Form 20-F
period 2011-12-31
DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY CAYMAN LTD
filed 2012-04-27
CIK 1516810

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                                                 to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number:

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Flat A, level 15, Yardley Commercial Building
1-6 Connaught Road West
Hong Kong
(Address of Principal Executive Offices)

Anita Lai Lai Ho, Chief Executive Officer
Flat A, Level 15, Yardley Commercial Building
1-6 Connaught Road West
Hong Kong

Tel: +852-3975-2318
Fax: +852-3020-6206
E-mail: anita.ho@dbmintai.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares, par value US$0.0001 per share
 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary shares, par value US$0.0001 per share
 (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
531,000,000 ordinary shares, par value $0.0001 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☑ Other ☐

* If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Part III	68

Item 17. Financial Statements	68

Item 18. Financial Statements	68

Item 19. Exhibits	68

EX-2.1	68

EX-4.1

EX-12.1

EX-12.2

EX-13.1

Introduction

Unless the context otherwise requires, in this annual report on Form 20-F:

●	“We,” “us,” “our company,” “our” and “Dragon Bright Cayman” refer to Dragon Bright Mintai Botanical Technology (Cayman) Limited, a Cayman Islands company, its predecessor entities and subsidiaries;
●	“Dragon Bright HK” refers to Dragon Bright Mintai Botanical Technology Company Limited, a Hong Kong company;
●	“HK Dragon Holdings” refers to Hong Kong Dragon Holdings Limited, a Hong Kong company;
●	Fujian Qianlon Agricultural Technology Co., Ltd., or “Fujian Qianlon”, is a foreign enterprise wholly owned by HK Dragon Holdings;
●	“China” and the “PRC” are to the People’s Republic of China, excluding for the purposes of this annual report Hong Kong, Macau and Taiwan;

●	“HK$” and “Hong Kong dollars” are to the legal currency of the Hong Kong Special Administrative Region of China;

●	“Hong Kong” is to the Hong Kong Special Administrative Region of China;

●	“IFRS” are to “International Financial Reporting Standards”;

●	“revenue” is to net revenue;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“shares” are to our shares, par value $0.0001 per share;

●	“U.S. GAAP” are to the generally accepted accounting principles in the United States of America;

●	“$” and “U.S. dollars” are to the legal currency of the United States of America; and
●	Our financial information presented in this Form F-20 has been prepared in accordance with IFRS.

Solely for your convenience, this annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise indicated in the section entitled “Item 3. Key Information – A. Selected Financial Data – Exchange Rate Information” conversions of Renminbi into U.S. dollars in this annual report are based on the exchange rate set forth in the H.10 weekly statistical release of the Federal Reserve Bank of New York, or the exchange rate, on December 30, 2011 We make no representation that the Renminbi or U.S. dollar amounts and/or HK dollar to Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars, Renminbi or HK dollars, as the case may be, at any particular rate or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. See “Item 3. Key Information – D. Risk Factors – Risks Related to Doing Business in China – Governmental control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment” and “– Fluctuations in the value of the Renminbi may have a material and adverse effect on your investment” for discussions of the effects of currency control and fluctuating exchange rates on the value of our shares.

This annual report on Form 20-F includes our consolidated financial statements for the years ended December 31, 2009, 2010 and 2011.

Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	statements regarding our completion of the development of our potential product and its use in a pilot project;
•	statements regarding the competitive advantages of our potential product;
•	expectation as to the market opportunities for our potential product, as well as our ability to take advantage of those opportunities;
•	statements as to our ability to protect our intellectual property and avoid infringing upon others’ intellectual property;
•	statements regarding our estimates of future performance, expenses, costs and revenues; and
•	statements as to our ability to meet anticipated cash needs based on our current business plan.

These statements may be found throughout this annual report, specifically in the sections entitled “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company – A. History and Development of the Company,” and “– B. Business Overview,” “Item 5. Operating and Financial Review and Prospects” and “Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds – E. Use of Proceeds.”  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3. Key Information – D. Risk Factors” and elsewhere in this annual report.

Statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this annual report reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict and include all the risks discussed in “Item 3. Key Information – D. Risk Factors” and elsewhere in this annual report. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected consolidated financial data as of and for the years ended December 31, 2009, 2010 and 2011, respectively, have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated financial data as of and for the year ended December 31, 2008 has been derived from our audited consolidated financial statements not included in this annual report. You should read the following selected financial data in conjunction with the section “Item 5. Operating and Financial Review and Prospects” and our audited financial statements and related notes included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as adopted by the International Accounting Standards Board.

	Year ended December 31,
	2011	2010	2009	2008
	$	$	$

Other income	1,193	11	-	-

Administrative expenses	(1,876,818)	(166,863)	(4,321)	(4,045)

Loss before income tax expense	(1,875,625)	(166,852)	(4,321)	(4,045)

Income tax expense	-	-	-	-

Loss for the year	(1,875,625)	(166,852)	(4,321)	(4,045)

Other comprehensive income/(loss)
Exchange differences on translating foreign operations recognized directly in equity	88,413	6,918	-	(19)

Total comprehensive loss for the year	(1,787,212)	(159,934)	(4,321)	(4,064)

Loss attributable to:
Equity shareholders of the Company	(1,459,589)	(144,644)	(4,321)	(4,064)
Non-controlling interest	(416,036)	(22,208)	-

	(1,875,625)	(166,852)	(4,321)	(4,064)

Total comprehensive loss attributable to:
Equity shareholders of the Company	(1,418,397)	(143,115)	(4,321)	(4,064
Non-controlling interest	(368,815)	(16,819)	-

	(1,787,212)	(159,934)	(4,321)	(4,064)

Loss per share – Basic and Diluted	$ *	$ *	$(0.04)	$(0.04)

*Less than (0.01) per share.

	As of December 31,
	2011	2010	2009	2008

Financial Position

Current assets	$385,557	$1,790,382	$13	$13

Non-current assets	1,732,508	397,522	-	-

Total liabilities (all current)	200,855	538,864	8,385	4,064

Long-term debt	-	-	-	-

Total equity (deficit)	$1,917,210	$1,649,040	$(8,372)	$(4,051)

Weighted average number of shares outstanding	524,002,329	116,962,192	100,000	100,000

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting currency. However, substantially all of our expected revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. For all dates and periods through December 31, 2009, conversions of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi amounts into U.S. dollars in this annual report are based on the exchange rate on December 31, 2011. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2012, the daily exchange rate reported by the Federal Reserve Board was RMB 6.3080 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2011
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20)	6.3080	6.3052	6.2975	6.3150

Source: Federal Reserve Bank of New York and Federal Reserve Board

(1)
Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.           Capitalization and Indebtedness

We set forth below our capitalization as of December 31, 2011.  Amounts are presented in accordance with IFRS.

As of December 31, 2011

Share capital	$53,100

Share premium	3,817,422

Foreign exchange reserves (1)	42,702

Accumulated losses	(1,612,599)

Total equity attributable to equity shareholders of the Company	2,300,625

Non-controlling interest	(383,415)

Total capitalization	$1,917,210

(1)	Foreign exchange reserves arise from translation of consolidated financial statements into U.S. reporting currency.

We have financed our business primarily through cash generated from the sale of our shares. In 2010, Dragon Bright HK issued 399,900,000 shares to seven founding shareholders and 72,000,000 shares to ten investors for total cash of $1,906,930, of which $647,190 represented share capital and $1,859,740 represented share premium. Offering costs of $91,803 related to these issuances were accrued on December 31, 2010.

On January 14, 2011, Dragon Bright HK issued 45,950,000 shares at approximately $0.025 per share for $1,181,834 in cash, of which $1,175,925 represented share premium.

On February 1, 2011, Dragon Bright HK issued 3,500,000 shares at approximately $0.05 per share for $179,620 in cash, of which $175,130 represented share premium.

On May 25, 2011, we issued 4,500,000 shares at $0.06 per share for $270,000 in cash, of which $269,550 represented share premium.

On August 15, 2011, we issued 5,050,000 shares at $0.10 per share for $505,000 in cash, of which $504,495 represented share premium.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Risks Related to Our Business

The markets in which we operate are highly competitive and we may not be able to maintain or expand our market share.

We plan to operate in the highly competitive forest seedling industry and we believe we will compete intensely with a large number of participants including individual farmers and small private forest companies. We do not expect to compete with any state-owned agriculture companies. We expect competition to persist and intensify in the future, and we may face intense competition from other companies that provide seedlings and paper pulp products in China. We expect our competition to be primarily affected by our ability to apply, commercialize and customize our TFPPT, the length of our cultivation cycle, product quality, distribution capability and pricing. In addition, product innovation and technical advancement may render our existing and potential applications and products and our own research and development efforts obsolete or non-competitive. We cannot assure you that additional competitors will not enter our existing markets, or that we will be able to compete successfully against existing or new competition, or be able to maintain or expand our market share, which may adversely affect our financial condition, results of operations or growth prospects.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We commenced our forestry technology and marketing research operations in 2007 and identified TFPPT for commercialization in early 2009. Through our corporate restructuring as described in more detail in the section entitled “Item 4. Information on the Company – C. Organizational Structure”, we are currently in the early stage of developing our business model. We have a limited operating history under our current business model upon which you can evaluate the viability and sustainability of our business, and we had not generated any revenue as of December 31, 2011. We do not have a revolving loan agreement with any financial institution, nor can we provide any assurance that we will be able to enter into any such agreement in the future or be able to raise funds through a future issuance of debt or equity. Furthermore, we are relatively inexperienced in the management of a business in the forest seedling industry. If we were unsuccessful in addressing any of these risks and uncertainties, our business, financial condition, results of operations and future growth could be adversely affected.

Our business is sensitive to fluctuations in market prices and demand for our products.

Demand for forest seedling products is highly cyclical in nature. Price and demand for forest seedlings have been, and in the future are expected to be, subject to cyclical fluctuations. The pricing in the forest seedling market is influenced by the prices of the ultimate products produced from forest seedlings in China.

Demand for our products is affected by changes in consumer trends and tastes. Furthermore, the markets for forest seedling products are sensitive to changes in industry capacity and output levels, general forest seedling industry conditions and cyclical changes in the global and Chinese economies, any of which can have a significant impact on the sales price of seedling products. These activities are, in turn, subject to fluctuations due to, among other factors:

•	changes in domestic and international economic conditions;
•	changes in market prices of commodities;
•	governmental regulations and policies;
•	interest rates;
•	population growth and changing demographics; and
•	seasonal weather cycles and other factors affecting tree growth.

Any adverse change in demand or price of our seedling products may materially and adversely affect our business, financial condition and results of operations.

Failure to protect our intellectual property rights in China may materially and adversely affect our business, financial condition and results of operations.

Our business is substantially dependent on our ability to apply and commercialize TFPPT, with respect to which we were granted by Mr. Cho-Po Chang, or Mr. Chang, the inventor of TFPPT, a worldwide exclusive license regarding all of its intellectual property rights.  TFPPT is an emerging technology for agricultural and botanical cultivation, and can be used to optimize the growth conditions critical for cultivation and propagation of high-quality seeds, seedlings, plantlets, plants and transplants to achieve fast, pathogen-free and uniform growth. The application for a utility model for “Aeroponics Cultivation System and Method” was granted by the State Intellectual Property Office of the PRC on August 17, 2011. The application for an invention patent for “Aeroponics Cultivation System” is in the process of review by the State Intellectual Property Office of the PRC. Mr. Chang has not applied for intellectual property rights with respect to TFPPT in any other jurisdictions.

We regard our patentable technology, trade secrets, and other intellectual property as important to our business. Unauthorized use of such intellectual property, whether owned by us or licensed to us, may materially and adversely affect our business, financial condition, results of operations, reputation and competitive advantages.  In addition, TFPPT is not subject to any intellectual property rights protection in jurisdictions other than China, and the validity, enforceability and scope of protection of intellectual property in China are uncertain and still evolving, and could involve substantial risks. The laws and enforcement procedures in China are not yet well developed, and do not protect intellectual property rights to the same extent as laws and enforcement procedures in the United States and other jurisdictions. Furthermore, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources and have a material adverse effect on our business, financial condition and results of operations.  If we are unable to adequately protect the intellectual property rights that we own or use, we may lose these rights and our business, growth prospects and profitability may suffer.

We may be subject to intellectual property rights claims or other claims in the future which could result in substantial costs and diversion of our financial and management resources away from our business.

We are subject to the risk that the products, technology and processes that we plan to apply in our production may infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims relating to the intellectual property of others. If any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future products, which could result in substantial costs and diversion of our management resources and attention even if we prevail in contesting such claims. If we were found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative products or be forced to pay fines and damages, which could materially and adversely affect our business and results of operations.

Failure to obtain or maintain the required approval, permits, licenses and certificates necessary to carry out our business in China may materially and adversely affect our business, financial condition and results of operations.

To carry out our business in China, we must obtain and maintain various government approvals, permits, business licenses, and certificates including, but not limited to, certificates of forestry ownership.   In the event that we are not able to obtain or maintain all of the required government approvals, permits, business licenses or certificates, our business operations may be subject to suspension, and our financial condition and results of operations may be materially and adversely affected.

The occurrence of extreme weather conditions, natural disasters, forest disturbances, terrorist attacks and other emergencies or events that are beyond our control may disrupt our seedling acclimatization and tree plantation activities and may have a material adverse effect on our business, financial condition and results of operations.

Our seedling acclimatization and tree plantation may be vulnerable to the occurrence of any extreme weather conditions, natural disasters, forest disturbances, terrorist attacks and other emergencies or events that are beyond our control and may have a material adverse effect on the economy and infrastructure in China and on the livelihood of the Chinese population.  In addition, the forest industry, especially seedling acclimatization and tree plantation, is subject to a variety of disturbances, including fire, drought, landslides, species invasions, insect and disease outbreaks, as well as climatic events including hurricanes, windstorms and ice storms.  Our seedling acclimatization and tree plantation sites are located in the coastal areas of southern China and are particularly susceptible to the typhoon season between July and September. Unfavorable conditions can reduce both size and quality of our seedling and tree production.  Our business, financial condition and results of operations may be materially and adversely affected should such events occur.

We depend significantly on our management team and key personnel.

We are highly dependent on our senior management to manage our business and operations, and each of our executive officers is responsible for an important aspect of our operations.  In addition, we rely on management and senior personnel to ensure that our sourcing, production, sales, distribution and other business functions are effective. We also depend on certain key personnel with respect to development of our technology and products. In particular, we rely substantially on our chief executive officer, Ms. Anita Lai Lai Ho, or Ms. Ho, and our TFPPT technical advisor, Mr. Chang, with respect to development of our products and technology and management of our operations.  We do not have key-man life insurance for any of our executive officers or key personnel.  Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited.  We may be unable to locate a suitable replacement for any senior management or key personnel that we lose.  In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company.  Losing the services of our executive officers or key personnel could be detrimental to our operations.

We have limited insurance coverage in China.

The insurance industry in China is still at an early stage of development, and insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies.  We maintain insurance for workplace injuries, premises and certain vehicles in China.  However, we do not have insurance coverage on our other assets (including biological assets), inventories, business, interruption of business or key employees. Consequently, any occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have a material adverse effect on our operating results. The occurrence of certain incidents including fire, severe weather, earthquake, war, floods, power outages, windstorms and the consequences resulting from them are not covered at all by insurance policies. If we incur substantial liabilities that were not covered by insurance, or if our business operations were interrupted for more than a short period of time, we could incur costs and losses that could materially and adversely affect our results of operations.

We depend heavily on skilled research and development personnel, and any loss of such personnel, or any failure to continue to attract such personnel in the future, could harm our business.

The nature of our business requires the employment of personnel with significant scientific and operational experience in the industry. Accordingly, we must attract, recruit and retain a sizeable workforce of technically and scientifically competent employees. Our ability to effectively implement our business strategy will depend upon, among other factors, the successful recruitment and retention of additional management and other key personnel that have the necessary scientific, technical and operational skills and experience with the forest and agricultural industry. These individuals may be difficult to find in China and we may not be able to retain such skilled employees. If we are unable to hire individuals with the requisite experience, we may not be able to produce sufficient products to optimize our profits, our research and development initiatives may be delayed and we may encounter disruptions in production and research which may materially and adversely affect our business, financial condition and results of operations.

The enforcement of labor contract law and an increase in labor costs in the PRC may adversely affect our business and our profitability.

China adopted a new labor contract law and its implementation rules effective on January 1, 2008 and September 18, 2008, respectively. The labor contract law and its implementation rules impose more stringent requirements on employers with regard to, among other things, minimum wages, severance payments upon permitted termination of employment by an employer and non-fixed term employment contracts, time limits for probation period as well as the duration and the times that an employee can be placed on a fixed-term employment contract. Due to the limited period of effectiveness of the labor contract law and its implementation rules and the lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses.  As a result of the new labor protection measures, our labor costs and those of our suppliers are expected to increase, which may adversely affect our business and our results of operations. It is also possible that the PRC government may enact additional labor-related legislations in the future, which may further increase our labor costs and affect our business, financial condition and results of operations.

Our failure to comply with increasingly stringent environmental regulations and related litigation may result in significant penalties, damages and adverse publicity for our business.

The PRC has laws concerning environmental protection, under which entities subject to such laws are required to adopt effective measures to prevent and control pollution and damages that may harm the environment, including waste water, waste residues, dust and other byproducts generated in the course of production, construction and other activities.

We are subject to periodic inspections and assessments by PRC environmental officials, none of which have occurred through December 31, 2011, or subsequent to the year end. Should we fail such an assessment and/or violate environmental PRC laws, we may be subject to penalties, suspension of operations and/or environmental remediation.

Based on our knowledge, we believe that we are in compliance with all environmental laws and regulations.

We have incurred increased costs as a result of being a public company.

We are subject to the periodic disclosure requirements of the Securities and Exchange Commission, or the SEC.   We have incurred and will incur significant legal, accounting and other expenses that a private company does not incur, which are estimated to be approximately $300,000 annually. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and stock exchanges have required changes in corporate governance practices of public companies. We expect that compliance with these rules and regulations will increase our legal and financial compliance costs, which are estimated to be approximately $400,000 for the first year after we became a public company and approximately $200,000 for each subsequent year. We also expect that these rules and regulations will make some activities more time-consuming and costly. We also expect these rules and regulations will make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance. As a result, our general and administrative expenses will likely increase and it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs that we may incur with respect to these rules or the timing of such costs.

If we fail to develop and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud; as a result, current and potential shareholders may lose confidence in our financial reports, which may harm our business and the trading price of our shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. In addition, we will be subject to the reporting obligations under the U.S. securities laws.   Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include a management report that assesses the effectiveness of our internal controls over financial reporting and may require our independent registered public accounting firm to attest to our evaluation in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2012.  As a company in the early stage of our development, we are in the process of establishing our internal control over financial reporting system to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes. We cannot be certain that the measures we have undertaken to comply with Section 404 will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, if we are able to rapidly grow our business, the internal controls that we will need will become more complex, and significantly more resources will be required to ensure our internal controls remain effective.  Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.  As we and our auditors have discovered a material weakness in our internal controls, the disclosure of that fact, even if the weakness is quickly remedied, could diminish investors’ confidence in our financial statements, which in turn may have an adverse effect on our share price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension of trading, ineligibility for listing on one of the national securities exchanges and the inability of registered broker-dealers to make a market in our shares, which could result in a decline in our share price.

The resources we devote to research and development may not result in commercially viable or competitive products.

Our success depends in part on our ability to successfully apply and commercialize TFPPT to our cultivation of bamboo-willow and other plants we later identify. Research and development in bamboo-willow plantation operation may be expensive and prolonged.  Our products may not ultimately be commercially viable, or may not pass government testing in the relevant provinces of China.  If the resources we devote to research and development do not result in products that survive the development stage, do not result in products that we can sell to our customers, or do not pass government testing, our business, financial condition and results of operations may be materially and adversely affected.

Our research and development have been subject to constraints on our financial resources.

As we are a start-up company in the early stage of our development, our research and development have been subject to constraints on our financial resources.  If such constraints adversely affect our successful application and commercialization of TFPPT, our business, financial condition and results of operations may be materially and adversely affected.

The global economic downturn may have a material and adverse effect on our business, financial condition, results of operations and liquidity.

The global capital and credit markets have experienced increased volatility and disruption over the past two to three years, making it more difficult for companies to access financing markets. We depend in part on stable, liquid and well-functioning capital and credit markets to fund our growth. Although we believe that our operating cash flows, access to capital and credit markets and existing borrowings will permit us to meet our financing needs for the foreseeable future, we cannot assure you that continued or increased volatility and disruption in the capital and credit markets will not impair our liquidity or increase our costs of borrowing. In addition, our major customers may have financial challenges unrelated to us that could result in a decrease in their business with us, delays in payment to us or defaults of payments. Similarly, parties to contracts may be forced to breach their obligations under those contracts with us. These consequences of the global economic downturn may have a material and adverse effect on our business, financial condition, results of operations and liquidity.

Risks Related to Doing Business in China

Adverse changes in China’s economic, political and social policies could materially and adversely affect our business, financial condition and results of operations.

Our business and operations are primarily conducted in China. Accordingly, our financial condition and results of operations have been, and are expected to continue to be, affected by the economic, political and social developments in China. A slowdown of economic growth in China could reduce the market demand of our products, which in turn could materially and adversely affect our business, financial condition and results of operations.

The PRC economy differs from the economies of most developed countries in many respects, including: a higher level of government involvement; the on-going development of a market-oriented economy; a rapid growth rate; a higher level of control over foreign exchange; and a less efficient allocation of resources.

The PRC economy has been transitioning from a centrally-planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s to encourage economic growth and guide the allocation of resources and emphasize the utilization of market forces for economic reform, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. Some of the measures benefit the overall PRC economy but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations applicable to us, and the PRC government continues to implement interest rate increases to control the pace of the economic growth.  These measures may cause deceased economic activity in China, which in turn could adversely affect our business, financial condition and results of operations. In addition, any changes in China’s economic, political and social conditions, as well as government policies, may materially and adversely affect our business, financial condition and results of operations.

Uncertainties inherent in the PRC legal system could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statues.  Unlike common law systems, it is a system in which decided legal cases have limited precedential value.  In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general.  The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China.  Some regulatory requirements issued by certain PRC government authorities may not be consistently applies by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical or, in some circumstances, impossible.  For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract.  However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.  These uncertainties may impede our ability to enforce our contracts.  These uncertainties, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business, financial condition, results of operations and prospects.

It may be difficult to effect service of process upon us or our directors or senior management who live outside of the United States.

Our main operating subsidiary is incorporated in the PRC and our operations are conducted and our assets are located outside of the United States. In addition, all of our directors and our senior management personnel reside outside of the United States. You may experience difficulties in effecting service of process upon us, our directors or our senior management as it may not be possible to effect such service of process outside the United States upon them. In addition, China does not have treaties with the United States and many other countries providing for reciprocal recognition and enforcement of court judgments. Therefore, recognition and enforcement in the PRC of judgments of a court in the United States or certain other jurisdictions may be difficult or impossible.

Future changes in laws, regulations or enforcement policies in China could adversely affect our business.

We are subject to PRC laws and regulations relating to land use rights, forest industry, and environmental protection, among others.  Laws, regulations or enforcement policies in China, including those relating to the forest industry, are evolving and subject to frequent changes. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material and adverse effect on us and the market price of our shares. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, result in negative publicity and damage to our reputation.  The price of our shares may decline accordingly.

We will rely principally on dividends and other distributions on equity paid by our current and future subsidiaries in China to fund our cash and financing requirements, and any limitation on the ability of our current and future subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are an offshore holding company, and we will rely principally on dividends from our subsidiaries in China for our cash requirements, including for the service of any debt we may incur. Current PRC regulations permit our current and future subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our current and future subsidiaries in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our current and future subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, any income that we source from China is subject to PRC withholding tax under the new Enterprise Income Tax Law of the PRC, or the EIT Law. Under the EIT Law and its implementation regulations, both of which became effective on January 1, 2008, we will be subject to a withholding tax rate of 10% for any dividends paid to us by our current and future subsidiaries in China if we are deemed a non-PRC tax resident. Any limitation on the ability of our current and future subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

If we were deemed as a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income at the rate of 25% under the new Enterprise Income Tax Law (“New EIT Law”) in the PRC and our non-PRC shareholders could be subject to certain PRC taxes.

Under the New EIT Law and the implementing rules, both of which became effective January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC may be considered a PRC “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. The implementing rules of the New EIT Law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. If we were to be considered a “resident enterprise” by the PRC tax authorities, our global income would be taxable under the New EIT Law at the rate of 25% and, to the extent we were to generate a substantial amount of income outside of PRC in the future, we would be subject to additional taxes. In addition, the dividends we pay to our non-PRC enterprise shareholders and gains derived by such shareholders from the transfer of our shares may also be subject to PRC withholding tax at the rate up to 10%, if such income were regarded as China-sourced income. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management. However, as of the date hereof, no final interpretation on the implementation of the “resident enterprise” designation is available. Moreover, any such designation, when made by PRC tax authorities, will be determined based on the facts and circumstances of individual cases. As a result, we cannot determine the likelihood or consequences of our being designated a “resident enterprise” as of the date hereof.

If the PRC tax authorities determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income. In addition, the dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our shares may be subject to a PRC withholding tax. This may have a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of any public offering to make loans or additional capital contributions to our PRC operating subsidiaries.

We may make loans to our current and future PRC subsidiaries. Any investments in or foreign loans to our PRC current and future subsidiaries are subject to approval by or registration with relevant governmental authorities in China. We may also decide to finance our subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the total amount of investment and the industries of the investment, capital contributions to our PRC operating subsidiaries may be subject to the approval of the PRC Ministry of Commerce, or MOFCOM, or its local counterparts. We may not obtain these government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our current and future PRC subsidiaries. If we fail to receive such approvals, our ability to use the proceeds from any public offering and to capitalize our PRC operations may be adversely affected, which could adversely affect our liquidity and our ability to fund and expand our business.

We expect to derive a substantial portion of our sales from the PRC.

We have not generated any revenues as of the date of this annual report, and expect that substantially all of our sales will be generated from the PRC. We anticipate that sales of our products in the PRC will represent a substantial proportion of our total sales in the near future. Any significant decline in the condition of the PRC economy could adversely affect consumer demand for our products, among other things, which in turn could have a material adverse effect on our business and financial condition.

Inflation in China could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, it has been uneven among various sectors of the economy and in different geographic areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products do not rise at a rate that is sufficient to fully absorb inflation-driven increases in our costs of supplies, our profitability can be adversely affected. These fluctuations and economic factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending.  The implementation of these and other similar policies can impede economic growth and thereby harm the market for our products.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government indicated that it would again make the foreign exchange rate of the Renminbi more flexible, which increases the possibility of sharp fluctuations in the Renminbi’s value in the future as well as the unpredictability associated with the Renminbi’s exchange rate. It is difficult to predict how long the current situation may last and when and how it may change again.

There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against foreign currencies. Our revenues and costs are mostly denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi. As we rely entirely on dividends paid to us by our subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making dividend payments on our shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us. Any fluctuations in the exchange rate between the Renminbi and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We expect to receive most of our revenues in Renminbi. Under our current corporate structure, our holding company may rely on dividend payments from our current and future PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Therefore, our current and future PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. This could affect the ability of our current and future PRC subsidiaries to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our shares.

Risks Related to Our Shares

We do not intend to issue dividends to our shareholders.  Our shares may never reach or maintain a price higher than the price investors pay for the shares and investors may never receive a return on their investment in our company.

Although our shareholders are entitled to dividends when, as and if they are declared by our board of directors, we do not intend to issue dividends to our shareholders in the foreseeable future.  If we do not issue dividends, the only way for investors to realize a return on their investment in our company would be through the sale of the shares at a price higher than the price they paid for our shares.  Our shares may never reach or maintain such a share price and investors may never receive a positive return on their investment in our company.

Our shares are not liquid and shareholders may be unable to sell their shares.

Our shares are not now and have never been listed or quoted on any exchange or quotation service.  We intend to become quoted on the OTC Bulletin Board or another quotation system, such as OTCQX, but we cannot guarantee that this will happen.  Quotation on the OTC Bulletin Board or OTCQX is expected to occur only after a market maker is appointed.  There is currently a limited market for our shares and a liquid market may never develop.  If a market for our shares does not develop, our shareholders may not be able to resell our shares that they have purchased and they may lose all of their investment.  As a result of the foregoing, investors may be unable to liquidate their investment for any reason.

Your percentage ownership in us may be diluted by future issuances of our shares, which could reduce your influence over matters on which shareholders vote.

Subject only to any applicable shareholder approval requirements, our board of directors has the authority to issue all or any part of our authorized but unissued shares. Issuances of our shares would reduce your influence over matters on which our shareholders vote.

Should we be successful in having our common shares quoted on the OTC Bulletin Board or OTC QX, holders of our common stock may be subject to the Penny Stock Rules of the SEC and the trading market in our shares would be very limited, which will make transactions in our stock cumbersome and may reduce the value of an investment in our shares. These rules may affect your ability to resell your shares.

The SEC has adopted regulations that generally define a “penny stock” to be any equity security other than a security excluded from such definition by Rule 3a51-1 under the Securities Exchange Act of 1934, as amended. For our purposes, penny stock is any equity security that has a market price of less than $5.00 per share, subject to certain exceptions.

Our shares are not currently traded on any stock exchange or quoted on any stock quotation system. We intend to have our shares quoted on the OTC Bulletin Board or another quotation system, such as OTC QX.  It is anticipated that our shares will be regarded as penny stock to the extent the market price for our shares is less than $5.00 per share.  The penny stock rules require a broker-dealer that wishes to engage in transactions in our shares to deliver a standardized risk disclosure document prepared by the SEC, provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, provide monthly account statements showing the market value of each penny stock held in the customer's account, and make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  To the extent these requirements are applicable they will reduce the level of trading activity in the secondary market for our shares and may severely and adversely affect the ability of broker-dealers to sell our shares.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. holders of our shares.

Depending upon the value of our shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes.  Based in part on our estimates of the value of our assets as determined based on the price of our shares in this offering, we do not expect to be a PFIC for our current taxable year ending on December 31, 2011.  However, there can be no assurance that we will not be a PFIC for the taxable year 2011 or any future taxable year as PFIC status is tested each taxable year and depends on the composition of our assets and income in such taxable year.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income.  In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities.  Therefore, a drop in the market price of our shares would cause a reduction in the value of our non-passive assets for purposes of the asset test.  Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents.  If we are classified as a PFIC in any taxable year in which U.S. Holders (as defined in “Item 10. Additional Information – E. Taxation – United States Federal Income Taxation”) hold our shares, certain adverse United States federal income tax consequences could apply to such U.S. Holders. See “Item 10. Additional Information – E. Taxation – United States Federal Income Taxation—Passive Foreign Investment Company.”

Any recurrence of severe acute respiratory syndrome, or SARS, pandemic avian influenza or an increase in the severity of H1N1 influenza or any other widespread public health problem could materially adversely affect our business and results of operations.

Our business could be adversely affected by the effects of SARS, pandemic avian flu, H1N1 influenza or other epidemics or outbreaks. China reported a number of cases of SARS in 2004. Since 2005, there have been reports of occurrences of the avian flu in various parts of China, including a few confirmed human cases. Since 2009, China and other countries and regions have reported several occurrences of H1N1 influenza. Any prolonged recurrence of SARS, the avian flu, H1N1 influenza or any other adverse public health developments in China may have a material adverse effect on our business operations, because such incidents could result in quarantines or closures of our offices, facilities and plantations, travel and transportation restrictions, import and export restrictions and a general slowdown in the PRC economy. In addition, the World Health Organization and the PRC government may recommend or impose other measures that could cause significant interruption to our business operations. Any of the foregoing events or other unforeseen consequences of public health problems could materially adversely affect our business, financial condition and results of operations.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could materially adversely impact our business operations, our reputation, and listing and trading in our shares.

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this scrutiny, criticism and negative publicity will have on our company, our business and listing and trading of our common stock.  If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company. Such allegations may materially adversely impact our business operations, our reputation, and the listing and trading of our common stock.

Item 4. Information on the Company

A. History and Development of the Company

We are a holding company established on February 17, 2011 as an exempted company incorporated with limited liability under the laws of the Cayman Islands. We expect to conduct substantially all of our business through Fujian Qianlon, a company organized under the laws of the PRC and a direct subsidiary of HK Dragon Holdings.

Our wholly-owned subsidiary Dragon Bright HK was incorporated in July 2007 as a limited liability company under the laws of Hong Kong.

On March 11, 2011, we entered into a share swap agreement with Dragon Bright HK and all of its shareholders. Pursuant to the share swap agreement, the shareholders of Dragon Bright HK exchanged an aggregate of 521,450,000 shares of Dragon Bright HK, representing all of the issued and outstanding shares of Dragon Bright HK, for an aggregate of 521,450,000 of our newly issued shares, representing all of our issued and outstanding shares, at an exchange rate of 1-for-1. As a result of the share swap, Dragon Bright HK became our wholly-owned subsidiary and the former shareholders of Dragon Bright HK, including several of our directors and officers and their family members, became our shareholders. In May 2011, we issued an aggregate of 4,500,000 shares at $0.06 per share for aggregate proceeds of $270,000. In August 2011, we issued an aggregate of 5,050,000 shares at $0.10 per share for aggregate proceeds of $505,000.

HK Dragon Holdings is a limited liability company incorporated under the laws of Hong Kong on August 11, 2010. HK Dragon Holdings is a 57%-owned subsidiary of Dragon Bright HK and its other shareholders include Ms. Ho, our chairwoman and chief executive officer, Stanley Ang, our director and chief administrative officer, Million Max Limited, whose sole shareholder, Antonio Chau, is the brother-in-law of Ms. Ho, and Wealth Vantage International Limited, an unaffiliated investor. On December 9, 2010, Fujian Qianlon was established by HK Dragon Holdings with a registered capital of $2,573,437. We are required by the PRC law to pay such amount in full by the end of 2012. As of December 31, 2010, we paid $1,287,470, and paid the balance in full in July 2011. The business of Fujian Qianlon is research and development of agricultural technologies, propagation of bamboo-willow tree seedlings and plantation of bamboo-willow trees.

Our principal executive offices are located at Flat A, Level 15, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong. The telephone number is +852 3975 2318. Our registered office is in the Cayman Islands located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as our Directors may decide. Our agent for service of process in the United States is C T Corporation System, 111 Eighth Avenue, New York, New York 10011.  Investors should contact us with any inquiries through the address and telephone number of our principal executive offices.

B. Business Overview

Overview

We are in the initial stages of developing a business in the forest seedling industry. Our main business is the mass propagation and sale of bamboo-willow seedlings and our secondary business is the sale of bamboo-willows as wood pulp generated from our trial bamboo-willow tree plantation business.  We have a limited operating history and limited revenue from trial sales of super mother bamboo-willow seedlings through December 2011. In December 2011, we signed three non-binding letters of intent with three regional business partners which are located in Fujian Province, Hubei Province, Jiangsu Province and Jiangxi Province for the purchase of seedlings and related services.

Bamboo-willow is a type of Salicaceae plant and is a hybrid of Chimonobambusa Marmorea, Chosenia Arbutifria and Salix Linearistipularis. Its natural characteristics include fast growth, high cultivation density and strong resistance to diseases.  It is also highly adaptable to a wide range of climatic and soil conditions. Bamboo-willow is expected to have an economic life of 13 years. Based on studies of the wood density, natural lightness, chemical constitution and fiber quality of bamboo-willow conducted by China National Pulp & Paper Research Institute, Beijing in 2009, it also can be used as a fast growing pulp material for papermaking.

We are also developing a business model focusing on the application and commercialization of TFPPT.  TFPPT is an emerging technology for rapid, uniform and mass propagation and growth of high-quality seedlings and plantlets.  We believe the successful application of TFPPT can provide us with significant competitive advantages in our business of mass propagation of bamboo-willow seedlings.

Since November 2010, we have been planning for the development of our business.  We had planted 35,818 bamboo-willow super mother saplings for our seedling propagation operation by the end of December 2011. Propagation of bamboo-willow is done by stem cutting and transplanting the stems to soil. On average, we cut 18 seedlings every 20 days from each super mother sapling tree. Super mother sapling trees are 1.5 meter bamboo-willow trees.  They are the sources for our seedling propagation through a cutting method. Therefore, we expect 3,200,000 seedlings each year can be cut from our existing super mother saplings.  We have been building our initial base site in Xiamen since September 2010 and finished the infrastructure construction at the end of August 2011. We started our bamboo-willow seedlings propagation in November 2010 and started our bamboo-willow tree plantation in April 2011. We have a limited operating history and limited revenue (less than $100) from trial sales of super mother bamboo-willow seedlings through December 2011. In December 2011, we signed three non-binding letters of intent with three regional business partners which are located in Fujian Province, Hubei Province, Jiangsu Province and Jiangxi Province for the purchase of seedlings and related services.  However, there is no guarantee that we will generate any revenues.  We also expect a secondary source of revenue to come from the sale of young bamboo-willow (two to three years old) for wood pulp in papermaking beginning in the fourth quarter of 2014.  As of the date of this annual report, we have not yet generated any operating revenue.  The loss attributable to our equity shareholders for the year ended December 31, 2011 was $1,418,397 and our accumulated losses as of December 31, 2011 were $1,612,599.  We anticipate that our initial markets will be in the PRC.

Our business of mass propagation of bamboo-willow is substantially dependent on our ability to protect and commercialize TFPPT.  TFPPT has three components: (i) a probiotics-based organic fertilizer formulated and processed using certain proprietary technology; (ii) an aeroponics cultivation system using a process of growing plants suspended in a closed and semi-closed misty environment by spraying the plants’ dangling roots, lower stems and leaves with an atomized, nutrient-rich water solution without the use of soil or an aggregate medium; and (iii) a stereoscopic cultivation method using a 3-dimensional system that suspends roots of plants in a closed trellis where they are sprayed with an atomized nutrient-rich solution at regular intervals, which enhances output per square meter of land per year.  In our business of cultivating bamboo-willows, it is only necessary to apply two of the TFPPT components, the probiotics-based organic fertilizer and the aeroponics cultivation system, at and throughout the 20-day nursery stage. As bamboo-willows collected by stem cutting from the super mother sapling trees do not have roots and must be stabilized with a small amount of planting soil (or distilled sand) for the probiotics-based fertilizer mist to be sprayed on the stems and leaves in an aeroponics system, the stereoscopic cultivation method is not used in our aeroponics cultivation technology for bamboo-willow seedlings.

The application for a utility model for “Aeroponics Cultivation System and Method” was granted by the State Intellectual Property Office of the PRC on August 17, 2011 and the patent for the utility model shall be valid until January 10, 2021. The application for an invention patent for “Aeroponics Cultivation System” is in the process of review by the State Intellectual Property Office of the PRC. Mr. Chang has not applied for intellectual property rights with respect to TFPPT in any other jurisdictions.

Our Technology

Our business is based on the sucessful application and commericialization of TFPPT.  The application for a utility model for “Aeroponics Cultivation System and Method” was granted by the State Intellectual Property Office of the PRC on August 17, 2011 and this patent for the utility model shall be valid until January 10, 2021. The application for an invention patent for “Aeroponics Cultivation System” is in the process of review by the State Intellectual Property Office of the PRC. Mr. Chang has not applied for intellectual property rights with respect to TFPPT in any other jurisdictions.

TFPPT is an emerging technology that can be used to optimize the growth conditions critical for cultivation and propagation of seedlings, plantlets, plants and transplants to achieve fast, pathogen-free and uniform growth. TFPPT regulates and controls plant growing conditions such as the level of nutrition, temperature, humidity and light intensity to accelerate the growth of plants. We believe that it permits better water, nutrient and oxygen absorption in plants by maintaining the optimum size of the droplets within the system to achieve faster growth as well as higher yields as compared to many traditional methods of plant production. TFPPT provides the seedlings with an enclosed and disease-free environment because it keeps seedlings physically separated from one another and each spray pulse is sterile.

TFPPT includes three key components: (i) probiotics-based organic fertilizer; (ii) aeroponics cultivation system; and (iii) stereoscopic trellising cultivation method.

Probiotics-based Organic Fertilizer

Organic fertilizers, such as manure, slurry, peat, seaweed and straw, are naturally occurring. Processed organic fertilizers include compost, blood meal, bone meal, humic acid, amino acids, and seaweed extracts. TFPPT’s organic fertilizer includes probiotics, which help control diseases effectively in the soil by decomposing calcium phosphate and potassium, and toxic substances and heavy metals in the soil. In addition, probiotics provide essential elements for development and strengthening of plants’ rooting systems.

Our probiotics-based organic fertilizer is based on animal manure, milk and some marine organisms such as media, which is subject to a fermentation process. Even though the ingredients used in our probiotics-based organic fertilizer are commonly available, the formula and process of making our probiotics-based organic fertilizer are proprietary.  It is a unique blend of different probiotics which contains no harmful chemicals. The way the ingredients interact with each other produces a synergistic effect that promotes vegetative reproduction. Our probiotics-based organic fertilizer is capable of modifying and activating soil and effectively degrading soil pollution. Moreover, it promotes better growth and higher resistance to pests and diseases by enhancing development and strengthening the rooting systems of plants. The use of probiotics-based organic fertilizer enhances plant cultivation and improves soil composition and fertility and use of chemical fertilizers and pesticides can be reduced significantly.

Successful production of plants involves optimizing soil fertility, which is dependent on a series of complex interactions of the numerous components of the soil in various physical, chemical and biological processes and phenomena. Deriving agronomic benefits from the application of compost-based fertilizers to croplands requires a compost product that interacts beneficially with all such physical, chemical and biological processes and phenomena that occur in the soil. Factors influencing soil fertility include soil pH, the form of resident nutrients, temperature, moisture content, atmosphere and microbial populations that are present in the soil. Plants need nitrogen, phosphorus and potassium, as well as micronutrients and symbiotic relationships with fungi and other organisms to flourish. However, getting enough nitrogen at the right time is a significant challenge for organic farming. Incorporation of compost, such as our probiotics-based organic fertilizer, into the soil can improve all these factors. The probiotics-based organic fertilizer helps to provide nitrogen through legumes which draw nitrogen from the atmosphere through symbiosis with the bacteria Rhizobia. Through the use of probiotics-based organic fertilizer and legumes, organic farming can become more effective and generate healthier yields.

We believe our probiotics-based organic fertilizer provides the following advantages in our plant cultivation:

•
Soil fertilization  Beneficial bacteria and derivatives in the probiotics-based organic fertilizer accelerate the transformation of nutrients that nourish the soil and provide the plant with assimilable substances.  The usage of probiotics-based organic fertilizer results in multiplication of the number of microorganisms in the soil that improves soil fertility.

•
Anti-salinization  The halotolerant and halophilic strains contained in the bacteria in the probiotics-based organic fertilizer can deactivate bases in the soil, remove base-related obstacles and alleviate salinity by regulating soil pH levels.

•
Anti-pathogen  There are a large number of resting spores of beneficial organisms in the probiotics-based organic fertilizer. When our fertilizer is applied to a plant after being diluted with water, reproduction of the beneficial organisms makes it difficult for pathogens to breed and adhere to the plant, or to transmit diseases to the plant. The algae extracts contained in the probiotics-based organic fertilizer inhibit diseases caused by some bacteria like fusaria.

•
Nitrogen fixation  The probiotics-based organic fertilizer contains diazotrophs that make it possible for nitrogen gas in the atmosphere to be converted into substances that plants can assimilate. The assimilated nitrogen can then be used by plants to synthesize fatty acids.

•
Phosphoric acid and release of potassium  One of the roles of effective organism (EM) fertilizers is to release phosphoric acid, thereby converting phosphates confined in the soil into water-soluble phosphates. The probiotics-based organic fertilizer is also capable of effectively releasing some elements which tend to form water-insoluble salts, such as potassium, calcium, iron and magnesium.

•	High efficacy Use of the probiotics-based organic fertilizer helps to speed up the growth of plants by promoting root development and photosynthesis.

Aeroponics Cultivation System

Our aeroponics cultivation system is the process of growing plants in air or in a misty environment without the use of soil or an aggregate medium (known as geoponics). Unlike hydroponics, which uses water as the growing medium, and uses essential minerals to sustain plant growth, aeroponics does not need a growing medium. The basic method of aeroponics cultivation is to grow plants suspended in a closed or semi-closed environment by spraying the plants’ dangling roots, lower stems and leaves with an atomized, nutrient-rich water solution. The nutrient/mist is delivered via a spray that pulses an atomized nutrient-rich solution at specific intervals for a specific duration to the plant. Plants are supported in individual plant support structures, allowing them to grow and supported by very little sand in the case of nursery for bamboo-willows or without soil or aggregate media in general. Monomial contact between a plant and the support structure allows for the entire plant to be in the air. Physical contact is minimized so that it does not hinder natural growth and root expansion, or access to pure water, air exchange and disease-free conditions.

The Aeroponics cultivation system requires a set of equipment including sprayers, misters, foggers, and other devices to create an atomized nutrient-rich solution that permits plant roots to better absorb nutrients and oxygen. TFPPT uses a custom hydraulic cylinder to regulate the system, which is fully automated, and operates with high accuracy and reliability. It can effectively convert solution into droplets, each with an ideal size for better absorption of nutrients and oxygen by the plants.

High-pressure aeroponics techniques, where the mist is generated by high-pressure pumps, are typically used in cultivation of high value crops and plant specimens that can offset the higher setup costs associated with this method of horticulture. High-pressure aeroponics systems include technologies for air and water purification, nutrient sterilization, low-mass polymers and pressurized nutrient delivery. The biological system matrix includes enhancements for extended plant life and crop maturation. Biological subsystems and hardware components include effluent control systems, disease prevention, pathogen resistance features, precision timing equipment, nutrient solution pressurization system, heating and cooling sensors, thermal controls for solutions, fail-safe sensors and protection, features for low maintenance and for reducing labor deployment, and ergonomic and long-term reliability features. Advanced commercial systems include data gathering, monitoring and analytical feedback to various subsystems.

The chart below provides an illustration of our aeroponics cultivation system:

The aeroponics cultivation system sprays our atomized, nutrient-rich probiotics-based organic fertilizer and water onto lower stems, leaves or dangling roots of seedlings (either intermittently or continuously, regulated by a hydraulic cylinder), where water droplet size is crucial for sustaining aeroponic growth. If the droplet size is too large, less oxygen can be delivered to the stem, leaf or root system; if it is too small, such as droplets produced by ultrasonic mister, this leads to excessive stem, leaf or root hair growth at the expense of lateral root system growth. The optimum size of the droplets is maintained within the system for maximum efficiency. The optimal size results in an appropriate nutrient content uptake by plants, which boosts their growth. When compared to other aeroponics systems, we believe that our TFPPT approach delivers more oxygen to plant stems, leaves or roots through increased aeration of nutrient solutions, which will stimulate growth. We believe that these conditions allow better plant nutrition assimilation in a more balanced way, resulting in faster growth of cultivated plants. We believe that our aeroponics cultivation system provides the following advantages in our seedling cultivation:

•
Less Water and Nutrient Consumption  The aeroponics cultivation system works in a closed loop environment that permits the atomized nutrient-rich solution to recirculate in a closed system. The closed-loop system minimizes evaporative loss of water, ensuring that all nutrient droplets will be completely absorbed by plants. Water consumption of an aeroponic system is less than that required for a normal greenhouse. In addition, the closed-loop feature of the aeroponics cultivation system allows all the atomized solution to be absorbed by the plants.

•
Yields Independent of Seasonal Adversities  The aeroponics cultivation system is sheltered within a machine room. It produces an atomized nutrient-rich solution and is transferred from the system to greenhouses through underground pipes. Since the whole structure is in a closed, hermetically sealed environment, yields are not affected by weather or other seasonal adversities. Further, as TFPPT optimizes the growing conditions for the plants within the greenhouse, it ensures high cultivation yields. This feature of TFPPT allows a year-round production cycle and ensures constant market supply of plants with greater price stability.

•
Higher Organic Qualities of Products  The aeroponics cultivation system is a closed-loop cultivation system where every component in the closed-loop system is sterilized, including plants. This helps to prevent pathogen, and eliminates the need for pesticides. The 3-dimensional A-frame is designed to reduce plant-to-plant contact by hang plants up in the air. This allows the plants to grow without media, such as soil, resulting in less disease transmission. Any infected plant can be removed individually and immediately. The pesticide-free Aeroponics cultivation results in higher organic qualities of products.

•
Automated Process Produces Consistent Results and Reduces Costs  The aeroponics cultivation system uses a custom hydraulic cylinder to regulate the system. This fully automated, closed-loop system can produce consistent results based on pre-determined conditions with minimal attention and maintenance. The system effectively converts solution into droplets with a pre-determined optimal size. The automated process reduces operational and maintenance costs.

Stereoscopic Trellis Cultivation Method

Our stereoscopic trellis cultivation method uses a 3-dimensional system that increases the output per square foot of land per year.  It combines many mist propagation benches with an A-frame designed bench which triples the capacity for commercial propagation and germination without sacrificing additional floor space. This method is not used in our mass propagation of bamboo-willow seedlings.

Roots are suspended in the closed trellis where they are sprayed with an atomized nutrient-rich solution at regular intervals. The humidity in this trellis remains close to 100 percent which allows the roots to hang in the chamber without drying out. Most often, the plants are placed in net pots that contain a small amount of growing medium.

The stereoscopic trellis does not allow plant-to-plant contact. Because this system does not use any growing medium (besides the small amount in the net pot used for stabilization), this soilless growing eliminates transmission of disease through a growth media. Any infected plant can be removed to prevent spread of the pest. This disease-inhibiting environment promotes plant growth in higher densities compared to traditional forms of cultivation such as the hydroponics, soil and nutrient film technique (a hydroponic technique whereby a shallow stream of water containing the entire dissolved nutrient required for plant growth is recirculated past the bare roots of plants in a watertight gully).

Intellectual Property

Our business is substantially dependent on our ability to apply and commercialize TFPPT, which is an emerging technology for agricultural and botanical cultivation, and can be used to optimize the growth conditions critical for cultivation and propagation of high-quality seeds, seedlings, plantlets, plants and transplants to achieve fast, pathogen-free and uniform growth. The application for a utility model for “Aeroponics Cultivation System and Method” was granted by the State Intellectual Property Office of the PRC on August 17, 2011 and this patent for the utility model shall be valid until January 10, 2021. The application for an invention patent for “Aeroponics Cultivation System” is in the process of review by the State Intellectual Property Office of the PRC. Mr. Chang has not applied for intellectual property rights with respect to TFPPT in any other jurisdictions.

In July 2010, Ms. Tsai entered into the Taiwan Fast Plant Propagation Technology Exclusive License Agreement, or TFPPT License Agreement, with Mr. Chang. Pursuant to the TFPPT License Agreement, Mr. Chang granted a worldwide exclusive license to Ms. Tsai with respect to all intellectual property rights in and to TFPPT for a period of 30 years commencing July 1, 2010.  Such intellectual property rights include worldwide copyright, design rights, know-how, confidential information, trade secret and any other similar rights related to TFPPT and its components, including applications of any of the foregoing. Mr. Chang further granted Ms. Tsai the exclusive right, for 30 years commencing on July 1, 2010, to use TFPPT and all related proprietary rights including all related applications of the technology and its enhancements created in the past, present and in the future, owned and continually developed and enhanced by Mr. Chang and his affiliates.  Pursuant to the TFPPT License Agreement, Ms. Tsai agreed to pay to Mr. Chang a non-refundable license fee of approximately $128 and a royalty fee, payable quarterly, equal to 6% of the income received by Ms. Tsai and her sub-licensees from the use and application of the patentable technology related to TFPPT.  On July 20, 2010, pursuant to an assignment agreement with Ms. Tsai, we obtained all Ms. Tsai’s rights, title and interests in and to the patentable technology related to TFPPT granted to her by Mr. Chang under TFPPT License Agreement. Dragon Bright HK agreed to directly pay Mr. Chang, commencing December 31, 2010 and at the end of every quarter thereafter, as a royalty fee, an amount equal to 6% of the income received by Dragon Bright HK, its subsidiaries and its sub-licensees from the use and application of TFPPT for the period December 31, 2010 to June 30, 2040.

Pursuant to a technology assignment agreement dated as of January 7, 2011, by and between Mr. Chang and Ms. Tsai, Mr. Chang assigned and transferred to Ms. Tsai all his rights, title and interest in and to the technological process related to the formulation of the probiotics-based organic fertilizer. On January 10, 2011, Ms. Tsai further assigned and transferred all of the foregoing rights, title and interest to us pursuant to an assignment agreement.

The Aeroponics cultivation system is one of the three key components and the patentable technology of TFPPT.  The application for a utility model for “Aeroponics Cultivation System and Method” was granted by the State Intellectual Property Office of the PRC on August 17, 2011 and this patent for the utility model shall be valid until January 10, 2021. The application for an invention patent for “Aeroponics Cultivation System” is in the process of review by the State Intellectual Property Office of the PRC. Mr. Chang has not applied for intellectual property rights with respect to TFPPT in any other jurisdictions.

Our Products and Business Segments

We are in the initial stages of developing our business using TFPPT and plan to operate in the forest seedling industry and, secondarily, the paper pulp industry. We have identified bamboo-willow as the primary plant that we will grow for our business because we believe young bamboo-willows can be used to produce wood pulp in papermaking.

We expect to have two businesses as follows:

•	mass propagation of bamboo-willow seedlings and plantlets for sale to seedling growers and forest tree planters and secondarily for our tree plantation projects; and

•	bamboo-willow tree plantation to produce young bamboo-willow trees for sale as wood pulp for paper making.

We plan to commence our business in stages.  We expect that our mass propagation of bamboo-willow seedlings and plantlets will be our primary business at least for the first three years of our operation.  During these three years, we plan to secure various sites for our production, complete the building of infrastructure at these sites and cultivate bamboo-willow seedlings from super mother bamboo-willow saplings to commence and expand our mass propagation operation. In the second quarter of 2011, we commenced a small scale bamboo-willow tree plantation operation of 1,060 mu. We rented one bamboo-willow seedling cultivation infrastructure in 2011. Future construction of greenhouses in these infrastructures will be solely for bamboo-willow seedling propagation.

As of the date of this annual report, we generated limited revenue (less than $100, included in other income) from trial sales of super mother bamboo-willow seedlings through December 2011. In December 2011, we signed three non-binding letters of intent with three regional business partners which are located in Fujian Province, Hubei Province, Jiangsu Province and Jiangxi Province for the purchase of seedlings and related services. We expect the Form 211 application will be approved by FINRA soon and estimate the three regional businesses mentioned above will sign regional business partner agreements around May 2012. Upon signing the agreements with the Company, each of the three regional businesses will pay RMB 2 million as deposit to begin to purchasing bamboo-willow seedlings and consultancy services of our bamboo-willow plantations starting in June 2012. We expect the sale of young bamboo-willows (two to three years old) for wood pulp in papermaking to begin by approximately 2014.  However, there is no guarantee that we will generate any revenue.

Since November 2010, we have started propagation of bamboo-willow seedlings. We had planted 35,818 super mother bamboo-willow saplings by the end of 2011. From our super mother bamboo-willow saplings, we propagated 381,976 seedlings at the end of 2011.

Mass propagation of bamboo-willow seedlings and plantlets

We purchase bamboo-willow saplings from the market as super mother bamboo-willows to cut seedlings for propagation in our business.  Propagation of bamboo-willow is done by stem cutting and transplanting to soil. It takes approximately 100 days in three stages in the propagation process as described below.

Super mother sapling supply zone – 20 days

We purchase 1.2 meter-height bamboo-willow saplings to be used as super mother bamboo-willows and plant them in a designated zone known as a “super mother bamboo-willow seedling supply zone.”  Bamboo-willow used as super mother for seedlings propagation can be planted at a density of up to 10,000 pieces per mu (or 0.067 acre). On average, we can cut 18 seedlings every 20 days from each super mother sapling. When seedlings have grown and are ready to be transplanted, they are collected from the super mother bamboo-willow sapling supply zone and transplanted to a designated zone known as a “nursery zone.”

Nursery  Zone – 20 days

In the nursery zone, bamboo-willow seedlings are cultivated in an enclosed greenhouse environment applying our probiotics-based organic fertilizer and aeroponics cultivation system for 20 days. We provide bamboo-willow stem cuttings that can quickly take root once planted in the sand and also reduce the cost of transportation. The stems are the specialized cuttings derived from mother saplings and are easy to propagate – a cutting taken out from the plant and simply pushed into the aeroponic system will take root.

The bamboo-willow stems are planted in distilled sand floor inside a completely enclosed greenhouse, rather than using the stereoscopic trellis cultivation method. An atomized, nutrient-rich solution that is made from the probiotics-based organic fertilizer is sprayed on the plants. Growing them inside an enclosed greenhouse will ensure the nutrient absorption efficiency of the stems. Under such conditions, the seedlings are completely exposed to nutrients, water and carbon dioxide, the key components for the plants to grow. The stems will quickly take root once they are planted on the sand. Since the growing materials are atomized and completely diffused inside a closed environment, they can be easily absorbed by the stems, leaves or roots, further enhancing the growth of the plant.  Distilled sands are used, instead of soil, because of the silica structure; toxins can be easily distilled by our microbe solution. This ensures that the growing environment for the seedlings is disease-free, which results in a higher survival rate for the seedlings. Different devices are installed inside the greenhouse to maintain the internal temperature and humidity giving the optimized conditions for growing.

Acclimatization Zone – 60 days

Post-nursery, seedlings are transferred to the acclimatization zone, which is an open area. In this area, the seedlings are planted into the soil directly. Seedlings require extra strength to adapt to the external environment before actual plantation. As the acclimatization zone is in an open area, we cannot apply the Aeroponics cultivation system. However, we continue to apply our probiotics-based organic fertilizer. At this stage, the roots mature to help absorption of nutrients and water from the soil. Acclimatization of seedlings aims to provide seedlings adjustment to changes in environment. This process is called hardening, which involves changes such as lowering the water content and increasing the sugar content of the plant. The whole acclimatization process takes about 60 days and, at the end, the seedlings are usually around 60 cm long. The bamboo-willow seedlings are expected to have adjusted to the external environment by that time and will be ready to be transported to the designated plantation sites or for sale.

Bamboo-willow tree plantation

After acclimatization, seedlings will be either transplanted into the soil or sold to seedling growers and forest tree planters.

One of the key components to the successful application of TFPPT in bamboo-willow tree plantations is forest management. Our forest management plan will be based on the following specific guidelines for the establishment and sustainable management of forest tree plantations.

Choice of Plantation Sites

We will first select sites based on the relevant environmental impact assessment, the economic features of the site, logistics and the local environment.

Site Protection

Sufficiently broad and completely protected buffer strips along stream banks and adjacent riparian areas will be kept under special management to reduce environmental problems.

Site Preparation

We will closely monitor site preparation to avoid serious environmental damage through soil compaction, erosion and loss of top soil nutrients. Proper site preparation enhances the early growth and development of tree species through improvement of the soil’s physical conditions and reduction in competition from other vegetation during the establishment phase.

Fertilization

When necessary, especially in the case of degraded land, we plan to apply nutrient supplements such as our probiotics-based organic fertilizer to improve soil fertility to enhance the survival and growth rates of trees.

Tending and Weed Control

We plan to develop effective tending and weed control based on the dynamic competition between tree species and other vegetation, not only during the establishment phase but also later in the rotation to facilitate access for fire control, harvesting and other management activities.

Thinning and Pruning

Thinning and pruning of tree plantations significantly affect the end use and profitability of products. Timely pruning and thinning are important in reducing costs and achieving maximum yield.

Pest Control and Disease Management

Pest and disease outbreaks can occur at any stage of plantation development. We plan to design preventive, control and contingency strategies and develop practices to minimize outbreaks and to effectively handle the aftermath of outbreaks.

Fire Control

Fire can be a serious threat to productivity, ecological stability, quality of planted forests, and their growing stock. We plan to design preventive control and contingency strategies and plans for fire management to minimize and control instances of fire.

Monitoring

Suitable systems for growth and yield prediction by means of simulation will be applied, allowing forest managers to respond to changing community and market demands in a manner consistent with the overall objective of sustainable production.

Research and Development

We believe that our core competitive advantage lies in our rights to utilize TFPPT and its successful application and commercialization in our mass propagation of bamboo-willow seedlings and, secondarily, to grow bamboo-willows for the paper pulp industry.  We expect that successful application of TFPPT in our business of mass propagation of bamboo-willow seedlings will reduce their cultivating cycle, which may enhance the production yield of bamboo-willow seedlings in a given period of time.  Therefore, strong research and development capabilities are critical to the success of our business. We expensed $126,313 on research and development in 2011 and plan to incur approximately $152,000 annually for our research and development projects in the next few years.

Our research and development efforts will initially focus on providing technical support for the sustainable growth of our bamboo-willow seedlings operation and further improving our technologies.  Specifically, we plan to further refine the specifications and cultivating formula in the application of TFPPT.  We also plan to improve our probiotics-based organic fertilizer with the aims of enhancing the quality of bamboo-willow timber, increasing the harvest yields and reducing our cultivation costs.  In addition, we will also emphasize continued efforts in searching for and cultivating various other plants with higher economic value suitable for our business model.

In addition to building strong internal research and development capabilities, we also plan to work with outside research entities when appropriate. We plan to license the technologies and advanced methods resulting from our research and development efforts to generate additional revenues. Currently, we have reserved three greenhouses for research and development activities.

The following chart shows the expected activities of our research and development greenhouses:

Raw Materials

The primary raw materials for our bamboo-willow seedling operation are bamboo-willow super mother saplings, and the various ingredients used in making our probiotics-based organic fertilizer. Each bamboo-willow super mother sapling has a life expectancy of three years.  We expect to replace our current super mother saplings in April 2013.  Bamboo-willow saplings are readily available in China and we do not anticipate a shortage of bamboo-willow saplings in the forseeable future.

Our probiotics-based organic fertilizer uses commonly available ingredients, except that there may be a limited number of suppliers of certain key components of the fertilizer, such as microorganisms.  Our current provider of microorganisms is Yue Nong Seedling & Flowers Company Limited, for which Mr. Chang, one of our shareholders and the inventor of TFPPT, serves as our sole agent for sale of our products in China. We expect most of the raw materials for our seedling propagation operation to be easily available in the market and we do not expect to rely on any one supplier to supply our raw materials.

Our Customers

We seek to build a long-term relationship with a range of customers, specifically targeting domestic seedling growers and planters, wood pulp dealers and papermaking factories.  With the surging demand for wood pulp for papermaking in China, we believe that our products will have a significant market.

For our bamboo-willow seedlings mass propagation business, we expect to sell most of our bamboo-willow seedlings to seedling growers and forest tree planters.  We intend to use the rest of the seedlings for our own small-scale tree plantation.

For our small-scale bamboo-willow tree plantation business, we expect to focus on the wood pulp supply market and have been developing relationships with various wood pulp dealers in China.

Properties

Both of our bamboo-willow seedling cultivation and tree plantation sites are located at Tianzhu Mountain in Xiamen, which is about 30 minutes drive from the Xiamen Airport. The location of the site will allow us to deliver our products to anywhere in China within 40 hours. Xiamen is located in a subtropical zone with abundant rainfall, bright sunshine and a high level of groundwater. These climatic conditions are appropriate for the growth of bamboo-willow.

In May 2010, we entered into a co-operation agreement with Xiamen Tianzhu Industrial Development Company Limited, or Xiamen Tianzhu. Pursuant to the co-operation agreement, Xiamen Tianzhu is responsible for providing land for our use, and negotiating with local agencies regarding approval of business license. In addition, Xiamen Tianzhu is also responsible for building friendly relationship with local farmers and assisting us with relevant government procedures.  We are responsible for financing, infrastructure and the business operation.

Pursuant to the co-operation agreement, we are entitled to use a maximum of 100 mu (66,667 square meters) of agricultural land in Xiamen Tianzhu Mountain for our bamboo-willow seedling cultivation. We pay a fixed amount of RMB 1,000 per mu (667 square meters) per year based on the actual areas used every year for 20 years. We plan to divide this land into various functional zones such as parent saplings, offspring plantlet nursery, acclimatization of plantlets and engine room to support the aeroponic cultivation system. As of December 31, 2011, 3 greenhouses (one mu or 667 square meters per greenhouse) and 2 machine rooms had been built on this site.  We have commenced operation in the bamboo-willow nursery zone and have started the research and development greenhouses planting other seedlings for potential test purposes in plantation racks.  We have invested RMB 1,598 million to establish the infrastructure at this site as of December 31, 2011.

We entered into a land-leasing framework agreement in December 2010 with each of Xi Dong Village and Xi Xi Village of Hu Yang Town, Yong Chun County, Quanzhou City respectively, to lease up to 1,300 mu (approximately 867,000 square meters) of farm land in Yongchun County, Quanzhou City, for our bamboo-willow tree plantation at the Tianzhu Mountain site at a price range between approximately $8 and approximately $32 per mu (667 square meters) per year for 30 years.  Pursuant to the two land-leasing framework agreements, we entered into eight land lease agreements with Xi Dong Village and Xi Xi Village in February 2011 to lease 961.9 mu of land in Yong Chun, Quanzhou, Fujian Province for propagation of additional bamboo-willow seedlings.  All of the eight land lease agreements have a term of 30 years at a price range between approximately $8 and approximately $55 per mu per year. As of December 31, 2011, we had spent approximately RMB 78,673 (approximately US$12,500) in the land lease in Yong Chun.

Our principal executive offices are located at Flat A, Level 15, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong. We pay rent of approximately $5,861 per month, and the lease term is one year from March 1, 2012 to February 28, 2013. This office in Hong Kong was established as part of our efforts to foster and improve relationships with international investors on a continuous basis. As of December 31, 2011, we had incurred approximately $2,848 on office fixed assets. In addition, since December 2010, we have also leased office facilities in Xiamen, China under a two-year operating lease expiring in December 2012 with monthly rental payments of approximately $665.

Environmental Matters

Our business operations are subject to a broad range of evolving environmental laws and regulations in China. We place strong emphasis on environmental protection in conducting our business. Compliance with these laws and related regulations is an ongoing process that is not expected to have a material effect on our capital expenditures, future earnings or competitive position. However, environmental concerns are inherent in most major agricultural operations, and there can be no assurance that future developments, such as increasingly strict environmental laws and enforcement policies thereunder, will not result in increased compliance costs. See “Item 3. Key Information – D. Risk Factors — Risks Related to Our Business — Our failure to comply with increasingly stringent environmental regulations and related litigation may result in significant penalties, damages and adverse publicity for our business.”

Sales, Marketing and Distribution

As both of our bamboo-willow seedlings and bamboo-willow wood pulp will be sold as commodities, we do not expect to engage in significant marketing and branding efforts. We plan to develop sales channels through certain B2B online platforms.

We plan to sell our products to forest tree plantation companies, seedlings growers, manufacturers of paper pulp producers and dealer agents.

Competition

We believe the forest seedlings industry in China is highly fragmented and competitive with a large number of participants, including individual farmers and small private forest companies. We do not expect to compete with any state-owned agriculture companies as no state-owned agriculture companies are engaged in our business.  We may face intense competition from other companies that provide seedlings, wood pulp products, substitute wood pulp products and other alternative materials used in the paper making industry in China.  Many of these firms are well-established and possess technical and financial resources far greater than we do.

We expect our competition to be primarily affected by our ability to apply, commercialize and customize our TFPPT, the length of our cultivation cycle, product quality, distribution capability and pricing. Our product can be considered a commodity; therefore, we expect our competition to be less affected by brand recognition and perception. The level of competition may affect our ability to control our prices, and subsequently our profit margins and results of operations.

We need to establish and further expand our production scale and enhance our product offerings in order to compete with our competitors successfully.

Insurance

We maintain insurance for workplace injuries in Hong Kong and we maintain insurance for workplace injuries, premises and certain vehicles in China. We do not have insurance coverage on our other assets (including biological assets), inventories, business, interruption of business or key employees. See “Item 3. Key Information – D. Risk Factors — Risks Related to Our Business — We have limited insurance coverage in China.”

Employees

As of December 31, 2011, we had a total of 44 employees, including 9 plantation workers and research and development employees as well as 35 management and administrative employees. We also had 72 temporary plantation workers as of the end of 2011. For the year ended December 31, 2011, our staff costs were $369,795. We review our remuneration policies and packages on a regular basis and will make necessary adjustment commensurate with the pay level in the industry. In addition to basic salaries, employees may be offered discretionary bonuses and cash awards based on individual performance.

We provide systematic training to our employees. We invite industry experts and farm managers to give regular training to our technical personnel as well as orientation programs to our newly hired technical personnel. We provide our managerial personnel with extensive training on business management and industry technology by experts and scholars associated with research institutes.

We do not have collective bargaining agreements with our employees. We do not have labor unions. We consider our relations with our employees to be amicable.

Legal Proceedings

As of December 31, 2011, we were involved in a personal injury claim that arose in April 2011. In connection with this matter, we paid RMB 120,000 (approximately US$19,000) to the injured party, of which RMB 103,500 (approximately US$16,000) may be recoverable from insurance, subject to certain conditions. Trial-related costs as of December 31, 2011, are estimated to be approximately RMB 17,250 (approximately US$2,600). The ultimate outcome of this matter cannot be determined at this time; however, we do not anticipate the outcome will have a material adverse impact on the financial position, operations, or cash flows.

Regulations

Guidance of Foreign Investment Industries

Investment in the PRC conducted by foreign investors and foreign-owned enterprises is governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, the latest edition of which was amended and promulgated on October 31, 2007. The Catalogue divides industries into three basic categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically prohibited under other PRC regulations. Foreign-invested enterprises in encouraged industries are often permitted to establish wholly foreign-owned enterprises, while foreign-invested enterprises in the restricted category may only be permitted to set up equity or contractual joint ventures, in some cases with the Chinese partner required to be the majority shareholder. Restricted category projects are also subject to the approval of higher-level governmental agencies. Foreign investment is not allowed for the industries in the prohibited category. Our business falls within the production of forestry seedlings industry, which is categorized as an encouraged foreign investment industry.

PRC Seed Law

According to the Seed Law of the PRC, any companies engaged in the forestry seedlings industry must acquire a “tree seed production and management permit” before conducting business in the industry. The permit is normally issued by forestry administrative departments at the county level of the people's government of provinces, autonomous regions and municipalities. Fujian Qianlon’s application for a tree seed production and management permit was approved on October 18, 2011.

Land Use Rights

Collectively Owned Agricultural Land in Rural Areas

According to the PRC Law on Land Administration, all lands in the PRC are either state-owned or collectively owned. Generally, lands in the urban areas of a city or town are state-owned, whereas lands in the rural areas of a city or town and all rural lands are, unless otherwise specified by law, collectively owned. When required, the state has the right to reclaim the collectively owned lands in accordance with law if such reclamation is beneficial to the public. For individuals, businesses and other organizations granted with the land use rights of state-owned or collectively owned agricultural land, they are permitted to hold, lease and develop these lands.

Title Certificate of Collectively Owned Land

According to the PRC Law on Land Administration, land located within a village or rural collective economic organization is owned as a whole by the farmers of the village or rural collective organization collectively, except for those stipulated by laws as being owned by the State. The government at the county level must register and maintain a record of the collectively owned lands, and issue “collectively-owned land ownership certificates” for farmland or “forest title certificates” for forestlands to evidence and certify the ownership of the lands concerned. Lands collectively owned by rural residents are contracted to and operated by members of the respective village or rural collective economic organization for various uses such as plantation, forestry, livestock husbandry or fishery productions.

Rural Land Contracted Operation Rights

Under the Law of the People’s Republic of China on Land Contract in Rural Areas, or Land Contract Law, land in rural areas includes arable land, forestland and grasslands and other lands for agriculture use owned collectively by the farmers and by the State. The State applies the contractual management system in respect of lands in rural areas. These land contracts take the form of household contracts within the rural collective economic organization. Land that is not suitable for household contracts such as barren mountains, gullies, hills and beaches may be contracted in forms such as bid invitation, auction and public consultation. Anyone entering into a household contract must be a farmer household of the relevant rural collective economic organization. The term of the contracts is 30 years for arable land, 30 to 50 years for grassland, and 30 to 70 years for forestland.

A local villagers’ committee or rural collective economic organization is designated to operate and manage the rural land collectively owned by all the farmers within that village or rural collective economic organization. The local villagers’ committee or rural collective organization must enter into written contract with the farmer households granting the farmer households the right to operate the rural land. The contract becomes effective on the signing date and the farmer household is entitled, on the same date, to obtain the land contracted operation rights. Local governments at or above the county level issue to the farmer households the “land contracted operation right certificates” for farmland or the “forest title certificates” for forestland to evidence the rural land contracted operation right. The rural land contracted operation right obtained through the household contract may be transferred through subcontracts, leases, exchanges or other means as prescribed under PRC law, provided that certain approvals and procedures have been complied with. However, if the farmer households transfer or assign the rural land contracted operation right before obtaining the land contracted operation right certificates, other farmers of the village or rural collective economic organization have the right to claim the transfer or assignment invalid.

The farmer households who have obtained the rural land contracted operation have the right to decide whether to transfer or assign the rural land contracted operation right and the means of transfer or assignment. Under equal conditions, members of the same village or rural collective economic organization should enjoy preemptive rights. Such preemptive rights must be claimed within a reasonable period after the issuance of the written announcement of transfer or assignment, or in case of no written announcement, within two months after the land has been used by other persons or entities outside the local village or collective economic organization. The preemptive rights will not be supported by the court if not claimed within the stipulated time period. Where the rural land contracted operation right is transferred or assigned by way of subcontracts, leases, exchanges or other means, the parties must enter into a written contract and such transfer must be filed with the local villagers’ committee and government for registration.

Fujian Qianlon entered into farmland sub-contracting agreements with relevant local villagers’ committees for the lands leased in Yongchun, Quanzhou, and will enter into similar agreements with the relevant local villagers’ committees for our future leased lands.  Fujian Qianlon completed the government registration and filing process in July 2011.

Employment

According to the Employment Contract Law of the PRC effective as of January 1, 2008, employment contracts must be entered into if employment relationships are to be established between an employer and its employees. The employer cannot require the employees to work in excess of the time limit as permitted under the relevant employment laws and regulations and must pay to the employees wages which are no lower than local standards on minimum wages. The entity must establish and perfect its system for labor safety and sanitation, strictly abide by rules and standards on labor safety and sanitation, and educate employees in labor safety and sanitation in the PRC.

We have entered into written employment contracts with all of our employees.  We have complied with the PRC employment-related laws and regulations in all material respects.

Social Insurance Regulations

According to Interim Regulations concerning the Levy of Social Insurance effective as of January 22, 1999 and Interim Measures concerning the Management of the Registration of Social Insurance effective as of March 19, 1999, employers in the PRC must conduct the registration of social insurance with the competent authorities and make contributions to the basic pension insurance, basic medical insurance and unemployment insurance for their employees.

According to the Regulations on Occupational Injury Insurance effective as of January 1, 2004, employers in the PRC must pay the occupational injury insurance fees for their employees.

According to Interim Measures concerning the Maternity Insurance effective as of January 1, 1995, employers in the PRC must pay the maternity insurance fees for their employees.

We have registered with the local social insurance agency in Fujian province and made required contributions to the basic pension insurance, medical insurance and unemployment insurance for our employees.  We have also purchased occupational injury insurance and maternity insurance policies for our employees.  We have complied with the PRC social insurance-related regulations in all material respects.

Regulations on Foreign Exchange Control and Administration

Foreign exchange regulation in China is primarily governed by the following regulations:

•	Foreign Exchange Administration Rules, or the Exchange Rules, promulgated by the State Council on January 29, 1996, which were amended on January 14, 1997 and August 5, 2008; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, or the Administration Rules, promulgated by the People’s Bank of China on June 20, 1996.

Under the Exchange Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches. However, for foreign currency payments for current account items, SAFE approval is not necessary for the conversion of Renminbi except as otherwise explicitly provided by laws and regulations.

Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. Capital investments by enterprises outside of China are also subject to limitations, which include approvals by the MOFCOM, SAFE and the National Development and Reform Commission, or their respective competent local branches.

Under PRC laws and regulations, we are permitted to provide funding to our PRC subsidiary only through capital contributions or loans and these uses are subject to PRC regulations and approvals. Capital contribution to Fujian Qianlon must be approved by MOFCOM or its local counterpart. Loans by us to Fujian Qianlon to finance its activities may not exceed statutory limits and must be registered with SAFE or its local branch. As of the date of this annual report, we have obtained the approval from MOFCOM’s local counterpart and completed the registration with local SAFE with respect to the capital contributions and loans to Fujian Qianlon, and we have complied with the PRC foreign exchange regulations in all respects.

We expect to derive substantially all of our revenues in Renminbi, which is not a freely convertible currency. Under our current structure, our income is expected to be primarily derived from dividend payments from our subsidiary in China. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. In practice, the PRC government has adopted a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. See “Item 3. Key Information – D. Risk Factors —Risks Relating to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.”

C. Organizational Structure

The following chart summarizes our corporate structure as of December 31, 2011.

(1)
The remainder of the shares of Hong Kong Dragon Holdings Limited are held by Ms. Ho, our chairwoman and chief executive officer, Stanley Ang, our chief administrative officer and director, Million Max Limited, whose sole shareholder, Antonio Chau, is the brother-in-law of Ms. Ho, and Wealth Vantage International Limited, an unaffiliated investor.

(2)	The rest of the shares of China Hainan Agriculture Holdings Ltd. are held by 11 unaffiliated investors.

D. Property, Plant and Equipment

Our principal executive offices are located in Hong Kong.

Both of our bamboo-willow seedling cultivation and tree plantation sites are located at Tianzhu Mountain in Xiamen. See “Item 4. Information on the Company – B. Business Overview – Properties” in this annual report.

As of December 31, 2011, we operated 3 greenhouses and 2 machine rooms with an aggregate area of 70 mu in Xiamen. The land is provided pursuant to a co-operation agreement with Xiamen Tianzhu and through leasing agreements with Xi Dong Village and Xi Xi Village.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties

A. Operating Results

Overview

We are in the initial stages of developing a business in the forest seedling industry. Our main business is the mass propagation and sale of bamboo-willow seedlings and our secondary business is the sale of bamboo-willows as wood pulp generated from our trial bamboo-willow tree plantation business.  We have a limited operating history and limited revenue from trial sales of super mother bamboo-willow seedlings through December 2011. In December 2011, we signed three non-binding letters of intent with three regional business partners which are located in Fujian Province, Hubei Province, Jiangsu Province and Jiangxi Province for the purchase of seedlings and related services.  However, there is no guarantee that we will generate any revenues.

Bamboo-willow is a type of Salicaceae plant and is a hybrid of Chimonobambusa Marmorea, Chosenia Arbutifria and Salix Linearistipularis. Its natural characteristics include fast growth, high cultivation density and strong resistance to diseases.  It is also highly adaptable to a wide range of climatic and soil conditions. Bamboo-willow is expected to have an economic life of 13 years. Based on studies of the wood density, natural lightness, chemical constitution and fiber quality of bamboo-willow conducted by China National Pulp & Paper Research Institute, Beijing in 2009, it also can be used as a fast growing pulp material for papermaking.

We are also developing a business model focusing on the application and commercialization of TFPPT.  TFPPT is an emerging technology for rapid, uniform and mass propagation and growth of high-quality seedlings and plantlets.  We believe the successful application of TFPPT can provide us with significant competitive advantages in our business of mass propagation of bamboo-willow seedlings.

Since November 2010, we have been planning for the development of our business.  We had planted 35,818 bamboo-willow super mother saplings for our seedling propagation operation by December 31, 2011. Propagation of bamboo-willow is done by stem cutting and transplanting the stems to soil. On average, we cut 18 seedlings every 20 days from each super mother sapling tree. Super mother sapling trees are 1.5 meter bamboo-willow trees.  They are the sources for our seedling propagation through a cutting method. Therefore, we expect 3,200,000 seedlings each year can be cut from our existing super mother saplings.  We have been building our initial base site in Xiamen since September 2010 and finished the infrastructure construction at the end of August 2011. We started our bamboo-willow seedlings propagation in November 2010 and intend to start our bamboo-willow tree plantation in September 2011. We expect to generate our initial revenue from the sale of bamboo-willow seedlings beginning in the first quarter of 2012. We have a limited operating history and limited revenue from trial sales of super mother bamboo-willow seedlings through December 2011. In December 2011, we signed three non-binding letters of intent with three regional business partners which are located in Fujian Province, Hubei Province, Jiangsu Province and Jiangxi Province for the purchase of seedlings and related services.  However, there is no guarantee that we will generate any revenues.  We also expect a secondary source of revenue to come from the sale of young bamboo-willow (two to three years old) for wood pulp in papermaking beginning in the fourth quarter of 2014.  As of the date of this annual report, we have not yet generated any operating revenue.  The loss attributable to our equity shareholders for the year ended December 31, 2011 was $1,418,397 and our accumulated losses as of December 31, 2011 were $1,612,599. We anticipate that our initial markets will be in the PRC.

Our business of mass propagation of bamboo-willow is substantially dependent on our ability to protect and commercialize TFPPT.  TFPPT has three components: (i) a probiotics-based organic fertilizer formulated and processed using certain proprietary technology; (ii) an aeroponics cultivation system using a process of growing plants suspended in a closed and semi-closed misty environment by spraying the plants’ dangling roots, lower stems and leaves with an atomized, nutrient-rich water solution without the use of soil or an aggregate medium; and (iii) a stereoscopic cultivation method using a 3-dimensional system that suspends roots of plants in a closed trellis where they are sprayed with an atomized nutrient-rich solution at regular intervals, which enhances output per square meter of land per year.  In our business of cultivating bamboo-willows, it is only necessary to apply two of the TFPPT components, the probiotics-based organic fertilizer and the aeroponics cultivation system, at and throughout the 20-day nursery stage. As bamboo-willows collected by stem cutting from the super mother sapling trees do not have roots and must be stabilized with a small amount of planting soil (or distilled sand) for the probiotics-based fertilizer mist to be sprayed on the stems and leaves in an aeroponics system, the stereoscopic cultivation method is not used in our aeroponics cultivation technology for bamboo-willow seedlings.

China is currently the world’s second largest wood-consuming country, with a utilization rate of approximately 400 million cubic meters per year, accounting for 25% of the world’s consumption. In addition, the Chinese forestry sector is in the midst of a significant transformation. According to the State Forest Administration, the increase in China’s domestic log production will not be able to match the increased demand.

We expect that such trend will continue; therefore we expect China’s future economic development to depend in part on developing a fast-growth plant species. Since our bamboo-willows seedlings have already been shown in scientific studies to be successful in producing paper pulp, we expect that a large number of companies, organizations and customers will purchase our bamboo-willow seedlings.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses for each period.  Below is a summary of our critical accounting policies, defined as those policies that we believe are crucial to the portrayal of our financial condition and results of operations and that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Fair value of biological assets

We account for biological assets at fair value.  Our management estimates that the initial costs incurred on the biological assets through December 31, 2011 approximate their fair value.

Our management evaluates fair value of our biological assets in consideration of the applicable accounting standards, which provide that a biological asset shall be measured on initial recognition and at the end of each reporting period at its fair value less the costs to sell. There is a presumption that fair value can be measured reliably for a biological asset.

If an active market exists for a biological asset or agricultural product in its present location and condition, the quoted price in that market is the appropriate basis for determining the fair value of that asset. If a company has access to different active markets, the entity uses the most relevant one. If an active market does not exist, a company uses one or more of the following, when available, in determining the fair value:

•	the most recent market transaction price, provided that there has not been a significant change in the economic circumstances between the date of that transaction and the end of the reporting period;
•	the market prices for similar assets with adjustment to reflect differences; and
•	sector benchmarks.

In some cases, the information sources listed above may suggest different conclusions as to the fair value of a biological asset or agricultural product. A company considers the reasons for those differences in order to arrive at the most reliable estimate of the fair value within a relatively narrow range of reasonable estimates. Alternatively, the fair value of biological assets is determined independently by professional valuers.

In some circumstances, market-determined prices or values may not be available for a biological asset in its present condition. In these circumstances, an entity uses the present value of expected net cash flows from the asset discounted at a current market-determined rate in determining the fair value. The objective of a calculation of the present value of expected net cash flows is to determine the fair value of a biological asset.

Cost may sometimes approximate fair value, particularly when:

•	little biological transformation has taken place since the initial cost incurrence (for example, for fruit tree seedlings planted immediately prior to the end of a reporting period); or
•
the impact of the biological transformation on the price is not expected to be gain or loss arising on initial recognition, and subsequent changes in fair values less costs to sell biological assets are recognized in profit or loss in the period in which they arise.  Upon the sale of the agricultural produce as forestry products, the carrying amount is transferred to cost of forestry products sold in the statement of comprehensive income.

Our business is subject to the usual natural hazards from fire, wind and insects.  Forces of nature such as temperature and rainfall may also affect harvest efficiency.  Our management considers adequate preventive measures are in place to minimize exposure. However, to the extent that unanticipated factors may affect our production, they may result in remeasurement or harvest losses in future accounting periods.

Useful life of property, plant, equipment and intangible assets

Management estimates the expected useful life for our property, plant, equipment and intangible assets and determines the related depreciation policy.  The estimated useful life of the property, plant, equipment and intangible assets and the residual value reflects management’s estimates of the number of years that we intend to derive future economic benefits from the use of property, plant, equipment and intangible assets.  These estimates could change significantly as a result of technological innovations in response to industry cycles.  The depreciation and amortization expenses in future accounting periods may be adjusted if there are significant changes in those estimates.

Impairment of tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss or if an impairment loss previously recognized no longer exists or may have decreased.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment losses (if any).  Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.   Management determined that no impairment to tangible or intangible assets exists as of December 31, 2011.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Consolidated Statements of Comprehensive Loss

		Year ended December 31,

		2011	2010	2009
		$	$	$

Other income		1,193	11	-

General and Administrative expenses		(1,876,818)	(166,863)	(4,321)

Loss before income tax expense		(1,875,625)	(166,852)	(4,321)

Income tax expense		-	-	-

Loss for the year		(1,875,625)	(166,852)	(4,321)

Other comprehensive income/(loss)
Exchange differences on translating foreign operations recognized directly in equity		88,413	6,918	-

Total comprehensive loss for the year		(1,787,212)	(159,934)	(4,321)

Loss attributable to:
Owners of the Company		(1,459,589)	(144,644)	(4,321)
Non-controlling interest		(416,036)	(22,208)	-

		(1,875,625)	(166,852)	(4,321)

Total comprehensive loss attributable to:
Owners of the Company		(1,418,397)	(143,115)	(4,321)
Non-controlling interest		(368,815)	(16,819)	-

		(1,787,212)	(159,934)	(4,321)

Loss per share – Basic and Diluted	$	*	$ *	$(0.04)

*Less than $(0.01) per share.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Other income. Our other income increased by $1,182 to $1,193 in 2011 from $11 in 2010, primarily due to increases in (i) interest income of $1,147 and (ii) exchange gains of $126 related to converting our bank deposits in Fujian Qianlon from Hong Kong dollars to Renminbi.

General and Administrative expenses. Our operating expenses consist of general and administrative expenses. Our general and administrative expenses increased by $1,709,955 to $1,876,818 in the year ended December 31, 2011 from $166,863 for the year ended December 31, 2010, primarily due to increases in (i) professional services of $651,297, (ii) staff costs of $340,369, (iii) other expenses of $127,316, (iv) research and development expenses of $115,242 in association with our enhanced research and development activities, (v) meal and entertainment expenses of $107,396 and (vi) depreciation of property, plan and equipment of $99,444.

Loss before income tax expense. As we did not have any revenue in 2011 and 2010, our loss before income tax expense equaled the sum of general and administrative expenses and other income.

Income tax expenses. We did not have any income in 2011 and 2010. Therefore, we did not incur any income tax expense in 2011 and 2010.

Loss for the year. Our loss for 2011 and 2010 equaled loss before income tax expense.

Other comprehensive income. Our other comprehensive income increased by $81,495 to $88,413 in the year ended December 31, 2011 from $6,918 in 2010, as a result of exchange differences on translating consolidated financial statements recognized directly in equity.

Year Ended December 31, 2010 Compared To Year Ended December 31, 2009

Other income. Our other income in 2010 was $11 due to receiving bank interest. We did not have any other income in 2009.

General and Administrative expenses. Our operating expenses consist of administrative expenses. Our administrative expenses increased by $162,542 to $166,863 for the year ended December 31, 2010 from $4,321 for the year ended December 31, 2009, primarily due to the significant increase in (i) professional fees of $50,913 to various professional services, including legal and consultant fees, (ii) research and development expenses of $11,071 in association with our enhanced research and development activities, and (iii) increased administrative expenses relating to salaries of $32,127 and corporate secretarial fees of $16,413.

Loss before income tax expense. As we did not have any revenue in 2010 and 2009, our loss before income tax expense equaled the sum of general and administrative expenses and other income.

Income tax expenses. We did not have any income in 2010 and 2009. Therefore, we did not incur any income tax expense in 2010 and 2009.

Loss for the year. Our loss for 2010 and 2009 equaled loss before income tax expense.

Other comprehensive income.  We recorded other comprehensive income of $6,918 in 2010 and no other comprehensive income in 2009, as a result of exchange differences on translating consolidated financial statements recognized directly in equity.

B. Liquidity and capital resources

Our consolidated financial statements as of and for the year ended December 31, 2011 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Report of our Independent Registered Public Accounting Firm on our consolidated financial statements as of and for the year ended December 31, 2011 includes a "going concern" explanatory paragraph which means that the auditors stated that conditions exist that raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2011, we had cash of $262,857, of which $117,216 was denominated in Renminbi and $145,641 was denominated in HK dollars.  Our cash decreased significantly compared to December 31, 2010 primarily due to operational use.

Based on our financial position as of December 31, 2011, we believe our working capital is sufficient to meet our short-term cash requirements to create and expand our business capability, market development initiatives, research and development and product distribution infrastructure for the foreseeable future. We expect our Form 211 application will be approved by FINRA in the near future and estimate the three regional businesses discussed above will sign regional business agreements with the Company in the second quarter of 2012. Upon signing the agreements with us, which our management believes will occur in the second quarter of 2012, each of the three regional businesses are to pay RMB 2 million (approximately US$320,000) as a deposit and are to commence purchases of bamboo-willow seedlings and consulting service regarding bamboo-willow plantations from the Company in or around the second quarter of 2012.

Should we require additional cash funding until such a time that we becomes profitable, our management believes that we can raise additional funds through either a further issuance of debt or equity necessary to sustain us through at least 2012. However, there can be no assurance of such additional fundraisings in amounts that may be required by us, if at all.

The following table sets out certain information with respect to our condensed consolidated statements of cash flows information for the years ended December 31, 2011, 2010 and 2009, respectively:

	Year ended December 31,

	2011	2010	2009

	$	$	$

Net cash used in operating activities	(1,879,039)	(178,623)	(3,870)

Net cash used in investing activities	(1,302,364)	(392,014)	-

Net cash generated from financing activities	1,621,887	2,336,890	3,870

Net (decrease) increase in cash	(1,559,516)	1,766,253	-

Effect of foreign exchange rate changes	49,430	6,690	-

Cash at beginning of the year	1,772,943	-	-

Cash at end of the year	262,857	1,772,943	-

Net cash used in operating activities

Our net cash used in operating activities in 2011 was $1,879,039, primarily consisting of an increase in deposits and prepayments of $55,595 related to production-related operations in Fujian Qianlon, an increase in employee advances of $54,164 and an increase in supplies inventory of $54,107.

Our net cash used in operating activities in 2010 was $178,623, primarily consisting of an increase in employee advances of $14,011, an increase in supplies inventory of $8,032, and an increase of $3,428 in deposits and prepayments.

Our net cash used in operating activities in 2009 was $3,870, primarily due to the payment of professional fees of $3,483 and secretarial fees of $387.

Net cash used in investing activities

In 2011, we paid $1,010,419 as capital expenditures to build the infrastructure in Xiamen, including the purchase of plant and equipment as well as investment in construction in progress. We also purchased biological assets for $277,554 and paid $14,391 for intangible assets

In 2010, we paid $353,787 as capital expenditures to build the infrastructure in Xiamen, including the purchase of plant and equipment as well as investment in construction in progress. We also purchased biological assets for $32,021, invested $578 in China Hainan Agriculture Holdings Ltd., and paid $5,628 for the exclusive licensing rights to use TFPPT.

There were no cash flows used in investing activities in 2009.

Net cash generated from financing activities

Our net cash flows generated from financing activities in 2011 were mainly attributable to the gross proceeds from the issuance of shares of $1,963,579, an increase in amounts due to directors of $102,182 representing advances from directors, partially offset by repayment of advances by related parties of $443,874 related to the loan described below under “–Current Liabilities.”

Our net cash flows generated from financing activities in 2010 were mainly attributable to the gross proceeds from the issuance of shares of $1,906,930 and advances from related parties of $434,131.

We had $3,870 of cash flow generated from financing activities in 2009, which represented advances from directors.

Current Liabilities

As we are an early-stage start-up company, we have not financed our business through long-term borrowings.  Our current liabilities decreased to $200,855 in 2011 from $538,864 in 2010, mainly due to repayment of the 2010 loan described below.

Our current liabilities increased to $538,864 in 2010 from $8,385 in 2009, mainly due to a loan to us of $435,223 from Ms. Hsui Ping Tsai, or Ms. Tsai, the mother-in-law of Ms. Ho.  There was no loan agreement, and the loan is unsecured, non-interest bearing and payable on demand.

In 2009, our current liabilities were $8,385, mainly due to financings from Ms. Ho, our chief executive officer.

Financial Instruments

We did not have any hedging contracts or financial derivatives outstanding for the year ended December 31, 2011.

Capital Expenditures

We had capital expenditures of $952,495 for the year ended December 31, 2011. Our capital expenditures were made primarily for the purchase of property, plant and equipment including machinery, motor vehicles, and a green house facility. Our capital expenditures have been primarily funded by cash provided by financing activities.

Recent Accounting Pronouncements

New and amended IFRS accounting pronouncements, potentially relevant to our operations that have been issued but are not yet effective and have not been early adopted by us are disclosed in Note 4 (r) to the consolidated financial statements.

We are in the process of making an assessment of the potential impact of these new and amended accounting pronouncements and, to date, we do not expect the application of these new and amended accounting pronouncements will have a material impact on our results or financial position.

C. Research and development, patents and licenses, etc.

We believe that our core competitive advantage lies in our rights to utilize TFPPT and its successful application and commercialization in our mass propagation of bamboo-willow seedlings and, secondarily, to grow bamboo-willows for the paper pulp industry.  We expect that successful application of TFPPT in our business of mass propagation of bamboo-willow seedlings will reduce their cultivating cycle, which may enhance the production yield of bamboo-willow seedlings in a given period of time.  Therefore, strong research and development capabilities are critical to the success of our business and we plan to incur approximately $152,000 annually for our research and development projects in the next few years.

Our research and development efforts will initially focus on providing technical support for the sustainable growth of our bamboo-willow seedlings operation and further improving our technologies.  Specifically, we plan to further refine the specifications and cultivating formula in the application of TFPPT.  We also plan to improve our probiotics-based organic fertilizer with the aims of enhancing the quality of bamboo-willow timber, increasing the harvest yields and reducing our cultivation costs.  In addition, we will also emphasize continued efforts in searching for and cultivating various other plants with higher economic value suitable for our business model.

In addition to building strong internal research and development capabilities, we also plan to work with outside research entities when appropriate. We plan to license the technologies and advanced methods resulting from our research and development efforts to generate additional revenues. Currently, we have reserved three greenhouses for research and development activities.

The following chart shows the expected activities of our research and development greenhouses:

Our research and development expenses were $0, $11,071 and $126,313 in the years ended December 31, 2009, 2010 and 2011, respectively.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from December 31, 2010 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues (if any), income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Contractual obligations

As of December 31, 2011, the terms and amounts of our significant contractual obligations were as follows:

		Payments due by Period

	Less than	One to	More Than
	One Year	Five Years	Five Years	Total
Operating lease obligations	$161,039	$372,426	$391,880	$925,344
Total	$161,039	$372,426	$391,880	$925,344

G. Safe harbour

This annual report contains forward-looking statements.  We have based these forward-looking statements on our current expectations and projections about future events.  These statements include but are not limited to:

•	statements regarding our completion of the development of our potential product and its use in a pilot project;

•	statements regarding the competitive advantages of our potential product;
•	expectation as to the market opportunities for our potential product, as well as our ability to take advantage of those opportunities;
•	statements as to our ability to protect our intellectual property and avoid infringing upon others’ intellectual property;
•	statements regarding our estimates of future performance, expenses, costs and revenues; and
•	statements as to our ability to meet anticipated cash needs based on our current business plan.

These statements may be found throughout this annual report, specifically in the sections entitled “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company – A. History and Development of the Company,” and “– B. Business Overview,” “Item 5. Operating and Financial Review and Prospects” and “Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds – E. Use of Proceeds.”  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3. Key Information – D. Risk Factors” and elsewhere in this annual report.
–
Statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements.  All forward-looking statements in this annual report reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements.  Many of these factors are beyond our ability to control or predict and include all the risks discussed in “Item 3. Key Information – D. Risk Factors” and elsewhere in this annual report.  You should not put undue reliance on any forward-looking statements.  Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The following table sets forth information concerning our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers listed below is Flat A, Level 15, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong. Ms. Ho, our chairwoman and chief executive officer, is the mother of Mr. Stanley Ang, our chief administrative officer and director.  There are no other family relationships between any of our directors and executive officers.

Name and address	Age	Position
Anita Lai Lai Ho	50	Director, chairwoman and chief executive officer
Stanley Ang	27	Director and chief administrative officer
Jeffrey Chong Kee Hui	35	Director and general counsel
Yau Man Hwang	34	Director
Cho-Po Chang	61	Chief operating officer
Dominick Mark	62	Interim Chief financial officer

Ms. Anita Lai Lai Ho  Ms. Ho has served as our Chief Executive Officer since October 2009 and director since August 2007.  Between September 2005 and July 2007, Ms Ho was the owner and operator of Asia Euro Enterprises Limited, a company engaged in ladies’ fashion, with production facilities in China for export to European countries. From June 1988 to August 2005, Ms. Ho was the Managing Director of Foldwide Development Limited, a men’s and women’s garments manufacturing and exporting company, where she was responsible for corporate strategic planning.  Ms. Ho graduated as a professional corporate secretary from LTC College in Norwich, England in 1984.

Mr. Stanley Ang  Mr. Stanley Ang has served as our director since September 2010 and our chief administrative officer since January 2011.  From March 2010 to December 2010, Mr. Ang served as the assistant general manager of Fujian Qianlon Medicine Co. Limited, a wholesaler and distributor of medicines, Chinese herbs and healthcare products in Fujian, China. Mr. Ang received a bachelor’s degree in business administration from Jinan University.

Mr. Jeffrey Chong Kee Hui  Mr. Hui has served as our director since September 2010 and as our general counsel since November 2010. From November 2004 to March 2010, Mr. Hui worked as the judiciary executive for the Hong Kong Special Administrative Region Judiciary responsible for daily courtroom operations and assisting judges in all respects in the discharge of their judicial duties.  Mr. Hui received a bachelor’s degree in law from the City University of Hong Kong.

Mr. Yau Man Hwang  Mr. Hwang has been our director since November 2010.  Since May 2008, Mr. Hwang has been an investment advisor at Phillip Securities (Hong Kong), a member of Phillip Capital Group, which operates in ten financial hubs worldwide. He is responsible for providing advice and analysis on a variety of investments at Phillip Securities (Hong Kong). Mr. Hwang studied computer networking management at University of British Columbia in Canada between 1996 and 2000.

Mr. Cho-Po Chang Mr. Chang is the owner and inventor of TFPPT and has been our chief operating officer since February 2011.  Having started his career as a mechanical engineer, Mr. Chang has over 30 years of experience in strategic and operations planning and implementation of aeroponics cultivation systems. Mr. Chang served as a former member of the Chinese People’s Political Consultative Conference, Qinzhou City, Guangxi Province and former executive director of Guangxi Province Fruit Association.  Mr. Chang is the sole distribution and marketing agent of Yue Nong Seedling and Flowers Company Limited in China.  He is the agricultural consultant of Guangxi Guoxiong Biological Agriculture Development Company Limited.

Mr. Dominick Mark  Mr. Mark began serving as our corporate finance strategist in July 2010 and was appointed as our Interim Chief Financial Officer on April 21, 2012. He has over 30 years of experience in international professional accounting and auditing services. He is a corporate finance strategist specializing in business development, including operations management, risk management, organizational transformation, human resources and leadership development. Mr. Mark has advised many companies on conducting commercial transactions and undertaking due diligence in mergers and acquisitions transactions, preparing for pre-IPO and IPO equity financing, and assisting companies in listing on stock exchanges in Europe and the United States. Mr. Mark has also been the owner and operator of various business ventures in real estate development, restaurants, hotels, seafood processing, advertising and mass media in Asia and North America. Mr. Mark is a certified public accountant of the United States, a fellow of the Association of Chartered Certified Accountants of England and an International Affiliate of the Hong Kong Institute of Certified Public Accountants. In addition, Mr. Mark has served as a director of the Canadian Certified General Accountants Association of Hong Kong.

Professional Service Agreement

From October 2007 to September 2009, Team Profit Asia Limited (the former name of Dragon Bright HK) engaged Ms. Ho, on a non-exclusive basis, pursuant to a professional service agreement to perform business development related services at a monthly service fee of approximately $128 for the period between October 2007 and September 2008 and approximately $256 for the period between October 2008 and September 2009.  On October 1, 2009, Ms. Ho was appointed as the chief executive officer of Team Profit Asia Limited and her professional service agreement was terminated.  On March 1, 2011, Ms. Ho entered into an employment agreement with us and she was appointed as our chief executive officer for a term expiring on December 31, 2011. On January 1, 2012, Ms. Ho entered into an employment agreement with our group, which includes our company, Dragon Bright HK, Hong Kong Dragon Holdings, Fujian Qianlon and its subsidiary and affiliated companies. Ms. Ho’s current employment agreement expires on December 31, 2012.

We have no service contracts with our directors providing benefits upon termination of employment.

B. Compensation of Directors and Executive Officers

Our directors and executive officers receive compensation in the form of annual salaries and bonuses. While we do not have a specific bonus plan setting the calculation of our annual bonuses, each director and executive officer is entitled to receive an annual discretionary bonus based upon his or her performance in such amount as shall be determined by the board of directors.

In the fiscal year ended December 31, 2011, the total compensation we paid to our executive officers and directors was approximately $59,145. In the fiscal year ended December 31, 2011, we provided mandatory provident fund benefits for some of our executive officers and employees.

C. Board Practices

Board of Directors

Members of our board of directors are elected by our shareholders. Our board of directors consists of four directors. The current term of office of each director is expected to expire at our next annual general meeting. Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Committees of the Board of Directors

All proceedings of the board of directors for the year ended December 31, 2011 were conducted by resolutions consented to in writing by the board of directors and filed with the minutes of the proceedings of the directors. We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by the board of directors.

We do not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. The board of directors believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to the board of directors and we do not have any specific process or procedure for evaluating such nominees. The board of directors will assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to the board of directors in care of our chief executive officer, Ms. Ho, at Flat A, Level 15, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong.

Audit Committee Financial Expert

We have no audit committee financial expert. We believe that the cost related to retaining a financial expert at this time is prohibitive.  Further, because of our stage of development, we believe the services of a financial expert are not warranted.

Duties of Directors

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously thought that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved away from this subjective standard and towards an objective, reasonable director standard with regard to the required skill and care and these authorities, objective approach is likely to be followed in the Cayman Islands.

Under our memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our Company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed, without or with cause, by the ordinary resolution.

D. Employees

We had 0, 14 and 44 employees as of December 31, 2009, 2010 and 2011, respectively. Our employees can be classified into three groups: operational, technicians and Research and Development, and administrative. Operational employees include plantation workers, maintenance workers and cooks. Due to the seasonal nature of our plantation activities, most of the plantation workers are employed on a part-time basis. In order to streamline the operation, most of the plantation workers are local farmers. Technicians and Research and Development employees are responsible for training the plantation workers and doing research and development in agricultural science. Administrative employees are responsible for strategic planning and backup support.

As of December 31, 2011, we had a total of 44 employees, including 9 plantation workers and research and development employees as well as 35 management and administrative employees. For the year ended December 31, 2011, our staff costs were $369,795. We review our remuneration policies and packages on a regular basis and will make necessary adjustment commensurate with the pay level in the industry. In addition to basic salaries, employees may be offered discretionary bonuses and cash awards based on individual performance.

We provide systematic training to our employees. We invite industry experts and farm managers to give regular training to our technical personnel as well as orientation programs to our newly hired technical personnel. We provide our managerial personnel with extensive training on business management and industry technology by experts and scholars associated with research institutes.

We do not have collective bargaining agreements with our employees. We do not have labor unions. We consider our relations with our employees to be amicable.

According to the Employment Contract Law of the PRC effective as of January 1, 2008, employment contracts must be entered into if employment relationships are to be established between an employer and its employees. The employer cannot require the employees to work in excess of the time limit as permitted under the relevant employment laws and regulations and must pay to the employees wages which are no lower than local standards on minimum wages. The entity must establish and perfect its system for labor safety and sanitation, strictly abide by rules and standards on labor safety and sanitation, and educate employees in labor safety and sanitation in the PRC.

We have entered into written employment contracts with all of our employees.  We have complied with the PRC employment-related laws and regulations in all material respects.

E. Share Ownership

The following table sets forth information, as of April 20, 2012, with respect to the beneficial ownership of our shares by:

•	each of our directors and executive officers; and

•	each other person known to us to own beneficially more than 5% of our shares.

As of April 20, 2011, we did not have any record holders in the United States.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. Except as indicated below, and subject to applicable community property laws, we believe, based on the information furnished to us, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement, or (4) the automatic termination of a trust, discretionary account or similar arrangement. The percentages of beneficial ownership in the table below are based on 531,000,000 shares outstanding as of April 20, 2011.

Unless otherwise indicated, the principal address of each of the shareholders below is c/o Dragon Bright Mintai Botanical Technology Company Limited, Flat A, Level 15, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers
Anita Lai Lai Ho	128,000,000	24.1
Stanley Ang	100,000,000	18.8
Cho-Po Chang	10,000,000	1.9
Yau Man Hwang	25,000,000	4.7
All directors and executive officers as a group (six persons)	263,000,000	49.5

Other Shareholders
Million Max Limited	130,000,000	24.5
Wealth Vantage International Limited(1)	32,000,000	6.0

 As of April 20, 2012, 531,000,000 of our ordinary shares were issued and outstanding.

None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please see “Item 6. Directors, Senior Management and Employees – E. Share Ownership.”

B. Related Party Transactions

Transactions with Certain Directors, Shareholders and Affiliates

Ms. Ho, our chairwoman and chief executive officer, made loans to us in the form of cash advances in the aggregate amount of $3,612 in the fiscal year ended December 31, 2008 and $7,482 in the fiscal year ended December 31, 2009 for our working capital requirements.  The amounts due to Ms. Ho are unsecured, interest-free and repayable on demand.  As of June 30, 2011, we had fully repaid to Ms. Ho all of the outstanding amounts of these loans.

In addition, Ms. Tsai, the mother-in-law of Ms. Ho, made loans to us in the form of cash advances in the aggregate amount of $435,223 in the fiscal year ended December 31, 2010 for our working capital requirements. The amounts due to Ms. Tsai are unsecured, interest-free and repayable on demand.  As of May 31, 2011, we had fully repaid to Ms. Tsai all of the outstanding amounts of these loans.

On March 1, 2011, Ms. Ho entered into an employment agreement with us and she was appointed as our chief executive officer for a term expiring on December 31, 2011. On January 1, 2012, Ms. Ho entered into an employment agreement with our group, which includes our company, Dragon Bright HK, Hong Kong Dragon Holdings, Fujian Qianlon and its subsidiary and affiliated companies. Ms. Ho’s current employment agreement expires on December 31, 2012.

Share Exchange Transaction

On March 11, 2011, we entered into a share swap agreement with Dragon Bright HK and all of its shareholders. Pursuant to the share swap agreement, the shareholders of Dragon Bright HK exchanged 521,450,000 shares of Dragon Bright HK, representing all of the issued and outstanding shares of Dragon Bright HK, for 521,450,000 newly issued shares of Dragon Bright Cayman at an exchange ratio of 1-for-1. As a result of the share swap, Dragon Bright HK has become a wholly-owned subsidiary of Dragon Bright Cayman and the former shareholders of Dragon Bright HK became our shareholders. In May 2011, we issued an aggregate of 4,500,000 shares at $0.06 per share for aggregate proceeds of $270,000. In August 2011, we issued an aggregate of 5,050,000 shares at $0.10 per share for aggregate proceeds of $505,000. Set forth below are our shares received by our directors, executive officers and 10% shareholders and their family members in the share swap transaction:

Name	Position and relationship	Dragon Bright HK shares exchanged	Dragon Bright Cayman shares received	Percentage of shares (prior to this offering)
Ms. Ho	Chief executive officer and chairwoman	128,000,000	128,000,000	24.6%
Stanley Ang	Son of Ms. Ho and director	100,000,000	100,000,000	19.2%
Philip Chi Hung Ang	Husband of Ms. Ho	21,850,000	21,850,000	4.2%
Yau Man Hwang	Director	25,000,000	25,000,000	4.8%
Kennen Hwang	Father of Yau Man Hwang	20,000,000	20,000,000	3.8%
Million Max Limited	Antonio Chau, the sole shareholder of Million Max Limited, is the brother-in-law of Ms. Ho	130,000,000	130,000,000	24.9%

Professional Service Agreement

From October 2007 to September 2009, Team Profit Asia Limited (the former name of Dragon Bright HK) engaged Ms. Ho, on a non-exclusive basis, pursuant to a professional service agreement to perform business development related services at a monthly service fee of approximately $128 for the period between October 2007 and September 2008 and approximately $256 for the period between October 2008 and September 2009.  On October 1, 2009, Ms. Ho was appointed as the chief executive officer of Team Profit Asia Limited and her professional service agreement was terminated.

Private Equity Financing by Dragon Bright HK

In a series of private placement transactions between October 2010 and January 2011, Dragon Bright HK issued an aggregate of 117,950,000 shares at approximately $0.025 per share, for aggregate proceeds of approximately $3,088,764.

In February 2011, Dragon Bright HK issued an aggregate of 3,500,000 shares at approximately $0.05 per share, for aggregate proceeds of approximately $180,000.  Set forth below are the shares of Dragon Bright HK received by our directors, executive officers and 10% shareholders and their family members in the private placement transactions:

Name	Position and Relationship	Dragon Bright HK Selling Shares Issued	Dragon Bright Cayman Shares Received	Percentage of Shares (Prior to the Offering)
Philip Chi Hung Ang	Husband of Ms. Ho	21,850,000	21,850,000	4.2%
Yau Man Hwang	Director	25,000,000	25,000,000	4.8%
Kennen Hwang	Father of Yau Man Hwang	20,000,000	20,000,000	3.8%
Keneth C. Goyena	Brother of Antonio Chau, the sole shareholder of Million Max Limited and the brother-in-law of Ms. Ho	7,500,000	7,500,000	1.4%

Technology License and Assignment Agreements

In July 2010, Ms. Tsai, the mother-in-law of Ms. Ho, our chief executive officer and chairwoman, entered into the TFPPT License Agreement with Mr. Chang. Pursuant to the TFPPT License Agreement, Mr. Chang granted a worldwide exclusive license to Ms. Tsai with respect to all intellectual property rights in and to TFPPT for a period of 30 years commencing July 1, 2010.  Such intellectual property rights include worldwide copyright, design rights, know-how, confidential information, trade secret and any other similar rights related to TFPPT and its components, including applications of any of the foregoing. Mr. Chang further granted Ms. Tsai the exclusive right, for 30 years commencing on July 1, 2010, to use TFPPT and all related proprietary rights including all related applications of the technology and its enhancement created in the past, present and in the future, owned and continually developed and enhanced by the licensor and its affiliates.  Pursuant to the TFPPT License Agreement, Ms. Tsai agrees to pay to Mr. Chang a non-refundable license fee of approximately $128 and a royalty fee, payable quarterly, equal to 6% of the income received by Ms. Tsai and her sub-licensees from the use and application of the patentable technology related to TFPPT.  On July 20, 2010, pursuant to an assignment agreement with Ms. Tsai, we obtained all Ms. Tsai’s rights, title and interests in and to the patentable technology related to TFPPT granted to her by Mr. Chang under TFPPT License Agreement.  Dragon Bright HK agreed to directly pay Mr. Chang, commencing December 31, 2010 and at the end of every quarter thereafter, as a royalty fee, an amount equal to 6% of the income received by Dragon Bright HK, its subsidiaries and its sub-licensees from the use and application of TFPPT for the period December 31, 2010 to June 30, 2040.

Pursuant to a technology assignment agreement dated as of January 7, 2011, by and between Mr. Chang and Ms. Tsai, Mr. Chang assigned and transferred to Ms. Tsai all his rights, title and interest in and to the technological process related to the formulation of the probiotics-based organic fertilizer. On January 10, 2011, Ms. Tsai further assigned and transferred all of the foregoing rights, title and interest to us pursuant to an assignment agreement.

Sub-Licensing Agreement with China Hainan Agriculture Holdings Ltd.

Pursuant to a sub-licensing agreement entered into in October 2010,  Dragon Bright HK granted China Hainan Agriculture Holdings Ltd. a sub-license to all rights, titles and interests to all TFPPT patentable technology to market, promote, advertise, offer to sell, sell, lease or import products and services related to TFPPT in Hainan Province, China. In addition, Dragon Bright HK granted China Hainan Agriculture Holdings Ltd. a sub-license to make use of, sub-license and otherwise exploit commercially products, services, processes, methods and materials from the inventions, ideas and information included in or derived from TFPPT and to exploit applications of TFPPT commercially. In return, China Hainan Agriculture Holdings Ltd. agreed to pay royalty fees in the amount equal to 8% of all revenues received by China Hainan Agriculture Holdings Ltd. from the sale of goods or services using TFPPT or any portion of it. Such fees are calculated and paid within thirty days from the end of each calendar quarter during the term of the license. China Hainan Agriculture Holdings Ltd. is required to pay minimum fixed royalty fees of approximately $128,601 per annum starting at the end of the third year after execution of the sub-licensing agreement. The term of the sub-licensing agreement is 20 years.

In December 2010, Dragon Bright HK acquired 14.9% of the equity interest in China Hainan Agriculture Holdings Ltd. for approximately $579 in cash.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business. We are not aware of any proceedings being contemplated by any governmental authority.

As of April 20, 2012, we are involved in a personal injury claim that arose in April 2011. In connection with this matter, we paid RMB 120,000 (approximately US$19,000) to the injured party, of which RMB 103,500 (approximately US$16,000) may be recoverable from insurance, subject to certain conditions. Trial-related costs as of December 31, 2011, are estimated to be approximately RMB 17,250 (approximately US$2,600). The ultimate outcome of this matter cannot be determined at this time; however, we do not anticipate the outcome will have a material adverse impact on our financial position, operations, or cash flows.

Dividend Policy

The holders of our shares are entitled to such dividends when, as and if declared by our Board of Directors (provided always that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account). Our Board of Directors does not intend to declare or pay any dividends to our shareholders in the foreseeable future.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debts.

We are an offshore holding company, and we will rely principally on dividends from our subsidiaries in China for our cash requirements, including for the service of any debt we may incur. Current PRC regulations permit our current and future subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our current and future subsidiaries in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our current and future subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, any income that we source from China is subject to PRC withholding tax under the new Enterprise Income Tax Law of the PRC, or the EIT Law. Under the EIT Law and its implementation regulations, both of which became effective on January 1, 2008, we will be subject to a withholding tax rate of 10% for any dividends paid to us by our current and future subsidiaries in China if we are deemed a non-PRC tax resident.

In addition, the dividends we pay to our non-PRC enterprise shareholders and gains derived by such shareholders from the transfer of our shares may also be subject to PRC withholding tax at the rate up to 10%, if such income were regarded as China-sourced income.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have no experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A. Offering and Listing Details

 Our shares are not currently nor have they ever been listed or quoted on any stock exchange or quotation system.  We intend to have our shares quoted on the OTC Bulletin Board or another quotation system, such as OTCQX.  The selling shareholders may sell the shares at a fixed price of $0.12 per share until our shares are quoted on the OTC Bulletin Board or another quotation system, such as OTCQX, and thereafter at prevailing market prices or privately negotiated prices.

B. Plan of Distribution

Not applicable.

C. Markets

Our shares are not currently nor have they ever been listed on any exchange or quoted on any quotation system.  We plan to eventually seek listing on the OTC Bulletin Board or another quotation system, such as OTCQX. We cannot guarantee that we will obtain a listing.  There is no public trading activity in our securities, and there can be no assurance that a regular trading market for our shares will ever be developed.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B.           Memorandum and Articles of Association

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our shares.

Registered Office and Objects

The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide. The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees – C. Board Practices – Board of Directors.”

Ordinary Shares

Certificates representing the shares are issued in registered form.  Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their shares.  Our memorandum and articles of association provide that we shall not issue any bearer shares.  We shall therefore only issue non-negotiable shares and not bearer or negotiable shares.

Dividends

The holders of our shares are entitled to such dividends when, as and if declared by our Board of Directors (provided always that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account), subject to the Companies Law. Our Board of Directors does not intend to declare or pay any dividends to our shareholders in the foreseeable future.

Voting Rights

All of our shareholders have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings. Voting at any meeting of shareholders is by show of hands unless a poll is demanded by the chairman of our Board of Directors or by any shareholder holding at least ten percent of the shares given a right to vote at the meeting present in person or by proxy.

A quorum is required for a meeting of shareholders. Two shareholders being individuals present in person or by proxy or if a corporation or other non-natural person, by its duly authorized representative or proxy, constitutes a quorum, unless we only have one shareholder entitled to vote at such general meeting in which case the quorum shall be that one shareholder present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorized representative or proxy. Although not required by the Companies Law or our memorandum and articles of association, we will hold shareholders’ meetings annually.  In addition, extraordinary general meetings may be convened by our Board of Directors on its own initiative or upon a request to the directors by shareholders holding not less than ten percent of our shares. At least five clear days’ advance notice is required prior to convening our annual general meeting and other shareholders meetings.

An ordinary resolution of the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast in a general meeting to pass. A special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the shares cast in a general meeting to pass. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association.

Transfer of Shares

Subject to the restrictions of our memorandum and articles of association, as set out below as applicable, any of our shareholders may transfer all or any of such shareholder’s shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any share that is not fully paid up to any person of whom it does not approve or any share issued under any share incentive scheme for employees upon which a transfer restriction subsists. Our Directors may also decline to register any transfer of any share unless:

•
the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is duly and properly signed; and

•	a fee of such maximum as our directors may from time to time require is paid to us.

If our Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send notice of such refusal to both the transferor and transferee.

Liquidation

On a return of capital in connection with the winding up of our Company or otherwise, other than in connection with conversion, redemption or purchase of shares, assets available for distribution to the holders of shares shall be distributed among them on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares

Our Board of Directors may from time to time call upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. Shares that have been called upon and remain unpaid are subject to forfeiture by a resolution of the Directors.

Redemption of Shares

We may:

•
issue shares on terms that they are to be redeemed or are liable to be redeemed at our option or at the option of the shareholders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by a special resolution of our shareholders;

•	purchase our own shares, including any redeemable shares, provided that our shareholders shall have approved the manner of purchase by ordinary resolution; and

•	make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Law, including out of our capital.

Under the Companies Law, the redemption of any such redeemable share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law, no such share may be redeemed (a) unless it is fully paid up, (b) if such redemption would result in there being no shares outstanding or (c) if the company has commenced liquidation.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may be varied either with the written consent of two-thirds of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information – H. Documents on Display.”

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by our memorandum or association; and

•
cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares

Our memorandum and articles of association authorize our Board of Directors to issue additional shares from time to time as our Board of Directors shall determine, to the extent there are available authorized but unissued shares.

Our memorandum and articles of association authorize our Board of Directors to establish from time to time one or more classes or series of preferred shares and to determine, with respect to any class or series of preferred shares, the terms and rights of that class or series, including:

•	the designation of the class or series;

•	the number of shares of the class or series;

•	the dividend rights, conversion rights and voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Differences in Corporate Law

The Companies Law is modeled after English companies legislation but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (i) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (ii) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares, which, if not agreed between the parties, will be determined by the Cayman Islands court, if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the dual majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares affected, within four months after the making of the offer, the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

Generally, legal proceedings can be originated in the Grand Court of the Cayman Islands.  In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles that permit a minority shareholder to commence a class action against the company or a derivative action in the name of a company to challenge:

•	an act which is illegal or ultra vires;

•	an act which requires a resolution with a qualified or special authority which has not been obtained; and

•	an act which constitutes a “fraud on the minority,” where the wrongdoers are in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as a provision purporting to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors against all actions, proceedings, claims, demands, costs, expenses, damages or liabilities incurred or sustained in their capacities as such unless such losses or damages arise from dishonesty, fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in Our Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our Directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation. The Cayman Islands Companies Law and our memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals and Shareholder Meetings

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the shareholders at the annual meeting, provided that such shareholder complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding not less than 10% in par value of our issued share capital to requisition a special meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may, but are not obliged to, in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. We, however, intend to hold an annual shareholders’ meeting during each fiscal year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all the votes to which such shareholder is entitled on a single director, which increases such shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or has owned 15.0% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution, or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, unless the variation is considered by our directors not to have a material adverse effect upon the rights of any class of the shares, we may vary the rights attached to any class only with the written consent of not less than two-thirds of the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class or unanimous written resolution of all shareholders of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies Law, our memorandum and articles of association may only be amended with by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, no provisions in our memorandum and articles of association govern the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company – B. Business Overview – Regulations – Regulations on Foreign Exchange Control and Administration,” and “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China —Governmental control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.”

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in our shares.  This summary applies only to U.S. Holders that hold the shares as capital assets and that have the U.S. dollar as their functional currency.  This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date.  All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This discussion does not apply to you if you are a member of a class of holders subject to special treatment under the U.S. federal income tax laws, including:

•	banks or other financial institutions;

•	insurance companies;

•	dealers in securities or currencies;

•	U.S. expatriates;

•	traders in securities that have elected the mark-to-market method of accounting for securities;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding a share as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	persons that own (directly, indirectly, or constructively) 10% or more of our shares;

•	persons who acquired our shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships or pass-through entities).

PROSPECTIVE PURCHASERS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of our shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court in the United States over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership, or an entity treated for U.S. federal income tax purposes as a partnership, holds our shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  If you are a partnership or a partner in such partnership, you are encouraged to consult your tax advisors.

Taxation of Dividends and Other Distributions on Our Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions on our shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you.  Such dividends will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

Certain dividends received by non-corporate U.S. Holders in taxable years beginning before January 1, 2013 in respect of our shares will constitute “qualified dividend income” subject to tax at the lower rate applicable to long-term capital gains (generally at a maximum income tax rate of 15%), rather than the marginal tax rates generally applicable to ordinary income, provided that (1) our shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), (2) we are not a passive foreign investment company (as discussed below) with respect to such U.S. Holders for either our taxable year in which the dividends were paid or the preceding taxable year, and (3) holding period requirements are met (61 days of ownership without risk of loss reduction during the 121-day period beginning 60 days before the ex-dividend date).  Our shares are considered to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which do not presently include the OTC Bulletin Board or OTCQX (the quotation systems on which it is currently expected that our shares may be quoted).  Accordingly, any dividends paid on our shares are not currently expected to qualify for the lower rate unless we are deemed to be a PRC “resident enterprise” under the EIT Law and are eligible for the benefits of the U.S.-PRC Tax Treaty.  You are encouraged to consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to our shares.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to our shares.  If we are eligible for the benefits of the U.S.-PRC Tax Treaty, dividends paid to you with respect to our shares would be subject to a reduced rate of PRC withholding taxes under the U.S.-PRC Tax Treaty. In addition, dividends paid by us will constitute income from sources outside the United States for U.S. foreign credit limitation purposes and will generally constitute “passive category income.”  A U.S. Holder will be denied a foreign tax credit with respect to any PRC withholding taxes withheld from dividends received with respect to our shares to the extent that such U.S. Holder has not held our shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on our shares are not counted toward meeting the 16-day holding period required by the statute. The rules governing the foreign tax credit are complex.  You are encouraged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will be treated first as a tax-free return of your adjusted tax basis in the shares, and to the extent the amount of the distribution exceeds your adjusted tax basis, the excess will be taxed as capital gain recognized on a sale or exchange.  We do not intend to calculate our earnings and profits under U.S. federal income tax principles.  Therefore, you should expect that the entire amount of a distribution will generally be treated (and reported) as a dividend.

Taxation of Disposition of Our Shares

Upon a sale or other taxable disposition of our shares, and subject to the passive foreign investment company rules discussed below, you generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares and your adjusted tax basis, determined in U.S. dollars, in the shares.  Deductibility of capital losses is subject to various limitations.  Capital gain of a non-corporate U.S. Holder, recognized in taxable years which begin before January 1, 2013, is generally taxed at a maximum rate of 15% if the U.S. Holder has held the shares for more than one year.  Additionally, any such gain or loss recognized will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.  However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the U.S.-PRC Tax Treaty.  Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of our shares, the gain may be treated as PRC source income for purposes of calculating the foreign tax credit. If such gain is not treated as PRC source gain, however, a U.S. Holder will not be able to obtain a United States foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year.  You are encouraged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ending December  31, 2011 or for any future taxable year.  Our expectation for our current taxable year is based in part on our estimates of the value of our assets as determined based on the price of our shares in this offering and the expected price of our shares following the offering.  Our actual PFIC status for any taxable year will not be determinable until the close of such taxable year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person).  If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

We must make a separate determination each year as to whether we are a PFIC.  As a result, our PFIC status may change.  In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our shares, our PFIC status may be determined in large part based on the market price of our shares which may fluctuate considerably.  Accordingly, fluctuations in the market price of our shares may result in our being a PFIC for any year.  If we are a PFIC for any year during which you hold our shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold our shares, regardless of whether we continue to meet the income or asset test described above.  However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the shares.

If we are a PFIC for any taxable year during which you hold our shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of our shares, unless you make a “qualified electing fund” election (a “QEF election”) or a “mark-to-market” election as described below.  Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for our shares will be treated as excess distributions.  Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for our shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•
the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of our shares cannot be treated as capital, even if you hold our shares as capital assets.  In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which you hold our shares and any of our non-United States subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though you would not receive the proceeds of those distributions or dispositions.  You are encouraged to consult your tax advisor about the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, you may make a mark-to-market election to include in ordinary income each year an amount equal to the excess, if any, of the fair market value of our shares as of the close of your taxable year over your adjusted tax basis in such shares.  The mark-to-market election is available only for “marketable stock,” which is stock that is “regularly traded” on a national securities exchange that is registered with the Securities and Exchange Commission or on NASDAQ, or on a foreign exchange or market that the Internal Revenue Service determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.  The OTC Bulletin Board and OTCQX are not considered to be national securities exchanges that would allow a U.S. Holder to make a mark-to-market election.  Because we expect that our shares will be quoted only on the OTC Bulletin Board or OTCQX, our shares may not currently qualify as “marketable stock” for purposes of the mark-to-market election.  Consequently, you will not be eligible to make a mark-to-market election if we are or become a PFIC.

You may also avoid the rules described above with respect to the stock you own in a PFIC by making a timely QEF election to be taxed currently on your pro rata portion of such PFIC’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income).  However, this option would not be available to you because we do not intend to generate, or share with you, information that would be necessary for you to make a QEF election.

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require.  Prior to such legislation, a U.S. Holder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.”  If we are or become a PFIC, you are encouraged to consult your tax advisors regarding any reporting requirements that may apply to you.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above.  Accordingly, you are encouraged to consult your own tax advisors concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our shares if we are or become classified as a PFIC.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances).  A U.S. Holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of our shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our shares.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, for taxable years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the Internal Revenue Service certain information with respect to his or her beneficial ownership of our shares, if such shares are not held on his or her behalf by a U.S. financial institution.  For example, the new law requires an individual U.S. Holder to file an attachment to his or her tax return reporting interests in specified foreign financial assets (including stock of a non-U.S. company) when the aggregate value of such interests exceed $50,000 during any taxable year. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.  You are encouraged to consult your tax advisor regarding the effect, if any, of new U.S. federal income tax legislation on your ownership and disposition of our shares.

In addition, dividend payments with respect to our shares and proceeds from the sale, exchange or redemption of our shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%.  Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding.  U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9.  After December 31, 2012, the backup withholding rate will increase to 31% under the sunset provisions of currently applicable U.S. tax law.

Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.  You are encouraged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the Commission our registration statement on Form F-1 (File Number 333-176868), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year.  Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Inflation

While the PRC economy has experienced rapid growth, it has been uneven among various sectors of the economy and in different geographic areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products do not rise at a rate that is sufficient to fully absorb inflation-driven increases in our costs of supplies, our profitability can be adversely affected. Inflationary factors, such as increases in the cost of our products and overhead costs, could impair our future operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our future business operations and results of operations. These fluctuations and economic factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending.  The implementation of these and other similar policies can impede economic growth and thereby harm the market for our products.

Interest Rate Risk

As we have no significant interest-bearing assets and liabilities, our income/(loss) and operating cash flows are substantially independent of changes in market interest rate.

Foreign Currency Risk

Our businesses are located in the PRC and our operating transactions are conducted in Renminbi. Most of our fixed assets and liabilities are denominated in Renminbi, except for transactions related to share issuances and our promissory note, which are denominated in Hong Kong dollars. Since the Renminbi is not freely convertible, there is a risk that the PRC government may take actions affecting exchange rates which may have a material adverse effect on our net assets, earnings and any dividends we declare if such dividends are to be exchanged or converted into foreign exchange. Moreover, we have not hedged our foreign exchange rate risk.

We mainly operate in the PRC with most of the transactions denominated and settled in Renminbi, which is not freely convertible into other foreign currencies.  Conversion of Renminbi into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government.  Our current and future PRC subsidiaries are expected to transact business in their functional currency and therefore no currency risk is expected to arise in respect of these subsidiaries.  Our financial statements are presented in U.S. dollars and fluctuations of Renminbi against U.S. dollars will result in adjustment to financial amounts.  We currently do not utilize any forward contracts, currency borrowings or other means to hedge against our foreign currency exposure.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government indicated that it would again make the foreign exchange rate of the Renminbi more flexible, which increases the possibility of sharp fluctuations in the Renminbi’s value in the future as well as the unpredictability associated with the Renminbi’s exchange rate. It is difficult to predict how long the current situation may last and when and how it may change again.

There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against foreign currencies. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making dividend payments on our shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us. Any fluctuations in the exchange rate between the Renminbi and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Credit Risk

The carrying amounts of cash and other receivables present us with credit risk.  The maximum exposure to credit risk is the carrying amounts of the respective financial assets at the end of the reporting period.

The credit risk of our cash arises from default of the counterparty. At December 31, 2011, our cash denominated in RMB, amounted to US$117,216. We had cash of US$1,297,749 in 2010 and no cash in 2009. Conversion of RMB into foreign currencies is subject to the PRC’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations.  The remaining balance of our cash was $145,641, denominated in Hong Kong dollars and US dollars at December 31, 2011.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in raising funds to meet commitments associated with financial instruments. Our policy is to regularly monitor current and expected liquidity requirements to ensure that we maintain sufficient reserves of cash to meet our liquidity requirement in the short and long term. We currently do not expect any liquidity risk as we have sufficient cash flow at the early stage of our business operations. However, we may encounter liquidity risk in the long term with the expansion of our business.

The contractual maturities of financial liabilities as of December 31, 2011, 2010 and 2000, are shown below:

	Carrying amount	Total Contractual undiscounted cash flow	Within one year or on demand
	US$	US$	US$

2011
Accounts payable	10,109	10,109	10,109
Amounts due to officer/directors	103,275	103,275	103,275
Other payables (included in accrued expenses)	39,711	39,711	39,711
	153,095	153,095	153,095

2010
Amount due to Ms. Tsai (related party)	434,131	434,131	434,131
Amounts due to officer/directors	1,092	1,092	1,092
Other payables (included in accrued expenses)	6,765	6,765	6,765

	441,988	441,988	441,988

2009
Amounts due to officers/directors	7,482	7,482	7,482

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds

A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

The following “Use of Proceeds” information relates to up to 131,000,000 of our shares registered for resale and for the account of the selling shareholders.  As a result, all proceeds from the resale of the shares will be paid to the selling shareholders and we will not receive any proceeds from the resale of the shares by the selling shareholders. However, we will pay all costs associated with the registration statement. The registration statement on Form F-1 (File No. 333-176868), as amended, with respect to the resale of these shares was declared effective by the SEC on September 30, 2011.

The total expenses incurred for our company’s account in connection with the registration statement was approximately $500,154, including SEC registration fees of $1,943, printing and engraving expenses of $44,200, legal fees of approximately $285,474, audit and audit-related fees of approximately $164,787, transfer agent and registrar fees of approximately $3,750. None of the above expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or affiliates.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our interim chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of the period covered by this annual report. In designing and evaluating our disclosure controls and procedures, our management recognized that disclosure controls and procedures, no matter how well conceived and operated can provide only reasonable, but not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management was necessarily required to apply their judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Based upon that evaluation, our management, including our chief executive officer and interim chief financial officer, concluded that our disclosure controls and procedures were not effective as of the end of the period covered in this report because of the material weakness in internal controls over financial reporting described below.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. Our management identified the following material weaknesses in our internal control over financial reporting:

•
Lack of an independent audit committee or audit committee financial expert, and no independent directors — We have not identified an audit committee financial expert on our board of directors, and at the present time we have no independent directors. These factors are counter to corporate governance practices as defined by the various stock exchanges and may lead to less supervision over management.

•
Limited staffing within our accounting operations — The relatively small number of personnel who are responsible for accounting functions prevents us from fully segregating duties within our internal control system. The inadequate segregation of duties is a weakness because it could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews which may result in a failure to detect errors in spreadsheets, calculations, or assumptions used to prepare the financial statements and related disclosures as filed with the Securities and Exchange Commission.

These control deficiencies could result in material misstatements of significant accounts and disclosures, which could result in a material misstatement to our interim or annual consolidated financial statements that could not be prevented or detected. Accordingly, our management has determined that these control deficiencies represent material weaknesses.

Due to the material weaknesses described above, our management performed additional analyses and other post-closing procedures to ensure that our consolidated financial statements were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). Accordingly, our management believes that the consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Management’s Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Controls

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A. Audit Committee Financial Expert

We have no audit committee financial expert as defined in Item 16A of Form 20-F. We believe that the cost related to retaining a financial expert at this time is prohibitive. Further, because of our stage of development, we believe the services of a financial expert are not warranted.

Item 16B. Code of Ethics

Our board of directors has not adopted a code of ethics that applies to our directors, officers and employees.

Item 16C. Principal Accountant Fees and Services

Starting on February 10, 2011, we engaged GHP Horwath, P.C. as our independent registered public accounting firm. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by GHP Horwath, P.C. for the periods indicated.

	Year Ended December 31,
	2011	2010	2009
	US$	US$	US$

Audit fees(1)	270,000	-	-

Audit-related fees(2)	-	-	-

Tax fees(3)	350	-	-

(1)
“Audit fees” means the aggregate fees billed for professional services rendered in connection with the audit or review of our financial statements. Fees billed in 2011 for the audits of the 2010, 2009, and 2008 consolidated financial statements were $150,000. Fees expected to be billed for the audit of the 2011 consolidated financial statements are $120,000.

(2)
“Audit-related fees” represents aggregate fees billed for professional services rendered incrementally and directly in connection with registration of our shares for resale by selling shareholders in 2011.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered in connection with tax compliance, tax advice and tax planning.

The policy of our board of directors is to pre-approve all audit and non-audit services provided by GHP Horwath, P.C., including audit services, audit-related services, tax services and other services as described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Dragon Bright Mintai Botanical Technology (Cayman) Limited and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1
Memorandum of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

1.2
Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

2.1*	Amended Registrant’s Specimen Certificate for its Shares

2.2
Form Private Subscription Letter from investors to Dragon Bright Mintai Botanical Technology Company Limited (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

2.3
Share Swap Agreement among Dragon Bright Mintai Botanical Technology (Cayman) Limited, Dragon Bright Mintai Botanical Technology Company Limited and shareholders of Dragon Bright Mintai Botanical Technology Company Limited dated March 11, 2011 (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

4.1*	English translation of Employment Agreement between the Registrant and Anita Lai Lai Ho dated January 1, 2012

4.2
English translation of Tenancy Agreement between Edmund C.Y. Tam Limited and Dragon Bright Mintai Botanical Technology Company Limited dated November 23, 2010 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

4.3
English translation of Taiwan Fast Plant Propagation Technology Exclusive License Agreement between Tsai Hsui Ping and Cho-Po Chang dated July 1, 2010 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

4.4
English translation of Assignment between Tsai Hsui Ping and Team Profit Asia Limited (former name of Dragon Bright Mintai Botanical Technology Company Limited) dated July 20, 2010 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

4.5
English translation of Addendum I to Assignment between Tsai Hsui Ping and Team Profit Asia Limited dated July 21, 2010 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

4.6
English translation of Technology Assignment Agreement between Tsai Hsui Ping and Cho-Po Chang dated January 7, 2011 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

4.7
English Translation of Assignment among Tsai Hsui Ping, Cho-Po Chang and Dragon Bright Mintai Botanical Technology Company Limited dated January 10, 2011 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

4.8
English Translation of Marketing and Technology Sub-Licensing Agreement for Taiwan Fast Plant Propagation Technology between Dragon Bright Mintai Botanical Technology Company Limited and China Hainan Agriculture Holdings Ltd. (formerly known as China Agri-Tech Holdings Limited) dated October 22, 2010 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

4.9
English Translation of Finder’s Fee Agreement between Chanceline Consultant Limited and Dragon Bright Mintai Botanical Technology Company Limited dated October 13, 2010  (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

4.10
English Translation of Co-operation Agreement between Xiamen Tianzhu Industrial Development Company Limited and Fujian Qianlon Agricultural Technology Company Limited dated December 30, 2010 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

4.11
English Translation of two Land-leasing Framework Agreements between Fujian Qianlon Agricultural Technology Company Limited and Xi Dong Village and Xi Xi Village of Hu Yang town of Yong Chun County, Quanzhou city, dated December 20, 2010 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

4.12
English translation of three land lease agreements between Fujian Qianlon Agricultural Technology Co., Ltd. and Xi Xi Village of Hu Yang Town, Yong Chun County, Fujian Province dated February 1, 2011 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

4.13
English translation of five land lease agreements between Fujian Qianlon Agricultural Technology Co., Ltd. and Xi Dong Village of Hu Yang Town, Yong Chun County, Fujian Province dated February 1, 2011 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

4.14
Form of employment agreement with the Registrant’s employees (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

8.1
List of the Registrant’s Subsidiaries (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*           Filed with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dragon Bright Mintai Botanical Technology (Cayman) Limited

By:	/s/ Anita Lai Lai Ho

	Name:	Anita Lai Lai Ho
	Title:	Chief Executive Officer and Director
Date:  April 27, 2012

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Dragon Bright Mintai Botanical Technology (Cayman) Limited

We have audited the accompanying consolidated statements of financial position of Dragon Bright Mintai Botanical Technology (Cayman) Limited (Note 1) and subsidiaries (the “Company”) as of December 31, 2011, 2010 and 2009, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dragon Bright Mintai Botanical Technology (Cayman) Limited and subsidiaries as of December 31, 2011, 2010 and 2009, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company reported a total comprehensive loss of approximately $1.8 million for the year ended December 31, 2011, and had accumulated losses attributable to equity shareholders of the Company of approximately $1.6 million at December 31, 2011. In addition, the Company has a limited operating history and no revenue producing operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GHP Horwath, P.C.
Denver, Colorado

April 27, 2012

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,	Year ended December 31,	Year ended December 31,
	Notes	2011	2010	2009
		US$	US$	US$

Other income	6	1,193	11	-

General and administrative expenses	7	(1,876,818)	(166,863)	(4,321	) )

Loss before income tax expense		(1,875,625)	(166,852)	(4,321)

Income tax expense	8(a)	-	-	-

Loss for the year		(1,875,625)	(166,852)	(4,321)

Other comprehensive income/(loss)
Exchange differences on translating foreign operations recognized directly in equity		88,413	6,918	-

Total comprehensive loss for the year		(1,787,212)	(159,934)	(4,321)

Loss attributable to:
Equity shareholders of the Company		(1,459,589)	(144,644)	(4,321)
Non-controlling interest		(416,036)	(22,208)

		(1,875,625)	(166,852)	(4,321)

Total comprehensive loss attributable to:
Equity shareholders of the Company		(1,418,397)	(143,115)	(4,321)
Non-controlling interest		(368,815)	(16,819)	-

		(1,787,212)	(159,934)	(4,321)

Loss per share – basic and diluted	9	*	*	(0.04)

Weighted average shares outstanding		524,002,329	116,962,192	100,000
*Less than (0.01) per share

See accompanying notes to consolidated financial statements.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31,

	Notes	2011	2010	2009
		US$	US$	US$

ASSETS
Non-current assets
Property, plant and equipment	10	1,198,651	67,042	-
Construction in progress	11	-	261,060	-
Biological assets	12	318,274	32,021	-
Supplies inventory	15	70,171	8,032
Deposits	11, 20	126,168	23,348	-
Intangible assets, net	13	18,665	5,441	-
Cost investment	14	579	578	-

Total non-current assets		1,732,508	397,522	-

Current assets
				-
Employee advances	16	82,204	14,011	-
Deposits	20	6,204	3,428	-
Prepaid and other		31,928	-	-
Amount due from related party	17	2,364	-	13
Cash	23	262,857	1,772,943	-

Total current assets		385,557	1,790,382	13

Total assets		2.118,065	2,187,904	13

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		10,109	-	-
Accrued expenses		86,681	103,641	903
Amounts due to related parties	17	103,275	435,223	7,482
Amounts due to employees		790	-	-

Total liabilities (all current)		200,855	538,864	8,385

Equity

Share capital	19	53,100	47,200	10
Share premium		3,817,422	1,767,940	3
Foreign exchange reserves		42,702	1,510	(19)
Accumulated losses		(1,612,599)	(153,010)	(8,366)

Total equity/(deficit) attributable to equity shareholders of the Company		2,300,625	1,663,640	(8,372)
Non-controlling interest		(383,415)	(14,600)	-

		1,917,210	1,649,040	(8,372)

Total liabilities and equity		2,118,065	2,187,904	13

See accompanying notes to consolidated financial statements.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	(Deficit)/equity attributable to owners of the Company
	Share capital	Share premium	Foreign exchange reserve	Accumulated losses	Total	Non- controlling interest	Total equity/(deficit)
	US$	US$	US$	US$	US$	US$	US$

Balances at January 1, 2009	10	3	(19)	(4,045)	(4,051)	-	(4,051)
Total comprehensive loss for the year	-	-	-	(4,321)	(4,321)	-	(4,321)

Balances at December 31, 2009	10	3	(19)	(8,366)	(8,372)	-	(8,372)
Issue of shares for cash, net	47,190	1,767,937			1,815,127		1,815,127
Contribution from non-controlling shareholders						2,219	2,219
Total comprehensive loss for the year	-	-	1,529	(144,644)	(143,115)	(16,819)	(159,934)

Balances at December 31, 2010	47,200	1,767,940	1,510	(153,010)	1,663,640	(14,600)	1,649,040
Issue of shares for cash, net	5,900	2,049,482	-	-	2,055,382	-	2,055,382
Total comprehensive loss for the year	-	-	41,192	(1,459,589)	(1,418,397)	(368,815)	(1,787,212)

Balances at December 31, 2011	53,100	3,817,422	42,702	(1,612.599)	2,300,625	(383,415)	1,917,210

See accompanying notes to consolidated financial statements.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2011	2010	2009
	US$	US$	US$

Cash flows from operating activities
Loss before taxation	(1,875,625)	(166,852)	(4,321)
Adjustments for:
Amortization	1,152	187	-
Depreciation	101,764	2,320	-
Interest income	(1,158)	(11)	-
Exchange gain	(126)	-	-

Operating loss before working capital changes	(1,773,993)	(164,356)	(4,321)

Increase in supplies inventory	(62,139)	(8,032)	-
Increase in employee advances	(68,175)	(14,011)	-
Increase in deposits and prepayments	(59,023)	(3,428)	-
(Increase)/decrease in amount due from related parties	(2,364)	13	-
Increase in accounts payable	10,109	-	-
Increase in accrued expenses	74,598	11,180	451
Increase in amounts due to employees	790	-	-

Cash used in operations	(1,880,197)	(178,634)	(3,870)
Interest received	1,158	11	-

Net cash used in operating activities	(1,879,039)	(178,623)	(3,870)

Cash flows from investing activities
Purchases of property, plant and equipment	(928,850)	(69,379)	-
Expenditures for construction in progress	(3,069)	(261,060)	-
Deposits on construction in progress	(78,500)	(23,348)	-
Additions to biological assets	(277,554)	(32,021)	-
Purchase of intangible assets	(14,391)	(5,628)	-
Purchase of investment	-	(578)	-

Net cash used in investing activities	(1,302,364)	(392,014)	-

Cash flows from financing activities
Proceeds from issue of shares, net	1,963,579	1,906,930	-
(Decrease)/increase in amounts due to directors	102,182	(6,390)	3,870
Advances from (repayments to) related parties	(443,874)	434,131	-
Contribution from non-controlling interest	-	2,219	-

Net cash generated from financing activities	1,621,887	2,336,890	3,870

Net (decrease) increase in cash	(1,559,516)	1,766,253	-

Effect of foreign exchange rate changes	49,430	6,690	-

Cash at beginning of the year	1,772,943	-	-

Cash at end of the year	262,857	1,772,943	-

See accompanying notes to consolidated financial statements.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

1.	Organization, reorganization and plan of operations

(a)	Organization and reorganization

Dragon Bright Mintai Botanical Technology (Cayman) Limited (the “Cayman Company”) is a holding company, which was incorporated in the Cayman Islands on February 17, 2011. The Cayman Company owns 100% of Dragon Bright Mintai Botanical Technology Company Limited (“Dragon Bright HK”) (formerly known as Team Profit Asia Limited). The Cayman Company, through Dragon Bright HK has a 57%-owned subsidiary, Hong Kong Dragon Holdings Limited (“Hong Kong Dragon Holdings”, a holding company which was formed by Dragon Bright HK in August 2010). Hong Kong Dragon Holdings has a wholly-owned operating subsidiary, Fujian Qianlong Agricultural Technology Co., Ltd. (“Fujian Qianlon”), which is in the initial stages of developing a business in the forest seedling industry (described below).

In 2011, the Cayman Company, Dragon Bright HK, and its shareholders completed the following transactions:

1.
The formation of the Cayman Company, a Cayman Islands holding company, completed in February 2011, which is owned by the same control group as Dragon Bright HK. The Cayman Company has authorized share capital of 3,500,000,000 shares at $0.0001  each.

2.
Pursuant to written board resolutions of the Company, on March 11, 2011, the shareholders of Dragon Bright HK effectively exchanged their outstanding shares of Dragon Bright HK for all of the outstanding shares of the Cayman Company (the "Share Swap"). The Share Swap has been accounted for as a common control transaction. Other than its 100% ownership of Dragon Bright HK, the Cayman Company has no significant assets and no other business operations. Under the Share Swap, Dragon Bright HK exchanged all 521,450,000 of its issued ordinary shares to the Cayman Company. In turn, the Cayman Company allotted and issued 521,450,000 new ordinary shares to the shareholders of the Company in the ratio of one ordinary share in the Cayman Company for every one ordinary share in Dragon Bright HK.  The Share Swap resulted in a change in par value from HK$0.001 to US$0.0001. The accompanying consolidated financial statements and related notes give retroactive effect to this change in par value.

3.
The Cayman Company filed a Form F-1 Registration Statement under the Securities Act of 1933 with the U.S. Securities and Exchange Commission (SEC) to register certain shares of the Cayman Company for resale. The Company’s Form F-1 was declared effective by the SEC on September 30, 2011.

4.
The Company’s shares are not currently listed or quoted on any exchange or quotation service; however, the Company intends to become quoted on the Over The Counter (OTC) Bulletin Board or another quotation system, such as OTCQX in the United States. In December 2011, the Company filed a Form 211 with the Financial Industry Regulatory Authority (FINRA) in the United States and has applied for the Company’s shares to trade on the United States OTC market. The Company’s application for trading has not yet been approved.

These consolidated financial statements have been titled "Dragon Bright Mintai Botanical (Cayman) Limited" because:

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

1.	Dragon Bright Mintai Botanical (Cayman) Limited is the holding company of Dragon Bright HK, its subsidiaries, and the operations of the Company.

2.	Other than its 100% ownership of Dragon Bright HK, Dragon Bright Mintai Botanical (Cayman) Limited has no significant assets and no other business operations.

3.	The Form F-1 Registration occured under the name of Dragon Bright Mintai Botanical Technology (Cayman) Limited.

Dragon Bright HK was incorporated in Hong Kong on July 4, 2007, as a private holding company with authorized share capital of HK$10,000 (US$ approximately $1,280), consisting of 10,000 ordinary shares at a par value of HK$1 (US$ approximately 0.128) each. In September 2010 (through an increase in authorized shares and a simultaneous 1-into-1,000 division of shares), Dragon Bright HK’s share capital was effectively increased from 10,000 shares with a par value of HK$1 per share (HK$10,000) to 1,000,000,000 shares with a par value of HK$0.001 (US$ approximately $0.0001) per share (HK$1,000,000 – US$ approximately $128,900). All references to shares and earnings (loss) per share for all periods presented reflect the share split described above.

The consolidated financial statements of Dragon Bright Mintai Botanical Technology (Cayman) Limited and subsidiaries (the “Company”) as of and for the years ended December 31, 2011, 2010 and 2009, were authorized for issue in accordance with a resolution of the directors on April 27, 2012. The registered address of the Company is PO Box 309, Ugland House, Grand Cayman, KY-1104, Cayman Islands. The principal place of business of the Company is located at Room 602, 231 Haitian Road, Huli District, Xiamen, Fujian, PRC.

(b)	Plan of operations

HK Dragon Holdings owns a 100% equity interest in Fujian Qianlon Agricultural Technology Co., Ltd. (福建省乾龍農業科技有限公司) (“Fujian Qianlon”), which was established in the People’s Republic of China (“PRC”) as a wholly-owned foreign enterprise (“WOFE”) on December 9, 2010. On November 20, 2010, approval for establishment of enterprises with foreign investment in the PRC was granted by the local government in Xiamen, and a business operating license was obtained from the relevant regulatory authority on December 9, 2010.

The Company is in the initial stages of developing a business in the forest seedling industry. The Company plans to concentrate in the mass propagation and sale of bamboo-willow seedlings to forest tree plantation companies, seedling gravers, manufactures of paper pulp products and dealer agents.  Bamboo-willow is a type of Salicaceae plant; the natural characteristics of which include fast growth, high cultivation density and strong resistance to disease. The Company is also exploring potential opportunities in growing bamboo-willow for use as timber for construction and other general-purpose functions. The Company’s plan to propagate and sell bamboo-willow is dependent on the commercialization and application of an aeroponics cultivation system, an agricultural and botanical technology, known as Taiwan Fast Plan Propagation Technology (“TFPPT”).

2.	Management's plans

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported a total comprehensive loss of approximately $1.8 million for the year ended December 31, 2011, and had accumulated losses attributable to equity shareholders of the Company of approximately $1.6 million as of December 31, 2011. In addition, the Company has a limited operating history and no revenue producing operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

The Company’s implementation of its business plan is dependent on its future profitability and on additional debt or equity financing, which may not be available in amounts or on terms acceptable to the Company or at all. As a consequence, if the Company is unable to achieve profitability or obtain additional financing in the near term, the Company may be required to delay its business plan implementation, and/or the Company may be required to cease operations in order to offset the lack of available funding, which would have a material adverse impact on the Company.

The Company does not have a revolving loan agreement with any financial institution, nor can the Company provide any assurance it will be able to enter into any such agreement in the future, or be able to raise funds through a future issuance of debt or equity. As of December 31, 2011, the Company has cash of approximately $0.26 million. The Company expects its Form 211 application will be approved by FINRA in the near future.  In December 2011, the Company signed three non-binding letters of intent with three regional businesses which are located in Fujian province, Hubei province and Jiangsu province to sub-license the Company’s TFPPT License (Note 13). Upon signing the agreements with the Company, which management believes will occur in the second quarter 2012, each of the three regional businesses are to pay RMB 2 million (approximately US$320,000) as a deposit and are to commence purchases of bamboo-willow seedlings and consulting service regarding bamboo-willow plantations from the Company in or around the second quarter of 2012.

Should the Company require additional cash funding until such a time the Company becomes profitable, management believes that the Company can raise additional funds through either a further issuance of debt or equity necessary to sustain the Company through at least 2012. However, there can be no assurance of such additional fundraisings in amounts that may be required by the Company, if at all.

3.	Basis of preparation

(a)	Statement of compliance

These consolidated financial statements of the Company have been prepared for the above purpose and in accordance with all International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board ("IASB"). The IASB has issued a number of new or revised IFRSs during the past years. For the purpose of these consolidated financial statements, the Company has consistently adopted all new or revised IFRSs that are effective and applicable to the Company for each accounting period presented.

(b)	Basis of preparation of financial statements

The consolidated financial statements have been prepared under the historical cost convention, as modified for financial assets and liabilities.

(c)	Functional and presentation currency

The Company’s principal operations are conducted in the PRC, and therefore the Company considers its functional currency to be the Renminbi (“RMB”). The reporting currency used by the Company is United States dollars (“US$”), which management considers to be more beneficial to the users of the financial statements.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

4.	Significant accounting polices

(a)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of Dragon Bright HK and its subsidiaries. Subsidiaries are entities over which the Company is able to exercise control. Control is achieved where the Company, directly or indirectly, has the power to govern the financial and operating policies of entities so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

The results of subsidiaries acquired or disposed of during the year are included in the profit or loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All inter-company transactions, balances, income, expenses and unrealised gains on transactions between the Company’s entities are eliminated in full on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of impairment on the asset transferred.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Company.

Non-controlling interests in subsidiaries are identified separately from the Company’s equity therein. The interests of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition, plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions.  When the Company loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets, and liabilities of the subsidiary and any non-controlling interests.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

4.            Significant accounting polices (continued)

(b)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of property, plant and equipment includes its purchase price and the costs directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.  The carrying amount of the replaced part is derecognized.  All other repairs and maintenance are recognized as an expense in profit or loss during the financial period in which they are incurred.

Property, plant and equipment are depreciated so as to write off their cost, net of expected residual value, over their estimated useful lives on a straight-line basis. The useful lives, residual value and depreciation methods are reviewed, and adjusted if appropriate, at the end of each reporting period.  The useful lives of property, plant and equipment at December 31, 2011, are as follows:

Leasehold improvements	5 years
Furniture, fixtures and equipment	3-5 years
Machinery and infrastructure	5 years
Motor vehicles	4 years
Greenhouse and facilities	10 years

An asset is written down immediately to its recoverable amount if its carrying amount is higher than the asset’s estimated recoverable amount.  Management determined that there is no impairment to property, plant and equipment as of December 31, 2011.

The gain or loss on disposal of an item of property, plant and equipment is the difference between the net sale proceeds and its carrying amount, and is recognized in profit or loss on disposal.

(c)	Construction in progress

Construction in progress is stated at cost less impairment losses.  Cost consists of direct costs of construction as well as borrowing costs (if any) capitalized during the periods of construction and installation.  Capitalization of these costs ceases and the construction in progress is transferred to the appropriate class of property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed.  No depreciation is provided for in respect to construction in progress until it is completed and ready for its intended use.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

4.            Significant accounting polices (continued)

(d)	Borrowing costs

Borrowing costs attributable directly to the acquisition, construction or production of qualifying assets which require a substantial period of time to be ready for their intended use or sale, are capitalized as part of the cost of those assets.  All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

(e)	Biological assets

Biological assets include living plants, and agricultural activity is the management by an entity of the biological transformation and harvest of biological assets for sale or for conversion into agricultural produce or into additional biological assets.  Biological assets are measured on initial recognition and at the end of each reporting period at fair value less costs to sell, except where fair value cannot be reliably measured.  If fair value is not reliably measurable due to the nature of the asset not corresponding to traded assets or products in the market, such assets are recorded at cost less impairment.

Agricultural produce harvested from biological assets is measured at fair value less costs to sell at the point of harvest.

The Company accounts for its biological assets at fair value, which approximates cost as of December 31, 2011.

The gain or loss arising on initial recognition, and subsequent changes in fair values less costs to sell biological assets is recognized in profit or loss in the period in which it arises.  Upon the sale of the agricultural produce as forestry products, the carrying amount is transferred to cost of forestry products sold in the statement of comprehensive income.

(f)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost, which includes its purchase price plus any directly attributable costs of preparing the asset for its intended use. The cost of intangible assets acquired in a business combination is fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization on a straight line basis over their estimated useful lives and any accumulated impairment losses. The estimated useful life of the Company’s intangible asset is 15 years.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

4.            Significant accounting polices (continued)

(g)	Research and development costs

Research costs are expensed as incurred and were approximately $126,000 in 2011 and $11,000 in 2010 (presented within administrative expenses). Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate criteria established under the accounting standards. No development expenditures were capitalized in 2011, 2010 or 2009.

(h)	Impairment of tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss or if an impairment loss previously recognized no longer exists or may have decreased.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment losses (if any).  Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.   Management determined that no impairment to tangible or intangible assets exists as of December 31, 2011.

(i)	Financial assets and liabilities

(a)	Financial assets

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

The Company classifies its financial assets at initial recognition, depending on the purpose for which the asset was acquired.  Financial assets at fair value through profit or loss are initially measured at fair value and all other financial assets are initially measured at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets.

(b)	Financial liabilities

The Company's financial liabilities, which include payables, accruals, and amounts due to related parties are initially measured and recorded at fair value, and subsequently measured at amortized cost, using the effective interest rate method, unless the effect of discounting would be immaterial. In such cases, they are stated at cost.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

4.            Significant accounting polices (continued)

(j)	Cash

For the purpose of the consolidated cash flow statements, cash consists of cash at banks and on hand.

(k)	Operating leases

Payments made under operating leases are charged to profit or loss in equal instalments over the period of the respective lease.  Lease incentives received are recognized to profit or loss as an integral part of the aggregate lease payments made.  Contingent rentals are charged to profit or loss when incurred.

(l)	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

(i)	Current tax

The tax currently payable is based on taxable profit for the year.  Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because it excludes items of income or expenses that are taxable or deductible in other years, and it further excludes items that are never taxable or deductible.  The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of each reporting period.

(ii)	Deferred tax

Deferred tax liabilities are provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.  Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of each reporting period.  The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of reporting period, to recover or settle the carrying amount of its assets and liabilities.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

4.            Significant accounting polices (continued)

(m)	Value Added Tax (VAT)

Sales of goods in the PRC are subject to VAT at 17% (Output VAT). Input tax on purchases can be deducted from output VAT. No Output VAT has been incurred by the Company through December 31, 2011. At such time the Company incurs Output VAT, the net amount of VAT recoverable from, or payable to, the taxation authority is to be included as part of “other receivables” or “other payables” in the statement of financial position.

Revenues, expenses and assets are recognized net of the amount of VAT except:

-
where the VAT incurred on the purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

-	receivables and payables, which are stated with the amount of VAT included.

(n)	Employee benefits

(i)	Employee leave entitlements

Employee entitlements to annual leave and long-service leave are recognized when they accrue to employees.  A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the date of reporting period.

Employee entitlements to sick leave and maternity or paternity leave are not recognized until the time of leave.

(ii)	Retirement benefits plan

The Company participates in a mandatory central pension plan (the “Plan”) organised by the PRC government for certain of its employees located in the PRC, the assets of which are held separately from those of the Company.  Contributions made are based on a percentage of the eligible employees’ salaries and are charged to profit or loss as they became payable, in accordance with the rules of the Plan.  The employer’s contributions fully vest once they are made.

(o)	Foreign currencies

Transactions entered into by each individual entity within the Company in currencies other than the currency of the primary economic environment in which it/they operate(s) (the “functional currency”) are recorded at the rates ruling when the transactions occur.  Foreign currency monetary assets and liabilities are translated at the rates ruling at the end of the reporting period.  Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

4.            Significant accounting polices (continued)

(o)	Foreign currencies (continue)

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period, except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized in other comprehensive income, in which case, the exchange differences are also recognized in other comprehensive income.

On consolidation, income and expense items of foreign operations are translated into the presentation currency of the Company (US$) at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the rates approximating those ruling when the transactions took place are used.  All assets and liabilities of foreign operations are translated at the rate ruling at the end of the reporting period.  Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity as foreign exchange reserve (attributed to non-controlling interests as appropriate).

(p)	Provisions

Provisions are recognized for liabilities of uncertain timing or amount when the Company has a legal or constructive obligation arising as a result of a past event, which will probably result in an outflow of economic benefits that can be reasonably estimated.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.  Possible obligations, the existence of which will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(q)	Revenue recognition

The Company has not attained ongoing revenue-generating activities. The Company’s accounting policy for revenue recognition is as follows:

Revenue is to be recognized from the sale of forestry products when persuasive evidence of a sale exists (such as an executed sales agreement), the revenue can be measured reliably, the significant risks and rewards of ownership have been transferred to the buyer (such as through delivery, acceptance and transfer of title), when collection of the consideration is probable.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

4.            Significant accounting polices (continued)

(r)	Adoption of new/ revised International Financial Reporting Standards (“IFRS”)

There are no IFRSs or interpretations that were effective for the first time for the financial year beginning on or after January 1, 2011 that had a material impact on the Company’s consolidated financial statements.

New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2011 and not early adopted:

IAS 19, ‘Employee benefits’ was amended in June 2011. IAS 19 requires: recognition of changes in the net defined benefit liability (asset) including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of remeasurements in other comprehensive income, plan amendments, curtailments and settlements; introduces enhanced disclosures about defined benefit plans; modifies accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits; clarifies miscellaneous issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features; incorporates other matters submitted to the IFRS Interpretations Committee; and applies on a modified retrospective basis to annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company does not expect the adoption of these amendments to have a material impact on its consolidated financial statements.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company does not expect the adoption of these amendments to have a material impact on its consolidated financial statements and intends to adopt IFRS 9 no later than the accounting period beginning on or after January 1, 2013.

IFRS 10, Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company does not expect the adoption of these amendments to have a material impact on its consolidated financial statements and intends to adopt IFRS 10 no later than the accounting period beginning on or after January 1, 2013.

IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company does not expect the adoption of these amendments to have a material impact on its consolidated financial statements and intends to adopt IFRS 12 no later than the accounting period beginning on or after January 1, 2013.

IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements and intends to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2013.

There are no other IFRSs that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

(s)	Reclassifications

Certain amounts presented in the 2010 and 2009 consolidated financial statements have been reclassified to carryover to the 2011 presentation.

5.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(a)	Biological assets

The Company accounts for biological assets at fair value.  Management estimates that the initial costs incurred on the biological assets through December 31, 2011, approximate their fair value.

Management evaluates fair value of its biological assets in consideration of applicable accounting standards, which provide that a biological asset shall be measured on initial recognition and at the end of each reporting period at its fair value less costs to sell. There is a presumption that fair value can be measured reliably for a biological asset.

If an active market exists for a biological asset or agricultural produce in its present location and condition, the quoted price in that market is the appropriate basis for determining the fair value of that asset. If an entity has access to different active markets, the entity uses the most relevant one.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

5.            Critical accounting judgements and key sources of estimation uncertainty (continued)

(a)	Biological assets (continued)

 If an active market does not exist, an entity uses one or more of the following, when available, in determining fair value:

-	the most recent market transaction price, provided that there has not been a significant change in economic circumstances between the date of that transaction and the end of the reporting period;
-	market prices for similar assets with adjustment to reflect differences; and
-	sector benchmarks

In some cases, the information sources listed above may suggest different conclusions as to the fair value of a biological asset or agricultural produce. An entity considers the reasons for those differences, in order to arrive at the most reliable estimate of fair value within a relatively narrow range of reasonable estimates. Alternatively, the fair value of biological assets is determined independently by professional valuers.

In some circumstances, market-determined prices or values may not be available for a biological asset in its present condition. In these circumstances, an entity uses the present value of expected net cash flows from the asset discounted at a current market-determined rate in determining fair value. The objective of a calculation of the present value of expected net cash flows is to determine the fair value of a biological asset.

Cost may sometimes approximate fair value, particularly when:

-	little biological transformation has taken place since initial cost incurrence (for example, for fruit tree seedlings planted immediately prior to the end of a reporting period); or

-
the impact of the biological transformation on price is not expected to be the gain or loss arising on initial recognition, and subsequent changes in fair values less costs to sell biological assets is recognized in profit or loss in the period in which it arises.  Upon the sale of the agricultural produce as forestry products, the carrying amount is transferred to cost of forestry products sold in the statement of comprehensive income.

The Company’s agricultural business is subject to the usual agricultural hazards from fire, wind and insects.  Forces of nature such as temperature and rainfall may also affect harvest efficiency.  Management considers adequate preventive measures are in place to minimize exposure. Nevertheless, to the extent that un-anticipated factors affecting harvestable agricultural produce may result in re-measurement or harvest losses in future accounting periods.

(b)	Useful lives of property, plant, equipment, and intangible assets

Management estimates the expected useful lives for its property, plant, equipment, and intangible assets and determines the related depreciation/amortization policy. The estimated useful lives of the assets and the residual values reflect management’s estimates of the number of years that the Company intends to derive future economic benefits from the use of the assets.  These estimates could change significantly as a result of technological innovations in response to industry cycles.  The depreciation/amortization expense in future accounting periods may be adjusted if there are significant changes in these estimates.

(c)	Impairment of tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss or if an impairment loss previously recognized no longer exists or may have decreased.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment losses (if any).  Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.   Management determined that no impairment to tangible or intangible assets exists as of December 31, 2011.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

6.	Other income

	2011	2010	2009
	US$	US$	US$

Interest income	1,158	11	-
Exchange gain	126	-	-
Other	(91)
	1,193	11

7.	Nature of expense information

Loss before income tax expense primarily consists of the following expenses, by nature:

	2011	2010	2009
	US$	US$	US$

Directors’ remuneration:
Salaries and allowances	1,774	6,719	-
Key management remuneration, other than directors:
Salaries and allowances	57,371	4,431	-
Staff costs:
Salaries and allowances	322,663	28,986	-
Retirement benefits plan contributions	5,648	440	-
Staff benefits and training	41,484	-
Lease expense under operating leases of land and buildings	45,215	8,991	-
Depreciation of property, plant and equipment	101,764	2,320	-
Amortization of intangible assets	1,152	187	-
Research and development	126,313	11,071	-
Meals/entertainment	117,788	10,392	-
Professional fees	705,693	54,396	3,483
Office general and administrative expenses	76,928	38,930	838
Travel expenses	51,898	-	-
Other expenses	127,316	-	-
Advertising & marketing	10,002	-	-
Seedling loss	26,493	-	-
Motor vehicle expenses	57,316	-	-
	1,876,818	166,863	4,321

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

8.	Income tax expense

(a)
No provision for Hong Kong profits tax has been made, as there was no assessable taxable profit derived during the years presented.  The applicable corporate income tax rate for Hong Kong for 2011, 2010 and 2009 is 16.5%.

No provision for the PRC enterprise income tax has been made for the Company’s subsidiary, Fujian Qianlon, as it also had no taxable profits during the years presented. The applicable PRC enterprise income tax rate for Fujian Qianlon for 2011, 2010 and 2009 is 25%.

(b)	The Company had no income tax expense (benefit) in the consolidated statements of comprehensive loss for each of the years presented, as reconciled below:

	2011	2010	2009
	US$	US$	US$

Loss before income tax	(1,875,625)	(166,852)	(4,321)

Expected income tax benefit calculated at tax rates applicable to loss in the applicable jurisdictions	(395,729)	(31,363)	(713)
Tax effect on expenses not deductible for tax purpose	2,272	2,630	-
Tax effect on income not taxable for tax purpose	(17)	(2)	-
Tax effect of unrecognized temporary differences not recognized	216	(696)	-
Tax effect on tax losses not recognized	393,258	29,431	713

Income tax expense (benefit)	-	-	-

The Company has not recognized a deferred tax asset related to accumulated tax losses of approximately US$1,245,000, US$118,000 and US$8,000 as of December 31, 2011, 2010, and 2009, respectively, as it is not considered probable that future taxable profits against which these assets can be utilized will be available in the relevant tax jurisdiction and entity.

Tax losses of approximately US$874,000, US$45,000 and US$Nil as of December 31, 2011, 2010, and 2009, respectively, have no expiration date under current tax legislation. The remaining un-utilized tax losses in respect to the PRC subsidiaries expire five years from the respective year of loss.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

9.	Loss per share

The calculation of basic loss per share is based on the loss for the respective year attributable to owners of the Company, and the weighted average number of ordinary shares during the respective period.

Diluted loss per share for the years ended December 31, 2011, 2010 and 2009, is equivalent to basic loss per share, as no dilutive instruments existed during these periods.

10.	Property, plant and equipment

	Leasehold improvements	Furniture fixtures and equipment	Machinery and infrastructure	Motor vehicles	Green houses and facilities	Total
	US$	US$	US$	US$	US$	US$

Cost:
At December 31, 2009	-	-	-	-	-	-
Additions	30,161	11,643	27,575	-	-	69,379
At December 31, 2010	30,161	11,643	27,575	-	-	69,379
Exchange Realignments	1,470	206	1,344			3,020
Reclassification from construction in progress	18,795		15,391		242,927	277,113
Additions		59,179	648,106	245,210		952,495

At December 31, 2011	50,426	71,028	692,416	245,210	242,927	1,302,007

Accumulated depreciation:
At December 31, 2009	-	-	-	-	-	-
Charge for the year	389	1,625	306			2,320
Exchange realignments	9	-	8	-	-	17
At December 31, 2010	398	1,625	314	-	-	2,337

Charge for the year	6,381	9,707	21,638	40,980	21,717	100,423
Exchange realignments	50	123	120	198	105	696

At December 31, 2011	6,829	11,455	22,072	41,178	21,822	103,356

Carrying value:
At December 31, 2011	43,597	59,573	670,344	204,032	221,104	1,198,651
At December 31, 2010	29,763	10,018	27,261	-	-	67,042

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

11.	Construction in progress

	2011	2010	2009
	US$	US$	US$

At beginning of the year	261,060	-	-
Exchange realignments	12,984
Additions	3,069	261,060	-
Reclassification to property, plant and equipment	(277,113)	-	-

At end of the year	-	261,060	-

Construction in progress at December 31, 2010 represented material and labor costs incurred through 2010, in connection with the Company’s construction of greenhouse and building facilities located in Xiamen, PRC. The facilities were placed in operation in 2011, and the costs were reclassified to Property, Plant and Equipment. At December 31, 2011, the Company has made deposits of approximately $78,500 with a construction company to construct certain facilities on land being leased by the Company.

12.	Biological assets

	2011	2010	2009
	US$	US$	US$

At beginning of the year	32,021	-	-
Exchange realignments	1,564	-	-
Purchases (at cost)	-	12,120	-
Plantation cost incurred	284,689	19,901	-

At end of the year	318,274	32,021	-

Biological assets represent the Company’s greenhouse plantations of bamboo-willow, which are located in Xiamen, PRC. At December 31, 2011, biological assets consist of bamboo-willow super mother saplings and bamboo willow seedlings.  These biological assets are presented as non-current assets in the accompanying statement of financial position as it has not yet been determined that such assets will be harvested for sale in 2012.

Plantation costs incurred through December 31, 2011, consist of labor and materials incurred in cultivating these assets. The Company has accounted for its biological assets at fair value, as management believes that fair value can be reliably determined.  The fair value of the biological assets at December 31, 2011, is estimated to approximate cost.  Management believes that the impact on the biological transformation on price is not material.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

13.	Intangible assets

The Company’s intangible assets include license rights to an aeroponics cultivation system, which is an agricultural and botanical technology known as Taiwan Fast Plant Propagation Technology (“TFPPT”). TFPPT was invented and is owned by a shareholder, who is also a senior member of the Company’s management (the “Inventor”).  The Inventor had originally granted a worldwide exclusive license to TFPPT to Ms. Tsai, who is a family member related to the Company’s CEO/director, on July 1, 2010.  In July 2010, Ms. Tsai assigned and transferred all of her rights to the license to the Company in exchange for US$5,628.  This transaction was accounted for as a transfer between entities under common control, and the cost of this intangible asset is based on the transferor’s historical cost of the asset. Prior to the Company’s acquisition of the license rights, the TFPPT has no significant business operations, or activities, revenue or expenses, and therefore management determined that the TFPPT and the related license agreement did not meet the definition of a “business” as defined by accounting standards, or as a “predecessor business”, as defined in SEC rules.

The terms of the intellectual property rights agreement provide that the Company is to pay royalty fee to the Inventor at 6% of any income received (as defined) from the use and application of TFPPT, including any income received from sub-licensing TFPPT over the 30-year term of the agreement.  Royalty fee to the Inventor is to be paid quarterly. Amortization of the license right is provided on a straight-line basis over estimated useful life of 15 years.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

13.           Intangible assets (continued)

On January 7, 2011, the Inventor had granted all his rights, title and interest in and to all the technology process related to formulation of the probiotics-based organic fertilizer (a component of the TFPPT) to Ms Tsai who, on January 10, 2011, further assigned and transferred this technological process to the Company for normal consideration. This transaction was also accounted for as a transfer between entities under common control.

Intangible assets also include computer software which was purchased from a third-party vendor in 2011.  The computer software is being amortized over 3 years.

	License rights	Computer Software	Total
	US$	US$	US$
Cost:
At December 31, 2009	-	-	-
Additions	5,628	-	5,628

At December 31, 2010	5,628	-	5,628
Exchange Realignments	12		12
Additions	-	14,380	14,380

At December 31, 2011	5,640	14,380	20,020

Accumulated amortization:
At December 31, 2009	-	-	-
Charge for the year	187	-	-

At December 31, 2010	187	-	187
Exchange Realignments	16		16
Charge for the year	361	791	1,152

At December 31, 2011	564	791	1,355

Carrying value:
At December 31, 2011	5,076	13,589	18,665
At December 31, 2010	5,441	-	5,441

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

14.	Cost investment

At December 31, 2011 and 2010, the Company holds a 14.88% equity interest in China Hainan Agriculture Holdings Ltd. (“CHAH”) which was acquired in October 2010, for HK$4,500 (US$578).  CHAH, previously known as China Agri-Tech Holdings Limited, was formed in 2005, as a Hong Kong limited company, and through December 31, 2011, has had no significant business operations or revenue-generating activities.  CHAH is planning to form a PRC subsidiary, located in Hainan, PRC, to develop a bamboo-willow plantation. The remaining shares of CHAH (other than shares held by the Company) are held by investors unrelated to the Company.

At December 31, 2011 and 2010, management determined that the Company does not have significant influence over CHAH, pursuant to applicable accounting standards.

CHAH is a privately-owned company that does not have a quoted market price in an active market, and for which fair value cannot be reliably measured, therefore, this investment is measured at cost, less any identified impairment losses.

In October 2010, the Company entered into a 20-year sub-licensing agreement with CHAH, in which the Company sub-licensed to CHAH certain rights to use TFPPT (Note 21).

15.	Supplies inventory

	2011	2010	2009
	US$	US$	US$

Raw materials and consumable supplies	70,171	8,032	-

Raw material and consumable supplies inventory primarily consist of fertilizer for use on non-current biological assets at December 31, 2011 and 2010.

16.	Employee advances

Employee advances are made for general business purposes. These advances are non-interest bearing, unsecured and due on demand.

17.	Amounts due from/(to) related parties

In 2010, Ms. Tsai (a family member related to the Company’s CEO/Director) advanced $434,131 to the Company, to fund the Company’s capital expenditures.  This amount was unsecured, non-interest bearing and repaid in full in January 2011.

At December 31, 2010 and 2009, the Company had $1,092 and $7,482 respectively of unsecured, non-interest bearing advances due to officers/directors of the Company.  These advances were made for general business purposes of the Company and are due on demand.

In December 2011, Mr. Ang ( an officer and director of the Company) advanced $103,275 to the Company, to fund the Company’s operating expenditures. This amount is unsecured, non-interest bearing and due on demand.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

At December 31, 2011,the Company had a $2,364 receivable from an officer of the Company which represented an overpayment of salary at December 31, 2011.

18.	Statutory reserve

In accordance with the relevant laws and regulations of the PRC, entities established in the PRC are required to transfer 10% of its profit after taxation (in accordance with the accounting regulations of the PRC) to the statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital. The reserve may be used to offset accumulated losses or increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to the equity owners. No transfers were required to be made during each of the years presented.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

19.	Share capital

Issued and fully paid
	2011	2011	2010	2010	2009	2009
	Number	US$	Number	US$	Number	US$

At beginning of the year	472,000,000	47,200	100,000	10	100,000	10

Issues of shares for cash during the year	59,000,000	5,900	471,900,000	47,190	-	-

At end of the year	531,000,000	53,100	472,000,000	47,200	100,000	10

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

19.	Share capital (continued)

The Company has financed its business operations through 2011, primarily through cash generated from the sale of its common shares.  In 2011, Dragon Bright HK issued 59,000,000 shares to 61 investors for total cash of $2,055,383 (net of offering costs), of which $5,900 represented share capital (par value), and $2,049,383 represented share premium (the excess of the issue price over the par value of the shares issued).  Offering costs were $81,435 in 2011.

 In 2010, Dragon HK issued 399,900,000 shares to seven founding shareholders and 72,000,000 shares to    ten investors for total cash of $1,906,930, of which $647,190 represented share capital (par value), and $1,859,740 represented share premium (the excess of the issue price over the par value of the shares issued). Offering costs were $91,803, which were accrued as of December 31, 2010, and paid in 2011.

20.	Commitments and contingencies

(a)	Capital commitments

At the end of each reporting period, the Company had the following commitments:

	2011	2010	2009
	US$	US$	US$
Authorized and contracted, but not provided for:
- acquisition of property, plant and equipment and construction in progress	-	141,590	-

(b)	Operating lease commitments

The Company was under a two-year operating lease for office facilities in Hong Kong that was entered into in November 2010.  This lease provided for monthly lease payments of approximately $1,480 This lease was terminated in February 2012. The Company received a refund of a deposit on this lease of $6,204 in 2012. In December 2011, the Company entered into a one-year business centre service agreement, and lease payments under this agreement are approximately $5,900 per month. This lease term began on March 1, 2012 and continues to February 28, 2013.

 In addition, in December 2010, the Company began leasing office facilities in Xiamen, PRC under a two-year operating lease which expires in December 2012. Lease payments are approximately $665 per month.

In May 2010, the Company entered into a 20-year cooperative agreement with a third-party company (the “Cooperative Party”), in which the Company agreed to lease up to 100 mu (66,667 square meters) of agricultural land located in Xiamen for approximately $150 per mu (667 square meters) per year. Lease expense under this agreement was $5,518 and $6,031 in 2011 and 2010, respectively.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

20.           Commitments and contingencies (continued)

(b)	Operating lease commitments (continued)

Pursuant to the two land-leasing framework agreements entered into in December 2010, the Company entered into nine land-leasing agreements with two village committees which are not related to the Company (“Village Committees”) in February 2011. According to the land-leasing framework agreements, all village farmers have signed the leasing agreements with the Village Committees who then signed official land-leasing contracts, on behalf of the village farmers, with the Company. The Company has agreed to lease from these Village Committees 1,105.1 mu (approximately 737,000 square meters) of farm land and forestry land located in Quanzhou at a price range approximately from $8 to $55 per mu (667 square meters) per year. In 2011, lease expense was $12,171 under this agreement.There was no lease expense under this agreement in 2010.

In July 2011, the Company entered into a 3-year cooperative agreement with a third-party, in which the Company agreed to lease 50 square meters located in Xiamen for monthly rent of approximately $278.

	2011	2010	2008
	US$	US$	US$

Lease expense	45,215	8,991	-

At the end of each reporting period, the Company had outstanding minimum commitments undernon-cancellable operating leases, which fall due as follows:

	2011	2010	2009
	US$	US$	US$

Not later than one year	161,039	38,845	-
Later than one year and not later than five years	372,426	81,524	-
More than five years	391,880	212,934	-

	925,344	333,303	-

       The Company has made various lease deposits (presented as Non-Current Assets at December 31, 2011) which total approximately $47,600 at December 31, 2011.

(c)	Royalty commitment
As further discussed in Note 13 to the financial statements, the Company is committed to pay a royalty fee to the Inventor quarterly in connection to the use and application and sub-licensing of TFPPT.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

(d)	Litigation

The Company is involved in a personal injury claim that arose in April 2011. In connection with this matter, the Company paid RMB 120,000 (approximately US$19,000) to the injured party, which has been expensed, and of which RMB 103,500 (approximately US$16,000) may be recoverable from insurance, subject to certain conditions. Trial-related costs as of December 31, 2011, are estimated to be approximately RMB 17,250 (approximately US$2,600).  The ultimate outcome of this matter cannot be determined at this time; however, the Company does not anticipate the outcome will have a material adverse impact on the Company’s financial position, results of operations, or cash flows.

(e)	PRC Seed Law

According to the Seed Law of the PRC, any companies engaged in the forestry seedlings industry must acquire a “tree seed production and management permit” before conducting business in the industry. The permit is normally issued by forestry administrative departments at the county level of the people's government of provinces, autonomous regions and municipalities. Fujian Qianlon’s application for a tree seed production and management permit was approved on October 18, 2011.

     (f)               Environmental Laws

The PRC has laws concerning environmental protection, for which entities subject to such laws  are   required to adopt effective measures to prevent and control pollution and damage that may be caused to the environment, such as by, waste water, waste residues, dust, and other byproducts generated in the course of production, construction or other activities.

The Company is subject to periodic inspections and assessments by PRC environmental officials, none of which have occurred through December 31, 2011, or subsequent to year end. Should the Company fail such an assessment and/or violate environmental PRC laws, it may be subject to penalties, suspension of operations and/or environmental remediation.

The Company believes the Company is in compliance with all environmental laws and regulations based on their knowledge.

21.	Related party transactions

(a)
Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Transactions with other related parties which are not disclosed elsewhere in these consolidated financial statements are shown below :

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
	US$	US$	US$

Purchase of intellectual license rights from Ms. Tsai		5,628	-
Consultancy fees paid to a director	2,569	3,475	3,483

(b)
On October 22, 2010, the Company entered into a sub-licensing agreement with CHAH, to allow CHAH to market, promote, advertise and make use of the TFPPT technology solely in the Hainan province of the PRC.  The license term is for a period of 20 years, commencing on the effective date of the agreement, and is subject to early termination by either party with prior notice. CHAH agreed to pay the Company royalties based on a percentage of revenues from the sale of goods or services derived from the TFPPT technology.  Through December 31, 2011, the Company has not earned any royalty revenue from this sublicense agreement. CHAH is to pay a minimum of $128,800 per annum to the Company starting at the end of the third year from the effective date of the agreement.

(c)	Certain members of key management were directors of the Company, whose remuneration is disclosed in Note 7 to the financial statements.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

22.	Capital risk management

The Company’s objective of managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debts.

The capital structure of the Company consists of equity attributable to equity holders of the Company only, comprising share capital and reserves.

23.	Financial risk management objectives and policies

The main risks arising from the Company’s financial instruments in the normal course of the Company’s business are credit risk, liquidity risk, interest rate risk and currency risk.

These risks are limited by the Company’s financial management policies and practices described below.

(a)	Credit risk

The carrying amounts of cash and other receivables present the Company with credit risk. The maximum exposure to credit risk is the carrying amounts of the respective financial assets at the end of the reporting period.

The credit risk of the Company’s cash arises from default of the counterparty.  At December 31, 2011, the Company’s cash, denominated in RMB, amounted to US$145,641 (US$1,297,749 at December 31, 2010). The Company had no cash in 2009. Conversion of RMB into foreign currencies is subject to the PRC’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations.  The remaining balance of the Company’s cash was US$117,216, which was denominated in Hong Kong dollars and US dollars at December 31, 2011(US$475,194 at December 31, 2010).

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

23.           Financial risk management objectives and policies (continued)

(b)	Liquidity risk

The Company’s policy is to regularly monitor its liquidity requirements and maintain sufficient reserves of cash to meet its liquidity requirements in the short and long term.

The contractual maturities of financial liabilities as of December 31, 2011, 2010 and 2009, are shown below:

	Carrying amount	Total Contractual undiscounted cash flow	Within one year or on demand
	US$	US$	US$

2011
Accounts payable	10,109	10,109	10,109
Amounts due to officer/directors	103,275	103,275	103,275
Other payables (included in accrued expenses)	39,711	39,711	39,711

	153,095	153,095	153,095

2010
Amount due to Ms. Tsai (related party)	434,131	434,131	434,131
Amounts due to officer/directors	1,092	1,092	1,092
Other payables (included in accrued expenses)	6,765	6,765	6,765

	441,988	441,988	441,988

2009
Amounts due to officers/directors	7,482	7,482	7,482

(c)	Interest rate risk

As the Company has no significant interest-bearing assets and liabilities, the Company’s income/(loss) and operating cash flows are substantially independent of changes in market interest rate.

(d)	Foreign exchange risk

The Company primarily operates in the PRC with the majority of transactions denominated and settled in RMB, which is not freely convertible into other foreign currencies.  Conversion of RMB into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government.  The PRC subsidiaries of the Company transact in their functional currency and therefore no currency risk is expected to arise in respect of these subsidiaries.  The Company’s financial statements are presented in US$ and fluctuations of RMB against US$ will result in adjustment to financial amounts.  The Company currently does not utilize any forward contracts, currency borrowings or other means to hedge against its foreign currency exposure.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

24.	Financial assets and liabilities

The fair value of financial assets and liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

An analysis of financial instruments carried at fair value by level of fair value hierarchy is as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	Inputs for the asset or liabilities that are not based on observable market data (unobservable inputs).

The carrying amounts of the Company’s financial assets and liabilities with maturity of less than one year approximate their fair values. The Company does not anticipate that the carrying amounts recorded at the financial position date would be significantly different from the values that would be eventually be received or settled.

25.	Principle subsidiaries

Details of the Company’s subsidiaries as of December 31, 2011 were as follows:

Name of subsidiary company	Place of incorporation/ establishment and operation	Paid-up capital	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect

Hong Kong Dragon Holdings	Hong Kong	HK$40,000	57%	-	Investment holding

Fujian Qianlon *	The PRC	RMB8,566,000	-	100%	Tree plantation and management, manufacture and distribution of forestry products

* Fujian Qianlon is a wholly-owned subsidiary of Hong Kong Dragon Holdings, and the name above is a direct translation of their registered name in Chinese.  As of December 31, 2011, the registered capital of the Company’s PRC subsidiary, Fujian Qianlon was $2,583,704. The amount contributed in 2011 was $1,287,470. On February 16, 2011 and June 8, 2011, the Company remitted approximately $642,000 and approximately $645,470 respectively to Fujian Qianlon, as the second and final trenches of registered capital to fulfil the obligation of remitting a total registered capital of $2,583,704 within two years from the date of establishment.