Form 20-F
period 2012-12-31
DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY CAYMAN LTD
filed 2013-06-17
CIK 1516810

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                                                 to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number:    000-54676

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

11/F, Shum Tower,
No.268 Des Voeux Road Central,
Hong Kong.
 (Address of Principal Executive Offices)

Anita Lai Lai Ho, Chief Executive Officer
11/F, Shum Tower,
No.268 Des Voeux Road Central
Hong Kong

Tel: +852-3996-7222
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
531,000,000 ordinary shares, par value $0.0001 per share, as of December 31, 2012.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐

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

EX-4.3

EX-4.16

EX-4.17

EX-4.18

EX-11.1

EX-12.1

EX-12.2

EX-13.1

EX-15.1

EX-15.2

Introduction

Unless the context otherwise requires, in this annual report on Form 20-F:

●	“We,” “us,” “our company,” “our” and “Dragon Bright Cayman” refer to Dragon Bright Mintai Botanical Technology (Cayman) Limited, a Cayman Islands company, its predecessor entities and subsidiaries;
●	“Dragon Bright HK” refers to Dragon Bright Mintai Botanical Technology Company Limited, a Hong Kong company;
●	“HK Dragon Holdings” refers to Hong Kong Dragon Holdings Limited, a Hong Kong company;
●	“Fujian Qianlon Agricultural Technology Co., Ltd.”, or “Fujian Qianlon”, is a foreign enterprise wholly owned by HK Dragon Holdings;
●	“China” and the “PRC” are to the People’s Republic of China, excluding for the purposes of this annual report Hong Kong, Macau and Taiwan;

●	“HK$” and “Hong Kong dollars” are to the legal currency of the Hong Kong Special Administrative Region of China;

●	“Hong Kong” is to the Hong Kong Special Administrative Region of China;

●	“IFRS” are to “International Financial Reporting Standards”;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“shares” are to our shares, par value $0.0001 per share;

●	“$” and “U.S. dollars” are to the legal currency of the United States of America; and
●	Our financial information presented in this Form F-20 has been prepared in accordance with IFRS.

Solely for your convenience, this annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise indicated in the section entitled “Item 3. Key Information – A. Selected Financial Data – Exchange Rate Information” conversions of Renminbi into U.S. dollars in this annual report are based on the exchange rate set forth in the H.10 weekly statistical release of the Federal Reserve Bank of New York, or the exchange rate, on December 31, 2012.  We make no representation that the Renminbi or U.S. dollar amounts and/or HK dollar to Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars, Renminbi or HK dollars, as the case may be, at any particular rate or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. See “Item 3. Key Information – D. Risk Factors – Risks Related to Doing Business in China – Governmental control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment” and “– Fluctuations in the value of the Renminbi may have a material and adverse effect on your investment” for discussions of the effects of currency control and fluctuating exchange rates on the value of our shares.

This annual report on Form 20-F includes our consolidated financial statements for the years ended December 31, 2012, 2011 and 2010.

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

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected consolidated financial data as of and for the years ended December 31, 2012, 2011 and 2010, respectively, have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated financial data as of and for the year ended December 31, 2009 and 2008 has been derived from our audited consolidated financial statements not included in this annual report. You should read the following selected financial data in conjunction with the section “Item 5. Operating and Financial Review and Prospects” and our audited financial statements and related notes included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as adopted by the International Accounting Standards Board.

	Year ended December 31,
US$	2012		2011		2010		2009	2008

Revenue		14,982		47		-	-	-

Cost of sales		(4,040)		(138)		-	-	-

Gross profit		10,942		(91)		-	-	-

Other income		611,807		1,284		11	-	-

Administrative expenses		(1,530,633)		(1,876,818)		(166,863)	(4,321)	(4,045)

Loss before income tax expense		(907,884)		(1,875,625)		(166,852)	(4,321)	(4,045)

Income tax expense		-		-		-	-	-

Loss for the year		(907,884)		(1,875,625)		(166,852)	(4,321)	(4,045)

Other comprehensive income/(loss)
Exchange differences on translating foreign operations recognized directly in equity		15,361		88,413		6,918	-	(19)

Total comprehensive loss for the year		(892,523)		(1,787,212)		(159,934)	(4,321)	(4,064)

Loss attributable to:
Owners of the Company		(780,952)		(1,459,589)		(144,644)	(4,321)	(4,064)
Non-controlling interest		(126,932)		(416,036)		(22,208)	-

		(907,884)		(1,875,625)		(166,852)	(4,321)	(4,064)

Total comprehensive loss attributable to:
Owners of the Company		(774,451)		(1,418,397)		(143,115)	(4,321)	(4,064)
Non-controlling interest		(118,072)		(368,815)		(16,819)	-

		(892,523)		(1,787,212)		(159,934)	(4,321)	(4,064)

Loss per share – Basic and Diluted	$	*	$	*	$	*	$(0.04)	$(0.04)
*Less than (0.01) per share

U.S $	As of December 31,
	2012	2011	2010	2009	2008

Financial Position

Current assets	495,984	455,728	1,798,414	13	13

Non-current assets	2,158,467	1,662,337	389,490	-	-

Current liabilities	796,615	200,855	538,864	8,385	4,064

Non-current liabilities	833,149	-	-	-	-

Total equity (deficit)	1,024,687	1,917,210	1,649,040	(8,372)	(4,051)

Weighted average number of shares outstanding	531,000,000	524,002,329	116,962,192	100,000	100,000

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting currency. However, substantially all of our expected revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. For all dates and periods through December 31, 2009, conversions of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2010 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi amounts into U.S. dollars in this annual report are based on the exchange rate on December 31, 2012. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 7, 2013, the daily exchange rate reported by the Federal Reserve Board was RMB 6.133 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period end	Average(1)	High	Low
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
December	6.2305	6.2344	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April	6.1647	6.1861	6.2078	6.1647
May	6.1340	6.1416	6.1665	6.1213
June (until June 7, 2013)	6.1333	6.1313	6.1359	6.1276

Source: Federal Reserve Bank of New York and Federal Reserve Board

(1)
Exchange rates between the Renminbi and the U.S. dollar for all periods through December 31, 2012 represent the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Exchange rates between the Renminbi and the U.S. dollar from and after January 1, 2013 represent the daily rates as set forth in the H.10 statistical release of the Federal Reserve Board. Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Risks Related to Our Business

The markets in which we operate are highly competitive and we may not be able to maintain or expand our market share.

We plan to operate in the highly competitive forest seedling industry and we believe we will compete intensely with a large number of participants including individual farmers and small private forest companies. We do not expect to compete with any state-owned agriculture companies. We expect competition to persist and intensify in the future, and we may face intense competition from other companies that provide seedlings and paper pulp products in China. We expect our competition to be primarily affected by our ability to apply, commercialize and customize our TFPPT (as explained in the section “Business Overview”), the length of our cultivation cycle, product quality, distribution capability and pricing. In addition, product innovation and technical advancement may render our existing and potential applications and products and our own research and development efforts obsolete or non-competitive. We cannot assure you that additional competitors will not enter our existing markets, or that we will be able to compete successfully against existing or new competition, or be able to maintain or expand our market share, which may adversely affect our financial condition, results of operations or growth prospects.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We commenced our forestry technology and marketing research operations in 2007 and identified TFPPT for commercialization in early 2009. Through our corporate restructuring as described in more detail in the section entitled “Item 4. Information on the Company – C. Organizational Structure”, we are currently in the early stage of developing our business model. We have a limited operating history under our current business model upon which you can evaluate the viability and sustainability of our business, and we had generated $14,982 revenue as of December 31, 2012. We do not have a revolving loan agreement with any financial institution, nor can we provide any assurance that we will be able to enter into any such agreement in the future or be able to raise funds through a future issuance of debt or equity. Furthermore, we are relatively inexperienced in the management of a business in the forest seedling industry. If we were unsuccessful in addressing any of these risks and uncertainties, our business, financial condition, results of operations and future growth could be adversely affected.

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

Demand for our products is affected by changes in consumer trends and tastes. Furthermore, the markets for forest seedling products are sensitive to changes in industry capacity and output levels, general forest seedling industry conditions and cyclical changes in the global and Chinese economies, any of which can have a significant impact on the sales price of seedling products. These activities are, in turn, subject to fluctuations due to, among other factors:

●	changes in domestic and international economic conditions;
●	changes in market prices of commodities;
●	governmental regulations and policies;
●	interest rates;
●	population growth and changing demographics; and
●	seasonal weather cycles and other factors affecting tree growth.

Any adverse change in demand or price of our seedling products may materially and adversely affect our business, financial condition and results of operations.

Failure to protect our intellectual property rights in China may materially and adversely affect our business, financial condition and results of operations.

Our business is substantially dependent on our ability to apply and commercialize TFPPT, with respect to which we were granted by Mr. Cho-Po Chang, or Mr. Chang, the inventor of TFPPT, a worldwide exclusive license regarding all of its intellectual property rights.  TFPPT is an emerging technology for agricultural and botanical cultivation, and can be used to optimize the growth conditions critical for cultivation and propagation of high-quality seeds, seedlings, plantlets, plants and transplants to achieve fast, pathogen-free and uniform growth. The application for a utility model for “Aeroponics Cultivation System and Method” was granted by the State Intellectual Property Office of the PRC on August 17, 2011. Mr. Chang has not applied for intellectual property rights with respect to TFPPT in any other jurisdictions. We withdrew the application for an invention patent for “Aeroponics Cultivation System” from the State Intellectual Property Office of the PRC because we obtained the utility model for “Aeroponics Cultivation System and Method” with patent number ZL201120014974.7 that we believe it would be sufficient to protect our intellectual property.

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

We are subject to the risk that the products, technology and processes that we plan to apply to our production may infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims relating to the intellectual property of others. If any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future products, which could result in substantial costs and diversion of our management resources and attention even if we prevail in contesting such claims. If we were found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative products or be forced to pay fines and damages, which could materially and adversely affect our business and results of operations.

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

We are highly dependent on our senior management to manage our business and operations, and each of our executive officers is responsible for an important aspect of our operations.  In addition, we rely on management and senior personnel to ensure that our sourcing, production, sales, distribution and other business functions are effective. We also depend on certain key personnel with respect to development of our technology and products.  On November 1, 2012, Mr. Dominick Mark resigned from the position of interim chief financial officer, effective immediately. The Board of Directors appointed Mr. SY Wing Kui interim chief financial officer. If there were further changes in management, such changes could be disruptive and could negatively affect our operations, our culture and our strategic direction.

We do not maintain key person insurance for any of our key personnel.  If one or more of our senior executives or other key employees are unable or unwilling to continue in their present positions, we may not be able to replace them on a timely basis or at all, which may severely disrupt our business and affect our results of operations and future prospects. Moreover, we may not be able to attract or retain skilled and experienced employees in connection with our business operation. The competition for skilled and experienced workers in China may also increase our labor costs, which would in turn increase our operational costs and affect our profitability. This could have a material adverse effect on our business, financial condition and results of operations.

Most of our directors, senior management and other key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and non-disclosure covenants.  However, if any dispute arises between our directors, senior management and other key personnel and us, such non-competition, non-solicitation and confidentiality provisions may not be enforceable.

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

The nature of our business requires the employment of personnel with significant scientific and operational experience in the industry. Accordingly, we must attract, recruit and retain a sizeable workforce of technically and scientifically competent employees. We currently have a research and development team comprising of 3 employees.  Our ability to effectively implement our business strategy will depend upon, among other factors, the successful recruitment and retention of additional management and other key personnel that have the necessary scientific, technical and operational skills and experience with the forest and agricultural industry. These individuals may be difficult to find in China and we may not be able to retain such skilled employees. If we are unable to hire individuals with the requisite experience, we may not be able to produce sufficient products to optimize our profits, our research and development initiatives may be delayed and we may encounter disruptions in production and research which may materially and adversely affect our business, financial condition and results of operations.

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

We are subject to periodic inspections and assessments by PRC environmental officials, none of which have occurred through December 31, 2012, or subsequent to the year end. Should we fail such an assessment and/or violate environmental PRC laws, we may be subject to penalties, suspension of operations and/or environmental remediation.

Based on our knowledge, we believe that we are in compliance with all environmental laws and regulations.

We have incurred increased costs as a result of being a public company.

We are subject to the periodic disclosure requirements of the Securities and Exchange Commission, or the SEC.   We have incurred and will incur significant legal, accounting and other expenses that a private company does not incur, which are estimated to be approximately $300,000 annually. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and stock exchanges have required changes in corporate governance practices of public companies. We expect that compliance with these rules and regulations will increase our legal and financial compliance costs, which are estimated to be approximately $200,000 for each year. We also expect that these rules and regulations will make some activities more time-consuming and costly. We also expect these rules and regulations will make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance. As a result, our general and administrative expenses will likely increase and it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs that we may incur with respect to these rules or the timing of such costs.

If we fail to develop and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud; as a result, current and potential shareholders may lose confidence in our financial reports, which may harm our business and the trading price of our shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. In addition, we will be subject to the reporting obligations under the U.S. securities laws.   Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include a management report that assesses the effectiveness of our internal controls over financial reporting and may require our independent registered public accounting firm to attest to our evaluation in our annual report on Form 20-F in the future.  As a company in the early stage of our development, we are in the process of establishing our internal control over financial reporting system to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes. We cannot be certain that the measures we have undertaken to comply with Section 404 will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, if we are able to rapidly grow our business, the internal controls that we need will become more complex, and significantly more resources will be required to ensure our internal controls remain effective.  Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.   In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension of trading, ineligibility for listing on one of the national securities exchanges and the inability of registered broker-dealers to make a market in our shares, which could result in a decline in our share price.

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

We are an offshore holding company, and we will rely principally on dividends from our subsidiaries in China for our cash requirements, including for the service of any debt we may incur. Current PRC regulations permit our current and future subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our current and future subsidiaries in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserve funds until the aggregate amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our current and future subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, any income that we source from China is subject to PRC withholding tax under the new Enterprise Income Tax Law of the PRC, or the EIT Law. Under the EIT Law and its implementation regulations, both of which became effective on January 1, 2008, we will be subject to a withholding tax rate of 10% for any dividends paid to us by our current and future subsidiaries in China if we are deemed a non-PRC tax resident. Any limitation on the ability of our current and future subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

If we were deemed as a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income at the rate of 25% under the new Enterprise Income Tax Law (“New EIT Law”) in the PRC and our non-PRC shareholders could be subject to certain PRC taxes.

Under the New EIT Law and the implementing rules, both of which became effective January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC may be considered a PRC “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. The implementing rules of the New EIT Law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. If we were to be considered a “resident enterprise” by the PRC tax authorities, our global income would be taxable under the New EIT Law at the rate of 25% and, to the extent we were to generate a substantial amount of income outside of PRC in the future, we would be subject to additional taxes. In addition, according to the Notice of the State Administration of Taxation on Issues concerning the Recognition of Chinese-Controlled Enterprises Registered Offshore as Resident Enterprises on the Basis of their De Facto Management Bodies, certain enterprises incorporated in an offshore jurisdiction and controlled by Chinese enterprises or Chinese group enterprises will be classified as “non-domestically incorporated resident enterprises” if  (i) its senior management personnel in charge of daily operations reside or perform their duties mainly in China;; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings are kept in China; and (iv) half or more of its directors with voting rights or senior management often reside in China. However, any such recognition, when made by PRC tax authorities, will be determined based on the facts and circumstances of individual cases. As a result, we cannot determine the likelihood or consequences of our being designated a “resident enterprise” as of the date hereof.

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

We may make capital contribution or loans to our current and future PRC subsidiaries, which are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the total amount of investment and the industries of the investment, capital contributions to our PRC operating subsidiaries shall at least be subject to the approval of the PRC Ministry of Commerce, or MOFCOM, or its local counterparts. Meanwhile, any loans that we make to our current and future PRC subsidiaries cannot exceed the difference between the total amount of investment and the registered capital of these subsidiaries and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, before the loan proceeds may be remitted into China.  We cannot assure that we will be able to obtain these government approvals and complete the registrations on a timely basis with respect to future capital contributions and loans by us to our current and future PRC subsidiaries. If we fail to receive such approvals or conduct such registrations, our ability to use the proceeds from any public offering and to capitalize our PRC operations may be adversely affected, which could adversely affect our liquidity and our ability to fund and expand our business.

We expect to derive a substantial portion of our sales from the PRC.

We have not generated any significant revenues as of the date of this annual report.  For the year ended December 31, 2012, we generate revenues of only US$14,982. We anticipate that sales of our products in the PRC will represent a substantial proportion of our total sales in the near future. Any significant decline in the condition of the PRC economy could adversely affect consumer demand for our products, among other things, which in turn could have a material adverse effect on our business and financial condition.

Inflation in China could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, it has been uneven among various sectors of the economy and in different geographic areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products do not rise at a rate that is sufficient to fully absorb inflation-driven increases in our costs of supplies, our profitability can be adversely affected. These fluctuations and economic factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and control inflation. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending.  The implementation of these and other similar policies can impede economic growth and thereby harm the market for our products.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We expect to receive most of our revenues in Renminbi. Under our current corporate structure, our holding company may rely on dividend payments from our current and future PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions to foreign shareholders, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, or its local branches, by complying with certain requirements to the satisfaction of PRC banks handling the currency conversion and remittance matters. Therefore, our current and future PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE or its local branches by complying with these requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. This could affect the ability of our current and future PRC subsidiaries to obtain foreign currency in order to repay loans from us. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies from our PRC subsidiaries to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our shares.

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

Our shares are not considered to be readily tradable and investors may be unable to liquidate their investment.

Our shares are considered to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which do not presently include the OTC Bulletin Board (the only exchanges on which our shares are currently quoted). As a result of the foregoing, investors may be unable to liquidate their investment for any reason.

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

Since our ordinary shares have been successfully quoted on the OTC Bulletin Board, holders of our ordinary shares may be subject to the Penny Stock Rules of the SEC and the trading market in our shares would be very limited, which will make transactions in our stock cumbersome and may reduce the value of an investment in our shares. These rules may affect your ability to resell your shares.

The SEC has adopted regulations that generally define a “penny stock” to be any equity security other than a security excluded from such definition by Rule 3a51-1 under the Securities Exchange Act of 1934, as amended. For our purposes, penny stock is any equity security that has a market price of less than US$5.00 per share, subject to certain exceptions.

Our shares were successfully quoted on OTC Bulletin Board on October 10, 2012. Our shares may be regarded as penny stock to the extent that the market price for our shares is less than US$5.00 per share. The penny stock rules require a broker-dealer that wishes to engage in transactions in our shares to deliver a standardized risk disclosure document prepared by the SEC, provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, provide monthly account statements showing the market value of each penny stock held in the customer’s account, make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. To the extent these requirements are applicable they will reduce the level of trading activity in the secondary market for our shares and may severely and adversely affect the ability of broker-dealers to sell our shares.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. holders of our shares.

Depending upon the value of our shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes.  Based in part on our estimates of the value of our assets as determined based on the price of our shares in this offering, we do not expect to be a PFIC for our current taxable year ending on December 31, 2012.  However, there can be no assurance that we will not be a PFIC for the taxable year 2012 or any future taxable year as PFIC status is tested each taxable year and depends on the composition of our assets and income in such taxable year.

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

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this scrutiny, criticism and negative publicity will have on our company, our business and listing and trading of our common stock.  If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company. Such allegations may materially adversely impact our business operations, our reputation, and the listing and trading of our common stock.

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

HK Dragon Holdings is a limited liability company incorporated under the laws of Hong Kong on August 19, 2010. HK Dragon Holdings is a 57%-owned subsidiary of Dragon Bright HK and its other shareholders include Ms. Ho, our chairwoman and chief executive officer, Stanley Ang, our director and chief administrative officer, Million Max Limited, whose sole shareholder, Antonio Chau, is the brother-in-law of Ms. Ho, and Wealth Vantage International Limited, an unaffiliated investor. On December 9, 2010, Fujian Qianlon was established by HK Dragon Holdings with a registered capital of $2,573,437. We have paid such amount in full during the year ended December 31, 2011. The business of Fujian Qianlon is research and development of agricultural technologies, propagation of bamboo-willow tree seedlings and plantation of bamboo-willow trees.

Our principal executive offices are located at 11/F, Shum Tower, No.268 Des Voeux Road  Central, Hong Kong. The telephone number is +852 3996 7222. Our registered office is in the Cayman Islands located at the offices of Maples Corporate Services Limited at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as our Directors may decide. Our agent for service of process in the United States is C T Corporation System, 111 Eighth Avenue, New York, New York 10011.  Investors should contact us with any inquiries through the address and telephone number of our principal executive offices.

B. Business Overview

Overview

We are in the initial stages of developing a business in the forest seedling industry. Our main business is the mass propagation and sale of bamboo-willow seedlings and our secondary business is the sale of bamboo-willows as wood pulp generated from our trial bamboo-willow tree plantation business.  We have a limited operating history and limited revenue from sales of super mother bamboo-willow seedlings through December 2012. We recorded revenue amounting to $14,982 for the year ended December 31, 2012. In October 2012, we signed a regional business partner agreement with Fujian Province Anxi County Jin Long Yuen Tea Industry Company Limited for the purchase of seedlings and related services in Anxi County, Fujian Province. In November, 2012, we signed a non-binding letter of intent with a regional business partners which is located in Nan’an County, Fujian Province for the purchase of seedlings and related services. In addition, to further develop the application of our probiotic-based organic fertilizer, we signed an agricultural consultancy agreement in June, 2012 with Fujian Province Shan Ge Agricultural Comprehensive Development Company Limited to obtain feasibility study on Chinese Yam application and signed a non-binding letter of intent in November 2012 with a company to develop land treatment project in Caofeidian, Hebei Province by using our fertilizer.

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

Since November 2010, we have been planning for the development of our business.  We had planted 35,698 bamboo-willow super mother saplings for our seedling propagation operation by the end of December 2012. Propagation of bamboo-willow is done by stem cutting and transplanting the stems to soil. On average, we cut 18 seedlings every 20 days from each super mother sapling tree. Super mother sapling trees are 1.5 meter bamboo-willow trees.  They are the sources for our seedling propagation through a cutting method. Therefore, we expect 3,200,000 seedlings each year can be cut from our existing super mother saplings.  We have been building our initial base site in Xiamen since September 2010 and finished the infrastructure construction at the end of August 2011. We started our bamboo-willow seedlings propagation in November 2010 and started our bamboo-willow tree plantation in April 2011. We have a limited operating history and $14,982 revenue from sales of bamboo-willow seedlings through December 2012. We also expect a secondary source of revenue to come from the sale of young bamboo-willow (two to three years old) for wood pulp in papermaking beginning in the fourth quarter of 2014.  As of the date of this annual report, we just generated $14,982 revenue.  The loss attributable to our equity shareholders for the year ended December 31, 2012 was $0.7 million and our accumulated losses as of December 31, 2012 were $2.3 million.  We anticipate that our initial markets will be in the PRC.

Our Technology

Our business is based on the successful application and commercialization of TFPPT.  The application for a utility model for “Aeroponics Cultivation System and Method” was granted by the State Intellectual Property Office of the PRC on August 17, 2011 and this patent for the utility model shall be valid until January 10, 2021. Mr. Chang has not applied for intellectual property rights with respect to TFPPT in any other jurisdictions. We withdrew the application for an invention patent for “Aeroponics Cultivation System” from the State Intellectual Property Office of the PRC because we obtained the utility model for “Aeroponics Cultivation System and Method” with a patent number ZL201120014974.7 that we believe it would be sufficient to protect our intellectual property.

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


Soil fertilization  Beneficial bacteria and derivatives in the probiotics-based organic fertilizer accelerate the transformation of nutrients that nourish the soil and provide the plant with assimilable substances.  The usage of probiotics-based organic fertilizer results in multiplication of the number of microorganisms in the soil that improves soil fertility.


Anti-salinization  The halotolerant and halophilic strains contained in the bacteria in the probiotics-based organic fertilizer can deactivate bases in the soil, remove base-related obstacles and alleviate salinity by regulating soil pH levels.


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


Nitrogen fixation  The probiotics-based organic fertilizer contains diazotrophs that make it possible for nitrogen gas in the atmosphere to be converted into substances that plants can assimilate. The assimilated nitrogen can then be used by plants to synthesize fatty acids.


Phosphoric acid and release of potassium  One of the roles of effective organism (EM) fertilizers is to release phosphoric acid, thereby converting phosphates confined in the soil into water-soluble phosphates. The probiotics-based organic fertilizer is also capable of effectively releasing some elements which tend to form water-insoluble salts, such as potassium, calcium, iron and magnesium.

	High efficacy Use of the probiotics-based organic fertilizer helps to speed up the growth of plants by promoting root development and photosynthesis.

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


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


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


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


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

Intellectual Property

Our business is substantially dependent on our ability to apply and commercialize TFPPT, which is an emerging technology for agricultural and botanical cultivation, and can be used to optimize the growth conditions critical for cultivation and propagation of high-quality seeds, seedlings, plantlets, plants and transplants to achieve fast, pathogen-free and uniform growth. The application for a utility model for “Aeroponics Cultivation System and Method” was granted by the State Intellectual Property Office of the PRC on August 17, 2011 and this patent for the utility model shall be valid until January 10, 2021. Mr. Chang has not applied for intellectual property rights with respect to TFPPT in any other jurisdictions. We withdrew the application for an invention patent for “Aeroponics Cultivation System” from the State Intellectual Property Office of the PRC because we obtained the utility model for “Aeroponics Cultivation System and Method” with patent number ZL201120014974.7 that we believe it would be sufficient to protect our intellectual property.

In July 2010, Ms. Tsai, the mother-in-law of Ms. Ho, entered into the Taiwan Fast Plant Propagation Technology Exclusive License Agreement, or TFPPT License Agreement, with Mr. Chang. Pursuant to the TFPPT License Agreement, Mr. Chang granted a worldwide exclusive license to Ms. Tsai with respect to all intellectual property rights in and to TFPPT for a period of 30 years commencing July 1, 2010.  Such intellectual property rights include worldwide copyright, design rights, know-how, confidential information, trade secret and any other similar rights related to TFPPT and its components, including applications of any of the foregoing. Mr. Chang further granted Ms. Tsai the exclusive right, for 30 years commencing on July 1, 2010, to use TFPPT and all related proprietary rights including all related applications of the technology and its enhancements created in the past, present and in the future, owned and continually developed and enhanced by Mr. Chang and his affiliates.  Pursuant to the TFPPT License Agreement, Ms. Tsai agreed to pay to Mr. Chang a non-refundable license fee of approximately $128 and a royalty fee, payable quarterly, equal to 6% of the income received by Ms. Tsai and her sub-licensees from the use and application of the patentable technology related to TFPPT.  On July 20, 2010, pursuant to an assignment agreement with Ms. Tsai, we obtained all Ms. Tsai’s rights, title and interests in and to the patentable technology related to TFPPT granted to her by Mr. Chang under TFPPT License Agreement. Dragon Bright HK agreed to directly pay Mr. Chang, commencing December 31, 2010 and at the end of every quarter thereafter, as a royalty fee, an amount equal to 6% of the income received by Dragon Bright HK, its subsidiaries and its sub-licensees from the use and application of TFPPT for the period December 31, 2010 to June 30, 2040.

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

We expect to have two businesses as follows:

	mass propagation of bamboo-willow seedlings and plantlets for sale to seedling growers and forest tree planters and secondarily for our tree plantation projects; and

	bamboo-willow tree plantation to produce young bamboo-willow trees for sale as wood pulp for paper making.

We plan to commence our business in stages.  We expect that our mass propagation of bamboo-willow seedlings and plantlets will be our primary business at least for the first three years of our operation.  During these three years, we plan to secure various sites for our production, complete the building of infrastructure at these sites and cultivate bamboo-willow seedlings from super mother bamboo-willow saplings to commence and expand our mass propagation operation. In the second quarter of 2011, we commenced a small scale bamboo-willow tree plantation operation of 1,060 mu. We rented two bamboo-willow seedling cultivation infrastructure in 2012. Future construction of greenhouses in these infrastructures will be solely for bamboo-willow seedling propagation.

As of the date of this annual report, we generated $14,982 revenue from  sales of super mother bamboo-willow seedlings through December 2012. In November 2012, we signed a non-binding letter of intent with a regional business partners which is located in Nan’an County, Fujian Province for the purchase of seedlings and related services. We estimate the regional businesses mentioned above will sign regional business partner agreement around September 2013. Upon signing the agreements with the Company, the regional businesses will pay RMB 2 million as deposit to begin to purchasing bamboo-willow seedlings and consultancy services of our bamboo-willow plantations starting in January 2014. We expect the sale of young bamboo-willows (three years old) for wood pulp in papermaking to begin by approximately 2014.  However, there is no guarantee that we will generate any revenue.

Since November 2010, we have started propagation of bamboo-willow seedlings. We had planted 35,698 super mother bamboo-willow saplings by the end of 2012. From our super mother bamboo-willow saplings, we propagated 282,741 seedlings at the end of 2012.

Besides our core business, namely the forest seedling business and the paper pulp business, we plan to further develop our probiotic-based organic fertilizer in various applications. We expect to have the business by indentifying the planting industry key players in Fujian Province to provide tailor-made fertilizer.

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

Research and Development

We believe that our core competitive advantage lies in our rights to utilize TFPPT and its successful application and commercialization in our mass propagation of bamboo-willow seedlings and, secondarily, to grow bamboo-willows for the paper pulp industry.  We expect that successful application of TFPPT in our business of mass propagation of bamboo-willow seedlings will reduce their cultivating cycle, which may enhance the production yield of bamboo-willow seedlings in a given period of time.  Therefore, strong research and development capabilities are critical to the success of our business. We expensed $2,148 on research and development in 2012 and plan to incur approximately $5,000 annually for our research and development projects in the next few years.

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

The following chart shows the expected activities of our research and development greenhouses:

Raw Materials

The primary raw materials for our bamboo-willow seedling operation are bamboo-willow super mother saplings, and the various ingredients used in making our probiotics-based organic fertilizer. Each bamboo-willow super mother sapling has a life expectancy of six years.  We expect to replace our current super mother saplings in April 2016.  Bamboo-willow saplings are readily available in China and we do not anticipate a shortage of bamboo-willow saplings in the foreseeable future.

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

Pursuant to the co-operation agreement, we are entitled to use a maximum of 100 mu (66,667 square meters) of agricultural land in Xiamen Tianzhu Mountain for our bamboo-willow seedling cultivation. We pay a fixed amount of RMB 1,000 per mu (667 square meters) per year based on the actual areas used every year for 20 years. We plan to divide this land into various functional zones such as parent saplings, offspring plantlet nursery, acclimatization of plantlets and engine room to support the aeroponic cultivation system. As of December 31, 2012, 3 greenhouses (one mu or 667 square meters per greenhouse) and 2 machine rooms had been built on this site.  We have commenced operation in the bamboo-willow nursery zone and have started the research and development greenhouses planting other seedlings for potential test purposes in plantation racks.  We have invested approximately RMB 5.6 million to establish the infrastructure at this site as of December 31, 2012.

We entered into a land-leasing framework agreement in December 2010 with each of Xi Dong Village and Xi Xi Village of Hu Yang Town, Yong Chun County, Quanzhou City respectively, to lease up to 1,149.51 mu (approximately 766,340 square meters) of farm land in Yongchun County, Quanzhou City, for our bamboo-willow tree plantation at the Tianzhu Mountain site at a price range between approximately $8 and approximately $32 per mu (667 square meters) per year for 30 years.  Pursuant to the two land-leasing framework agreements, we entered into eight land lease agreements with Xi Dong Village and Xi Xi Village in February 2011 to lease 961.9 mu of land in Yong Chun, Quanzhou, Fujian Province for propagation of additional bamboo-willow seedlings.  All of the eight land lease agreements have a term of 30 years at a price range between approximately $8 and approximately $55 per mu per year. As of December 31, 2012, we had spent approximately RMB 88,793 (approximately US$ 14,077) in the land lease in Yong Chun.

Before March 1, 2013, our principal executive office was located at Flat A, Level 15, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong. We paid rent of approximately $5,570 per month, and the lease term is one year from March 1, 2012 to February 28, 2013. Starting from March 1, 2013, we worked at 15/F, Lee Fung Centre, 31 Wong Chuk Hang Road, Hong Kong, on a temporary basis, which was provided by Anita Lai Lai Ho based on our oral agreement with her. Director of the company, at nil consideration.  Starting from May 2013, we have been working at 11/F, Shum Tower, No. 268 Des Voeux Road Central, Hong Kong.  We pay rent of approximately $4,600 per month, and the lease term is two years from May 20, 2013 to May 19, 2015.  Our office in Hong Kong was established as part of our efforts to foster and improve relationships with international investors on a continuous basis. As of December 31, 2012, we had incurred approximately $4,206 on office fixed assets. In addition, since December 2010, we had also leased office facilities in Xiamen, China under a two-year operating lease, which was expired in December 2012, with monthly rental payments of approximately $713. We have renewed this operating lease to December 13, 2015.

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

Employees

As of December 31, 2012, we had a total of 35 employees, including 4 plantation workers and research and development employees as well as 31 management and administrative employees. We also had 52 temporary plantation workers as of the end of 2012. For the year ended December 31, 2012, our staff costs were $536,940. We review our remuneration policies and packages on a regular basis and will make necessary adjustment commensurate with the pay level in the industry. In addition to basic salaries, employees may be offered discretionary bonuses and cash awards based on individual performance.

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

Legal Proceedings

As of April 30, 2013, we were involved in one claim in connection with salary payment with one of our former employees in December, 2012. The claim was raised in Labor Tribunal of Hong Kong.  In connection with this matter, we paid HK$78,200.0 (approximately US$9,775.0) to the injured party. Trial-related costs were approximately HK$120.0 (approximately US$15.0).

Regulations

Guidance of Foreign Investment Industries

Investment in the PRC conducted by foreign investors and foreign-owned enterprises is governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, the latest edition of which was effective on January 30, 2012. The Catalogue divides industries into three basic categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically prohibited under other PRC regulations. Foreign-invested enterprises in encouraged industries are often permitted to establish wholly foreign-owned enterprises, while foreign-invested enterprises in the restricted category may only be permitted to set up equity or contractual joint ventures, in some cases with the Chinese partner required to be the majority shareholder. Restricted category projects may also be subject to the approval of higher-level governmental agencies. Foreign investment is not allowed for the industries in the prohibited category. Our business falls within the production of forestry seedlings industry, which is categorized as an encouraged foreign investment industry.

PRC Seed Law

According to the Seed Law of the PRC, any companies engaging in the production and operation of forestry seedlings must acquire a “tree seed production permit” and a “tree seed operation permit” respectively before conducting the relevant business in the industry. Unless otherwise required, the permits are normally issued by forestry administrative departments at the county level of the people's government of provinces, autonomous regions and municipalities. Fujian Qianlon’s application for a “tree seed production permit” and a “tree seed operation permit” were approved on October 18, 2011 and on October 18, 2011 respectively.

Land Use Rights

Collectively Owned Agricultural Land in Rural Areas

According to the PRC Law on Land Administration, all lands in the PRC are either state-owned or collectively owned. Generally, lands in the urban areas of cities are state-owned, whereas lands in the rural and suburban areas are, unless otherwise specified by law, collectively owned. When required, the state has the right to expropriate the collectively owned lands in accordance with law if such expropriation is beneficial to the public. For individuals, businesses and other organizations which are granted with the land use rights of the state-owned or collectively owned lands, they are permitted to hold, lease and develop these lands subject to the applicable PRC laws and regulations and specific governmental approvals.

Title Certificate of Collectively Owned Land

According to the PRC Law on Land Administration and its implementation rules, lands located in a village are owned as a whole by the farmers of the village collectively, except for those stipulated by laws as being owned by the State. The rural collective organization of such village shall operate and manage the relevant land.  The government at the county level or above must register and maintain a record of the collectively owned lands, and issue “collectively-owned land ownership certificates” for farmland or “forest title certificates” for forestlands to evidence and certify the ownership of the lands concerned. Lands collectively owned by farmers shall be operated under a contract by members of the respective collective economic organization for various uses such as crop cultivation, forestry, animal husbandry or fishery.

Rural Land Contracted Operation Rights

Under the PRC Law of the Operation of Rural Lands by Contract, or Land Contract Law, rural lands which are owned by the State and collective farmers include arable land, forestland and grasslands and other lands for agriculture use. China applies the contractual management system in respect of the operation of the lands in rural areas. These contracts for the operation of the lands take the form of household contracts within the respective rural collective economic organization. Lands that are not suitable for household contracts such as barren mountains, gullies, hills and beaches may be contracted in forms such as bid invitation, auction and public consultation. Anyone entering into a household contract must be a farmer household of the relevant collective economic organization. The term of the contracts is 30 years for arable land, 30 to 50 years for grassland, and 30 to 70 years for forestland.

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

The farmer households who have obtained the rural land contracted operation have the right to decide whether to transfer or assign the rural land contracted operation right and the means of transfer or assignment. Under equal terms and conditions, members of the same village or rural collective economic organization should enjoy pre-emptive rights. According to the Interpretations of the Supreme People’s Court on Issues Concerning Application of Laws for Trial of Rural Land Contracting Dispute Cases, the above mentioned pre-emptive rights must be claimed within a reasonable period after the issuance of the written announcement of transfer or assignment, or in case of no written announcement, within two months after the land has been used by other persons or entities outside the local village or collective economic organization. The pre-emptive rights will not be supported by the court if not claimed within the stipulated time period. Where the rural land contracted operation right is transferred or assigned by way of subcontracts, leases, exchanges, assignments, or other means, the parties must enter into a written contract and such transfer, subject to its type, is required to be prior approved by or filed with the local villagers’ committee, or registered with competent government up request.

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

Social Insurance Regulations

According to the Social Insurance Law effective as of July 1, 2011, employers in the PRC must conduct the registration of various social insurances for their employees with the competent authorities, including basic pension insurance, basic medical insurance, occupational injury insurance, unemployment insurance and maternity insurance.  The employers in the PRC and their employees shall jointly make contributions to the basic pension insurance, basic medical insurance and unemployment insurance, while the employees’ occupational injury insurance and maternity insurance shall be solely contributed by the employers in the PRC.

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

Under the Exchange Rules and the Administration Rules, Renminbi is convertible for current account items, such as the distribution of dividends and trade and service-related foreign exchange transactions. SAFE approval is normally not necessary for the payment of current account items unless otherwise explicitly provided by laws and regulations.  However, as for capital account items, such as direct investments, loans and securities and derivative investments, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its local branches.

Under the Administration Rules and the Exchange Rules, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. Capital outbound investments by PRC enterprises are also subject to regulatory approvals, including approvals by the MOFCOM, SAFE and the National Development and Reform Commission, or their respective competent local counterparts or branches.

Under PRC laws and regulations, we are permitted to provide funding to our PRC subsidiary only through capital contributions or loans which are both subject to PRC regulations and regulatory approvals. Capital contribution to Fujian Qianlon must be approved by MOFCOM or its local counterpart. Loans provided by us to Fujian Qianlon to finance its activities may not exceed statutory limits and must be registered with SAFE or its local branch. As of the date of this annual report, we have obtained the approval from MOFCOM’s local counterpart and completed the registration with local SAFE with respect to the capital contributions and loans to Fujian Qianlon, and we have complied with the PRC foreign exchange regulations in all respects.

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

C. Organizational Structure

The following chart summarizes our corporate structure as of December 31, 2012.

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

The two bamboo-willow seedling cultivation sites are located at Tianzhu Mountain and Jimei in Xiamen and the tree plantation site is located at Yong chun county in Quanzhou City. See “Item 4. Information on the Company – B. Business Overview – Properties” in this annual report.

As of December 31, 2012, we operated 3 greenhouses and 2 machine rooms with an aggregate area of 35 mu in Tianzhu Mountain in Xiamen. The land is provided pursuant to co-operation agreements with Xiamen Tianzhu and Jimei and through leasing agreements with Xi Dong Village and Xi Xi Village.

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

Overview

We are in the initial stages of developing a business in the forest seedling industry. Our main business is the mass propagation and sale of bamboo-willow seedlings and our secondary business is the sale of bamboo-willows as wood pulp generated from our trial bamboo-willow tree plantation business.  We have a limited operating history and generated revenue amounting to $14,982 from sales of super mother bamboo-willow seedlings through December 2012. In November, 2012, we signed a non-binding letter of intent with a regional business partners which is located in Nan’an County, Fujian Province for the purchase of seedlings and related services. In addition, to further develop the application of our probiotic-based organic fertilizer, we signed a non-binding letter of intent in November 2012 with a company to develop land treatment project in Caofeidian, Hebei Province by using our fertilizer.

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

Since November 2010, we have been planning for the development of our business.  We had planted 35,698 bamboo-willow super mother saplings for our seedling propagation operation by December 31, 2012. Propagation of bamboo-willow is done by stem cutting and transplanting the stems to soil. On average, we cut 18 seedlings every 20 days from each super mother sapling tree. Super mother sapling trees are 1.5 meter bamboo-willow trees.  They are the sources for our seedling propagation through a cutting method. Therefore, we expect 3,200,000 seedlings each year can be cut from our existing super mother saplings.  We have been building our initial base site in Xiamen since September 2010 and finished the infrastructure construction at the end of August 2011. We started our bamboo-willow seedlings propagation in November 2010 and started our bamboo-willow tree plantation in September 2011. We expect to generate our initial revenue from the sale of bamboo-willow seedlings beginning in the third quarter of 2013.  In November 2012, we signed a non-binding letter of intent with a regional business partners which is located in Nan’an County, Fujian Province for the purchase of seedlings and related services. In addition, to further develop the application of our probiotic-based organic fertilizer, we signed a non-binding letter of intent in November 2012 with a company to develop land treatment project in Caofeidian, Hebei Province by using our fertilizer.  We also expect a secondary source of revenue to come from the sale of young bamboo-willow (two to three years old) for wood pulp in papermaking beginning in the fourth quarter of 2014.  As of the date of this annual report, we generated revenue amounting to $14,982. The loss attributable to our equity shareholders for the year ended December 31, 2012 was $0.7 million and our accumulated losses as of December 31, 2012 were $2.3 million. We anticipate that our initial markets will be in the PRC.

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

Fair value of biological assets

We account for biological assets at fair value.  Our management estimates that the initial costs incurred on the seedlings of biological assets through December 31, 2012 approximate their fair value. Besides, our management estimates that the market price of the same market less estimated costs to sell of planted trees of biological assets through December 31, 2012 approximate their fair value.

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

If an active market exists for a biological asset or agricultural product in its present location and condition, the quoted price in that market is the appropriate basis for determining the fair value of that asset. If a company has access to different active markets, the entity uses the most relevant one. If an active market does not exist, a company uses one or more of the following, when available, in determining the fair value:

	the most recent market transaction price, provided that there has not been a significant change in the economic circumstances between the date of that transaction and the end of the reporting period;
	the market prices for similar assets with adjustment to reflect differences; and
	sector benchmarks.

In some cases, the information sources listed above may suggest different conclusions as to the fair value of a biological asset or agricultural product. A company considers the reasons for those differences in order to arriving at the most reliable estimate of the fair value within a relatively narrow range of reasonable estimates. Alternatively, the fair value of biological assets is determined independently by professional valuers.

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

Cost may sometimes approximate fair value, particularly when:

	little biological transformation has taken place since the initial cost incurrence (for example, for fruit tree seedlings planted immediately prior to the end of a reporting period); or

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

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.  Management determined that no impairment to tangible or intangible assets exists as of December 31, 2012.

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

Consolidated Statements of Comprehensive Loss

		Year ended December 31,

		2012	2011	2010
		US$	US$	US$

Revenue		14,982	47	-

Cost of sales		(4,040)	(138)	-

Gross profit		10,942	(91)	-

Other income		611,807	1,284	11

General and Administrative expenses		(1,530,633)	(1,876,818)	(166,863)

Loss before income tax expense		(907,884)	(1,875,625)	(166,852)

Income tax expense		-	-	-

Loss for the year		(907,884)	(1,875,625)	(166,852)

Other comprehensive income/(loss)
Exchange differences on translating foreign operations recognized directly in equity		15,361	88,413	6,918

Total comprehensive loss for the year		(892,523)	(1,787,212)	(159,934)

Loss attributable to:
Owners of the Company		(780,952)	(1,459,589)	(144,644)
Non-controlling interest		(126,932)	(416,036)	(22,208)

		(907,884)	(1,875,625)	(166,852)

Total comprehensive loss attributable to:
Owners of the Company		(774,451)	(1,418,397)	(143,115)
Non-controlling interest		(118,072)	(368,815)	(16,819)

		(892,523)	(1,787,212)	(159,934)

Loss per share – Basic and Diluted	$	*	$ *	$ *

.* Less than (0.01) per share

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Revenue Our revenue increased by $14,935 to $14,982 in 2012 from $47 in 2011, primarily due to the sales of 31,500 bamboo willow seedlings in May 2012.

Cost of Sales Our cost of sales increased by $3,902 to $4,040 in 2012 from $138 in 2011, which was in line with the increased sales of bamboo willow seedlings in 2012.

Gross Profit Our gross profit increased by $11,033 to $10,942 in 2012 from gross loss $91 in 2011, primarily due to the increased sales of bamboo willow seedlings in May 2012.

Other income  Our other income increased by $610,523 to $611,807  in 2012 from $1,284 in 2011. The Chinese government granted subsidies of $27.1 thousand to Fujian Qianlong as we met the planting size criteria of the Yong Chun Town government Environmental Incentive Plan. In addition, we received other income of $123.1 thousand in connection with the consultancy services we provided to Fujian Province Shan Ge Agricultural Comprehensive Development Company Limited. Also, we received gain on fair value change of biological assets amounting to $443 thousand.

General and Administrative expenses Our operating expenses consist of general and administrative expenses. Our general and administrative expenses decreased by $346,185 to $1,530,633 in 2012 from $1,876,818 in 2011, primarily due to decreases in (i) professional services of $333,171, (ii) other expenses of $102,193, (iii) research and development expenses of $124,165 in connection with enhancing our research and development capacities.

Loss before income tax expense We recorded loss before income tax expense of $907,884 in 2012. Our loss before income tax expense in 2011 equalled to the sum of general and administrative expenses, gross profit and other income.

Income tax expenses No provision for profits tax has been made, as there was no assessable taxable profit derived during the year of 2012 and 2011.

Loss for the year  Our loss for 2012 and 2011 equalled to loss before income tax expense.

Other comprehensive income  Our other comprehensive income decreased by $73,052 to a gain of $15,361 in the year ended December 31, 2012 from $88,413 in 2011, as a result of exchange differences on translating consolidated financial statements recognized directly in equity.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Revenue Our revenue increased by $47 to $47 in 2011 from nil in 2010, primarily due to the launch of the trial sales of bamboo willow seedlings.

Cost of Sales Our cost of sales increased by $138 to $138 in 2011 from nil in 2010, which was in line with the increased sales as a result of the trial sales of bamboo willow seedlings in 2011.

Gross loss Our gross loss increased by $91 to $91 in 2011 from nil in 2010 , primarily due to the trial sales of bamboo willow seedlings in 2011.

Other income Our other income increased by $1,273 to $1,284 in 2011 from $11 in 2010, primarily due to increases in (i) interest income of $1,147 and (ii) exchange gains of $126 related to converting our bank deposits in Fujian Qianlon from Hong Kong dollars to Renminbi.

General and Administrative expenses Our operating expenses consist of general and administrative expenses. Our general and administrative expenses increased by $1,709,955 to $1,876,818 in the year ended December 31, 2011 from $166,863 for the year ended December 31, 2010, primarily due to increases in (i) professional services of $651,297, (ii) staff costs of $359,674, (iii) other expenses of $127,316, (iv) research and development expenses of $115,242 in association with our enhanced research and development activities, (v) meal and entertainment expenses of $107,396 and (vi) depreciation of property, plant and equipment of $99,444.

Loss before income tax expense  Our loss before income tax expense equalled the sum of general and administrative expenses, gross loss and other income.

Income tax expenses No provision for profits tax has been made, as there was no assessable taxable profit derived during the year of 2011 and 2010.

Loss for the year Our loss for 2011 and 2010 equalled loss before income tax expense.

Other comprehensive income Our other comprehensive income increased by $81,495 to $88,413 in the year ended December 31, 2011 from $6,918 in 2010, as a result of exchange differences on translating consolidated financial statements recognized directly in equity.

B. Liquidity and capital resources

Our consolidated financial statements as of and for the year ended December 31, 2012 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Report of our Independent Registered Public Accounting Firm on our consolidated financial statements as of and for the year ended December 31, 2012 includes a "going concern" explanatory paragraph which means that the auditors stated that conditions exist that raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2012, we recorded a cash position of $1,998 and a bank overdraft of $29,050, of which $327 was denominated in Renminbi, $1,617 was denominated in HK dollars and US dollars and the $29,050 bank overdraft was denominated in HK dollars. Our cash decreased compared to that of December 31, 2011 primarily due to working capital requirement and for other general purposes.

Based on our financial position as of December 31, 2012, we believe our working capital is sufficient to meet our short-term cash requirements to create and expand our business capability, market development initiatives, research and development and product distribution infrastructure for the foreseeable future. We expect that the feasibility study of probiotic-based organic fertilizer applied in Chinese Yam will be completed by the end of August 2013. We believe we will gain a significant income if such application successfully proceeds. In addition, we estimate that Fujian Province Anxi County Jin Long Yuen Tea Industry Company Limited will start to purchase our seedlings and related services by the third quarter of 2013.

Should we require additional cash funding until such a time that we becomes profitable, our management believes that we can raise additional funds through the local financial institutions in Fujian Province. However, there can be no assurance of such additional fundraisings in amounts that may be required by us, if at all.

The following table sets out certain information with respect to our consolidated statements of cash flows information for the years ended December 31, 2012, 2011 and 2010, respectively:

	Year ended December 31,

	2012	2011	2010

	$	$	$

Net cash used in operating activities	(834,598)	(1,879,039)	(178,623)

Net cash used in investing activities	(327,689)	(1,302,364)	(392,014)

Net cash generated from financing activities	901,692	1,621,887	2,336,890

Net (decrease) increase in cash	(260,595)	(1,559,516)	1,766,253

Effect of foreign exchange rate changes	(264)	49,430	6,690

Cash at beginning of the year	262,857	1,772,943	-

Cash at end of the year	1,998	262,857	1,772,943

Net cash used in operating activities

Our net cash used in operating activities in 2012 was $834,598, primarily consisting of an increase in account receivables of $269,520 due to an increase in sales, and an increase in amount due from a director of $76,808,  This amount was unsecured, non-interest bearing, and due on demand.

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

Net cash used in investing activities

In 2012, we paid $9,426 as capital expenditures to build the infrastructure in Xiamen, including the purchase of plant and equipment. We also used $318,263 for plantation of biological assets.

In 2011, we paid $1,010,419 as capital expenditures to build the infrastructure in Xiamen, including the purchase of plant and equipment as well as investment in construction in progress. We also used $277,554 for plantation of biological assets and paid $14,391 for intangible assets.

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

Net cash generated from financing activities

Our net cash flows generated from financing activities in 2012 were mainly attributable to an increase in amounts due to directors of $350,221 representing advances from directors to support our working capital needs. We also had long-term loan agreement with two parties, Stanley ANG (director of the company) in 2012 and Quanzhou Feng Ze De sheng Business Consulting Co., Ltd on March 15, 2012, which involved an amount of $627,578 and 158,541, respectively. The loan from Stanley Ang was partially settled by $250,495 during the year of 2012.
Our net cash flows generated from financing activities in 2011 were mainly attributable to the gross proceeds from the issuance of shares of $1,963,579, an increase in amounts due to directors of $102,182 representing advances from directors, partially offset by repayment of advances by related parties of $434,131 and by a director $9,743, respectively, related to the loan described below under “–Current Liabilities.”

Our net cash flows generated from financing activities in 2010 were mainly attributable to the gross proceeds from the issuance of shares of $1,906,930 and advances from related parties of $434,131.

Current Liabilities

Our current liabilities increased to $796,615 in 2012 from $200,855 in 2011, mainly due to the deferred revenue and increase amount due to director. Our current liabilities decreased to $200,855 in 2011 from $538,864 in 2010, mainly due to our repayment of the loan as discussed above.

Financial Instruments

We did not have any hedging contracts or financial derivatives outstanding for the year ended December 31, 2012.

Capital Expenditures

We had capital expenditures of $9,426 for the year ended December 31, 2012. Our capital expenditures were primarily used for the purchase of property, plant and equipment including machinery, motor vehicles, and a green house facility.  Our capital expenditures have been primarily funded by cash provided by our financing activities.

Recent Accounting Pronouncements

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.  IFRS 10, IFRS 11 and IFRS 12 permit early adoption if all of the standards are collectively adopted.

IFRS 10 – Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. A new definition of ‘control’ has been established. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 – Joint Arrangements establishes the principles for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method whereas for a joint operation the venture will be accounted for using the proportionate consolidation method.

IFRS 12 – Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 – Fair Value Measurement defines fair value, requires disclosure about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards.

IAS 19 – Employee Benefits amends the existing standard to eliminate options to defer the recognition of gains and losses in defined benefit plans, requires remeasurement of a defined benefit plan’s assets and liabilities to be presented in other comprehensive income and increases the disclosure.

The IASB also amended the following standard which is effective as per the date identified.

IAS 1 – Presentation of Financial Statements was amended and requires companies to group items presented within Other Comprehensive Income based on whether they may be subsequently reclassified to profit or loss.

IFRS 9 – Financial Instruments addresses the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value.  The new standard also requires a single impairment method to be used.  The IASB has extended the effective date to January 1, 2015.

C. Research and development, patents and licenses, etc

We believe that our core competitive advantage lies in our rights to utilize TFPPT and its successful application and commercialization in our mass propagation of bamboo-willow seedlings and, secondarily, to grow bamboo-willows for the paper pulp industry.  We expect that successful application of TFPPT in our business of mass propagation of bamboo-willow seedlings will reduce their cultivating cycle, which may enhance the production yield of bamboo-willow seedlings in a given period of time.  Therefore, strong research and development capabilities are critical to the success of our business and we plan to incur approximately $5,000 annually for our research and development projects in the next few years.

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

The following chart shows the expected activities of our research and development greenhouses:

Our research and development expenses were $2,148, $126,313 and $11,071 for the years ended December 31, 2012, 2011 and 2010, respectively.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from December 31, 2011 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues (if any), income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Contractual obligations

As of December 31, 2012, the terms and amounts of our significant contractual obligations were as follows:

	Payments due by Period

	Less than	One to	More Than
	One Year	Five Years	Five Years	Total
Operating lease obligations	$162,499	$420,601	$392,978	$976,078

G. Safe harbour

This annual report contains forward-looking statements.  We have based these forward-looking statements on our current expectations and projections about future events.  These statements include but are not limited to:

	statements regarding our completion of the development of our potential product and its use in a pilot project;
	statements regarding the competitive advantages of our potential product;
	expectation as to the market opportunities for our potential product, as well as our ability to take advantage of those opportunities;
	statements as to our ability to protect our intellectual property and avoid infringing upon others’ intellectual property;
	statements regarding our estimates of future performance, expenses, costs and revenues; and
	statements as to our ability to meet anticipated cash needs based on our current business plan.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The following table sets forth information concerning our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers listed below is 11/F, Shum Tower, No.268 Des Voeux Road  Central, Hong Kong. Ms. Ho, our chairwoman and chief executive officer, is the mother of Mr. Stanley Ang, our chief administrative officer and director.  There are no other family relationships between any of our directors and executive officers.

Name and address	Age	Position
Anita Lai Lai Ho	51	Director, chairwoman and chief executive officer
Stanley Ang	28	Director and chief administrative officer
Jeffrey Chong Kee Hui	36	Director and general counsel
Yau Man Hwang	35	Director
Cho-Po Chang	62	Chief operating officer
SY Wing Kui	38	Interim chief financial officer

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

Mr. SY Wing Kui  Mr. SY was appointed as our interim chief financial officer on November 1, 2012. He has over 13 years of experience in professional accounting, auditing and finance services. He also serves as finance director at Skyvision capital Limited, and is responsible for corporate finance, internal control, risk management, financial planning, budgeting & forecasting, organizational restructure and undertaking due diligence in mergers and acquisitions transactions. Also, Mr. SY worked in Boci-Prudential Asset Management Ltd is responsible for ETF operations including fund administration, fund price valuation and collateral stock management. Mr. SY is a certified public accountant member of Hong Kong Institute of Certified Public Accountants and a Member of Association of Chartered Certified Accountants.

Professional Service Agreement

On March 1, 2011, Ms. Ho entered into an employment agreement with us and she was appointed as our chief executive officer for a term expiring on December 31, 2011. On January 1, 2012, Ms. Ho entered into an employment agreement with our group, which includes our company, Dragon Bright HK, Hong Kong Dragon Holdings, Fujian Qianlon and its subsidiary and affiliated companies expiring on December 31, 2012. We further renewed Ms. Ho’s employment agreement to December 31, 2013 and increased her annual salary payment to $3,870.

We have no service contracts with our directors providing benefits upon termination of employment.

Appointment of Interim Chief Financial Officer

On November 1, 2012, Mr. Dominick Mark resigned as interim chief financial officer, effective immediately. The Board of Directors has approved his resignation and appointed Mr. SY Wing Kui to function as interim chief financial officer on November 1, 2012, effective immediately. Under the terms of his employment, Mr. SY was granted an annual salary amounting to HK$144,000 (equalled to approximately USD$18,577). For a detailed biography of Mr. SY, please see the discussion above.

There is no family relationship between Mr. SY with any of our other officers and directors, or person nominated or chosen by us to become a director or executive officer. There has not been any transaction or currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $83,333, in which Mr. SY had or will have a direct or indirect material interest since the beginning of the Company’s last fiscal year.

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

In the fiscal year ended December 31, 2012, the total compensation we paid to our executive officers and directors was approximately $151,900. In the fiscal year ended December 31, 2012, we provided mandatory provident fund benefits for some of our executive officers and employees.

C. Board Practices

Board of Directors

Members of our board of directors are elected by our shareholders. Our board of directors consists of four directors. The current term of office of each director is expected to expire at our next annual general meeting confirmed. Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Committees of the Board of Directors

All proceedings of the board of directors for the year ended December 31, 2012 were conducted by resolutions consented to in writing by the board of directors and filed with the minutes of the proceedings of the directors.

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

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to the board of directors in care of our chief executive officer, Ms. Ho, at 11/F, Shum Tower, No.268 Des Voeux Road  Central, Hong Kong.

Audit Committee and Remuneration Committee

We don’t have a separately designated audit committee. Our entire board of directors constituted the audit committee. Our members of board of directors are not subject to “independent” requirement, as defined in Rule 10A-3 under the Exchange Act, as our shares are not listed on a U.S. national securities exchange or NASDAQ. Currently, our shares are only quoted on OTC Bulletin Board, an interdealer quotations system.

The Company does not have a remuneration committee or an executive committee due to its small size and expenses necessary to maintain such.

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

D. Employees

We had 35, 44 and 14 employees as of December 31, 2012, 2011 and 2010, respectively. Our employees can be classified into three groups: operational, technicians and research and development personnel, and administrative personnel. Operational employees include plantation workers, maintenance workers and cooks. Due to the seasonal nature of our plantation activities, most of the plantation workers are employed on a part-time basis. In order to streamline the operation, most of the plantation workers are local farmers. Technicians and research and development personnel are responsible for training the plantation workers and doing research and development in agricultural science. Administrative employees are responsible for strategic planning and backup support.

As of December 31, 2012, we had a total of 35 employees, including 4 plantation workers and research and development employees as well as 31 management and administrative employees. For the year ended December 31, 2012, our staff costs were $559,667. We review our remuneration policies and packages on a regular basis and will make necessary adjustment commensurate with the pay level in the industry. In addition to basic salaries, employees may be offered discretionary bonuses and cash awards based on individual performance.

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

E. Share Ownership

The following table sets forth information, as of June 17, 2013, with respect to the beneficial ownership of our shares by:

•	each of our directors and executive officers; and

•	each other person known to us to own beneficially more than 5% of our shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. Except as indicated below, and subject to applicable community property laws, we believe, based on the information furnished to us, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement, or (4) the automatic termination of a trust, discretionary account or similar arrangement. The percentages of beneficial ownership in the table below are based on 531,000,000 shares outstanding as of June 17, 2013.

Unless otherwise indicated, the principal address of each of the shareholders below is 11/F, Shum Tower, No.268 Des Voeux Road  Central, Hong Kong.
.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers
Anita Lai Lai Ho	(128,000,000)	(24.11)
Stanley Ang	(100,000,000)	(18.83)
Cho-Po Chang	(10,000,000)	(1.88)
Yau Man Hwang	(25,000,000)	(4.71)
All directors and executive officers as a group (four persons)	(263,000,000)	(49.53)

Other Shareholders
Million Max Limited	(130,000,000)	(24.48)
Wealth Vantage International Limited(1)	(32,000,000)	(6.03)

As of June 17, 2013, 531,000,000 of our ordinary shares were issued and outstanding.

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

A. Major Shareholders

Please see “Item 6. Directors, Senior Management and Employees – E. Share Ownership.”

B. Related Party Transactions

Transactions with Certain Directors, Shareholders and Affiliates

Ms. Tsai, the mother-in-law of Ms. Ho, our chairwoman and chief executive officer, made loans to us in the form of cash advances in the aggregate amount of $434,131 in the fiscal year ended December 31, 2010 for our working capital requirements. The amounts due to Ms. Tsai are unsecured, interest-free and repayable on demand.  As of May 31, 2011, we had fully repaid to Ms. Tsai all of the outstanding amounts of these loans. Ms. Tsai was employed as consultant of the Group and $19,025 was paid as a compensation of her service to the Group in 2012.

  On March 1, 2011, Ms. Ho entered into an employment agreement with us and she was appointed as our chief executive officer for a term expiring on December 31, 2011. On January 1, 2012, Ms. Ho entered into an employment agreement with our group expiring on December 31, 2012, which includes our company, Dragon Bright HK, Hong Kong Dragon Holdings, Fujian Qianlon and its subsidiary and affiliated companies. We have renewed the employment agreement with Ms. Ho to December 31, 2013.

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

Name	Position and relationship	Dragon Bright HK shares exchanged	Dragon Bright Cayman shares received	Percentage of shares (prior to this offering)
Anita Lai Lai Ho	Chief executive officer and chairwoman	128,000,000	128,000,000	24.11%
Stanley Ang	Son of Ms. Ho and director	100,000,000	100,000,000	18.83%
Philip Chi Hung Ang	Husband of Ms. Ho	21,850,000	21,850,000	4.11%
Yau Man Hwang	Director	25,000,000	25,000,000	4.71%
Kennen Hwang	Father of Yau Man Hwang	20,000,000	20,000,000	3.77%
Million Max Limited	Antonio Chau, the sole shareholder of Million Max Limited, is the brother-in-law of Ms. Ho	130,000,000	130,000,000	24.48%

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

In February 2011, Dragon Bright HK issued an aggregate of 3,500,000 shares at approximately $0.05 per share, for aggregate proceeds of approximately $180,000.  Set forth below are the shares of Dragon Bright HK received by our directors, executive officers and 10% shareholders and their family members in the private placement transactions:

Name	Position and Relationship	Dragon Bright HK Selling Shares Issued	Dragon Bright Cayman Shares Received	Percentage of Shares (Prior to the Offering)
Philip Chi Hung Ang	Husband of Ms. Ho	21,850,000	21,850,000	4.11%
Yau Man Hwang	Director	25,000,000	25,000,000	4.71%
Kennen Hwang	Father of Yau Man Hwang	20,000,000	20,000,000	3.77%
Keneth C. Goyena	Brother of Antonio Chau, the sole shareholder of Million Max Limited and the brother-in-law of Ms. Ho	7,500,000	7,500,000	1.41%

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

Sub-Licensing Agreement with China Hainan Agriculture Holdings Ltd

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

In December 2010, Dragon Bright HK acquired 14.876% of the equity interest in China Hainan Agriculture Holdings Ltd. for approximately $579 in cash.

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

As of April 30, 2013, we were involved in one claim in connection with salary payment with one of our former employees in December, 2012. The claim was raised in Labor Tribunal of Hong Kong.  In connection with this matter, we paid HK$78,200.0 (approximately US$9,775.0) to the injured party. Trial-related costs were approximately HK$120.0 (approximately US$15.0).

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

Item 9. The Listing

A. Listing Details

Our shares were successfully quoted on the OTC Bulletin Board on October 10, 2012.

The following table sets forth the highest and lowest closing market prices for our shares for the periods indicated:

	Closing Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2012 (from October 10, 2012)	N/A	N/A
Fiscal Year 2013 (until June 17, 2013)	0.13	0.10

Quarterly Highs and Lows
Fourth Fiscal Quarter of 2012 (from October 10, 2012)	N/A	N/A
First Fiscal Quarter of 2013	0.13	0.10
Second Fiscal Quarter of 2013 (until June 17, 2013)	0.13	0.13

Monthly Highs and Lows
October 2012 (from October 10, 2012)	N/A	N/A
November 2012	N/A	N/A
December 2012	N/A	N/A
January 2013	0.13	0.10
February 2013	0.13	0.13
March 2013	0.13	0.13
April 2013	0.13	0.13
May 2013	0.13	0.13
June 2013 (until June 17, 2013)	0.13	0.13

B. Plan of Distribution

Not applicable.

C. Markets

See “A. Listing Details”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B.  Memorandum and Articles of Association

There were no changes of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our shares. A copy of our Memorandum and Articles of Association was filed as Exhibit 3.1 to our Registration Statement as Form F-1 (SEC File No. 333-176868).

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

Certain dividends received by non-corporate U.S. Holders in taxable years beginning before January 1, 2013 in respect of our shares will constitute “qualified dividend income” subject to tax at the lower rate applicable to long-term capital gains (generally at a maximum income tax rate of 15%), rather than the marginal tax rates generally applicable to ordinary income, provided that (1) our shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), (2) we are not a passive foreign investment company (as discussed below) with respect to such U.S. Holders for either our taxable year in which the dividends were paid or the preceding taxable year, and (3) holding period requirements are met (61 days of ownership without risk of loss reduction during the 121-day period beginning 60 days before the ex-dividend date).  Our shares are considered to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which do not presently include the OTC Bulletin Board or OTCQX (the quotation systems on which our shares are quoted).  Accordingly, any dividends paid on our shares are not currently expected to qualify for the lower rate unless we are deemed to be a PRC “resident enterprise” under the EIT Law and are eligible for the benefits of the U.S.-PRC Tax Treaty.  You are encouraged to consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to our shares.

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

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ending December  31, 2012 or for any future taxable year.  Our expectation for our current taxable year is based in part on our estimates of the value of our assets as determined based on the price of our shares in this offering and the expected price of our shares following the offering.  Our actual PFIC status for any taxable year will not be determinable until the close of such taxable year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

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

As an alternative to the foregoing rules, you may make a mark-to-market election to include in ordinary income each year an amount equal to the excess, if any, of the fair market value of our shares as of the close of your taxable year over your adjusted tax basis in such shares.  The mark-to-market election is available only for “marketable stock,” which is stock that is “regularly traded” on a national securities exchange that is registered with the Securities and Exchange Commission or on NASDAQ, or on a foreign exchange or market that the Internal Revenue Service determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.  The OTC Bulletin Board and OTCQX are not considered to be national securities exchanges that would allow a U.S. Holder to make a mark-to-market election.  As our shares have been quoted only on the OTC Bulletin Board, our shares are not currently qualified as “marketable stock” for purposes of the mark-to-market election.  Consequently, you will not be eligible to make a mark-to-market election if we are or become a PFIC.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the Commission our registration statement on Form F-1 (File Number 333-176868) and our annual report on Form 20-F (File Number 000-54676), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year.  Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

The credit risk of our cash arises from default of the counterparty. At December 31, 2012, our cash denominated in RMB, amounted to US$327. We had cash of US$145,641 in 2011 and US$1,297,749 in 2010. Conversion of RMB into foreign currencies is subject to the PRC’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations.  The remaining balance of our cash was $1,671 denominated in Hong Kong dollars and US dollars at December 31, 2012.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in raising funds to meet commitments associated with financial instruments. Our policy is to regularly monitor current and expected liquidity requirements to ensure that we maintain sufficient reserves of cash to meet our liquidity requirement in the short and long term. We have experienced net cash outflows from operating activities in 2012, 2011 and 2010. We have relied on shareholder loans, proceeds from issue of shares and bank loans to maintain sufficient working capital for our operations and capital expenditures. Despite raising US$1,963 thousand from proceeds from issue of shares in 2011, we may continue to experience liquidity pressures as we have been highly leveraged relative to our cash flow historically. As of December 31, 2012, we negative operating cash flows and incurred an accumulated losses of US$2,958 thousand. These conditions indicate the existence of an uncertainty which may cast doubt on our ability to continue as a going concern. For a further discussion of our ability to continue as a going concern, please see Note 2 to the consolidated financial statements.

The contractual maturities of financial liabilities as of December 31, 2012, 2011 and 2010, are shown below:

	Carrying amount	Total Contractual undiscounted cash flow	More than one year or on demand	Within one year or on demand
	US$	US$	US$	US$

2012
Accounts payable	15,004	15.004	-	15,004
Amounts due to officer/directors	337,194	337,194		337,194
Other payables (included in accrued expenses)	29.318	29.318	-	29,318
Long term loan	542,243	542,243	542,243	-
	923,759	923,759	542,243	381,516

2011
Accounts payable	10,109	10,109	-	10,109
Amounts due to officer/directors	103,275	103,275	-	103,275
Other payables (included in accrued expenses)	39,711	39,711	-	39,711
	153,095	153,095	-	153,095

2010
Amount due to Ms. Tsai (related party)	434,131	434,131	-	434,131
Amounts due to officer/directors	1,092	1,092	-	1,092
Other payables (included in accrued expenses)	6,765	6,765	-	6,765

	441,988	441,988	-	441,988

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds

A. – D. Material Modifications to the Rights of Security Holders

Not applicable.

E. Use of Proceeds

The following “Use of Proceeds” information relates to up to 131,000,000 of our shares registered for resale and for the account of the selling shareholders.  As a result, all proceeds from the resale of the shares will be paid to the selling shareholders and we will not receive any proceeds from the resale of the shares by the selling shareholders. However, we will pay all costs associated with the registration statement. The registration statement on Form F-1 (File No. 333-176868), as amended, with respect to the resale of these shares was declared effective by the SEC on September 30, 2011. Our shares were successfully quoted on OTC Bulletin Board on November 1, 2012. As of the date of this annual report, the selling shareholders resold 3,300 shares at the share price of 0.13 and 3,000 at the share price of 0.1 through the quotation services provided by the OTC Bulletin Board and received proceeds amounting to approximately US$729.0.

From the effective date of the F-1 registration statement to December 31, 2012, the total expenses incurred for our company’s account was approximately $230,548, including printing and engraving expenses of $3,348, legal fees of approximately $24,101, audit and audit-related fees of approximately $190,247, transfer agent and registrar fees of approximately $12,582. None of the above expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or affiliates.

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

Management’s Report on Internal Control over Financial Reporting

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. Our management identified the following material weaknesses in our internal control over financial reporting:

●
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

●
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

This annual report on Form 10-K does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm.

Changes in Internal Controls

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A. Audit Committee Financial Expert

We have no audit committee financial expert as defined in Item 16A of Form 20-F. We believe that the cost related to retaining a financial expert at this time is prohibitive. Further, because of our stage of development, we believe the services of a financial expert are not warranted.

Item 16B. Code of Ethics

On May 10, 2013, we adopted a code of ethics which applies to all of our directors, officers and employees. We have posted such code of ethics on our company website at http://www.dbmintai.com/presentation.html.A copy of such code of ethics has been filed as Exhibit 11.1 to this annual report. Stockholders may request a free copy in print form from:

Mr. Hung Ming Pun
11/F, Shum Tower,
No.268 Des Voeux Road Central
Hong Kong
Tel: +852 3996 7222
Fax: +852 3020 6206
E-mail: billy.pun@dbmintai.com

Item 16C. Principal Accountant Fees and Services

Starting on February 10, 2011, we engaged GHP Horwath, P.C. as our independent registered public accounting firm. Effective March 4, 2013, we dismissed GHP Horwath, P.C as our principal accountant.  On January 9, 2013, we appointed Albert Wong&Co. as our replacement independent registered public accounting firm for the fiscal year ended December 31, 2012.  Our audit committee and the Board of Directors recommended, authorized and approved the change in our independent registered public accounting firm.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal accountant for the periods indicated.

	Year Ended December 31,
	2012	2011	2010
	US$	US$	US$

Audit fees(1)	60,000	270,000	-

Audit-related fees(2)	-	-	-

Tax fees(3)	-	350	-

(1)
 “Audit fees” means the aggregate fees billed for professional services rendered in connection with the audit or review of our financial statements. A fee billed in 2012 for the annual audit of 2012 was $60,000. Fees billed in 2012 for the audit of the 2011 consolidated financial statements are $120,000. Fees billed in 2011 for the audits of the 2010, 2009, and 2008 consolidated financial statements were $150,000.

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

Item 16F. Change in Registrant’s Certifying Accountant

Effective March 4, 2013, we dismissed GHP Horwath, P.C as our independent registered public accounting firm.  On January 9, 2013, we appointed Albert Wong&Co. as our replacement independent registered public accounting firm for the fiscal year ended December 31, 2012.  Our audit committee and the Board of Directors recommended, authorized and approved the change in our independent registered public accounting firm.

During the fiscal year ended December 31, 2011 and through to March 3, 2013, there were no disagreements between us and GHP Horwath, P.C on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of GHP Horwath, P.C, would have caused GHP Horwath, P.C to make reference to the subject matter in its reports on the consolidated financial statements.

GHP Horwath, P.C's audit reports on our consolidated financial statements for the fiscal years ended December 31, 2011 and 2010 did not contain an adverse opinion or a denial of opinion and were not qualified as to uncertainty, audit scope or accounting principles, except for an explanatory paragraph relating to the Group’s ability to continue as a going concern.

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
1.1
Memorandum of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

1.2
Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

2.1
Amended Registrant’s Specimen Certificate for its Shares(incorporated by reference to Exhibit 2.1 of our Annual Report on Form 20-F (File No. 000-54676), as amended, originally filed with the Securities and Exchange Commission on April 27, 2012)

2.2
Form Private Subscription Letter from investors to Dragon Bright Mintai Botanical Technology Company Limited (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

2.3
Share Swap Agreement among Dragon Bright Mintai Botanical Technology (Cayman) Limited, Dragon Bright Mintai Botanical Technology Company Limited and shareholders of Dragon Bright Mintai Botanical Technology Company Limited dated March 11, 2011 (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

4.1
English translation of Employment Agreement between the Registrant and Anita Lai Lai Ho dated January 1, 2012 (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F (File No. 000-54676), as amended, originally filed with the Securities and Exchange Commission on April 27, 2012)

4.2
English translation of Tenancy Agreement between Edmund C.Y. Tam Limited and Dragon Bright Mintai Botanical Technology Company Limited dated November 23, 2010 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

4.3*	Tenancy Agreement between Tofuko Limited and Dragon Bright Mintai Botanical Technology Company Limited dated May 6, 2013

4.4
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

4.15
Form of employment agreement with the Registrant’s employees (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

4.16*	Employment Agreement between the Registrant and Mr. SY Wing Kui dated November 1, 2012

4.17*	Employment Agreement between the Registrant and Mr. Dominick Mark dated April 21, 2012

4.18*	Employment Agreement between the Registrant and Anita Lai Lai Ho dated January 1, 2013

8.1
List of the Registrant’s Subsidiaries (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-176868), as amended, originally filed with the Securities and Exchange Commission on September 16, 2011)

11.1*	Code of Ethics dated May 10, 2013

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Letter from GHP Howath P.C dated June 17, 2013

15.2*	Audit Contract between the Registrant and Albert Wong & Co dated January 9, 2013

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
Date: June 17, 2013

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

ALBERT WONG & CO.
CERTIFIED PUBLIC ACCOUNTANTS
7th Floor, Nan Dao Commercial Building
359-361 Queen’s Road Central
Hong Kong
Tel : 2851 7954
Fax: 2545 4086

ALBERT WONG
B.Soc., Sc., ACA., LL.B., C.P.A.(Practising)

To:  The board of directors and stockholders of
Dragon Bright Mintai Botanical Technology (Cayman) Limited (“the Cayman Company”)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated statements of financial position of Dragon Bright Mintai Botanical Technology (Cayman) Limited (Note 1) and subsidiaries (the “Group”) as of December 31, 2012,  and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 included in the Company’s Item 15 “Controls and Procedures” in the Annual Report on Form 20-F and, accordingly, we do not express an opinion thereon.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dragon Bright Mintai Botanical Technology (Cayman) Limited and subsidiaries as of December 31, 2012,  and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group reported a total comprehensive loss of approximately $0.9 million for the year ended December 31, 2012, and had accumulated losses attributable to owners of the Company of approximately $2.3 million at December 31, 2012. In addition, the Group has a limited operating history and generated revenue US$14,982 in 2012. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hong Kong, China	/s/ Albert Wong & Co.
June 17, 2013	Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Dragon Bright Mintai Botanical Technology (Cayman) Limited

We have audited the accompanying consolidated statements of financial position of Dragon Bright Mintai Botanical Technology (Cayman) Limited (Note 1) and subsidiaries (the “Group”) as of December 31, 2011 and 2010 , and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dragon Bright Mintai Botanical Technology (Cayman) Limited and subsidiaries as of December 31, 2011 and 2010 and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group reported a total comprehensive loss of approximately $1.8 million for the year ended December 31, 2011, and had accumulated losses attributable to equity shareholders of the Group of approximately $1.6 million at December 31, 2011. In addition, the Group has a limited operating history and no revenue producing operations. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GHP Horwath, P.C.
Denver, Colorado

April 27, 2012

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,	Year ended December 31,	Year ended December 31,
	Notes	2012	2011	2010
		US$	US$	US$

Revenue	5	14,982	47	-
Cost of sales		(4,040)	(138)	-
Gross profit/(loss)		10,942	(91)	-

Other income	6	611,807	1,284	11

General and administrative expenses	7	(1,530,633)	(1,876,818)	(166,863)

Loss before income tax expense		(907,884)	(1,875,625)	(166,852)

Income tax expense	8(a)	-	-	-

Loss for the year		(907,884)	(1,875,625)	(166,852)

Other comprehensive income/(loss)
Exchange differences on translating foreign operations recognized directly in equity		15,361	88,413	6,918

Total comprehensive loss for the year		(892,523)	(1,787,212)	(159,934)

Loss attributable to:
Owners of the Company		(780,952)	(1,459,589)	(144,644)
Non-controlling interest		(126,932)	(416,036)	(22,208)

		(907,884)	(1,875,625)	(166,852)

Total comprehensive loss attributable to:
Owners of the Company		(774,451)	(1,418,397)	(143,115)
Non-controlling interest		(118,072)	(368,815)	(16,819)

		(892,523)	(1,787,212)	(159,934)

Loss per share – basic and diluted	9	*	*	*

Weighted average shares outstanding		531,000,000	524,002,329	116,962,192
*Less than (0.01) per share
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31,

	Notes	2012	2011	2010
		US$	US$	US$

ASSETS
Non-current assets
Property, plant and equipment	10	1,048,281	1,198,651	67,042
Construction in progress	11	-	-	261,060
Biological assets	12	1,088,946	318,274	32,021
Deposits and long term prepayments		15,950	126,168	23,348
Intangible assets, net	13	4,709	18,665	5,441
Cost investment	14	581	579	578

Total non-current assets		2, 158,467	1,662,337	389,490

Current assets

Supplies inventory	15	28,093	70,171	8,032
Account Receivable	16	272,850	-	-
Employee advances	17	29,639	82,204	14,011
Deposits		25,618	6,204	3,428
Prepaid and other		60,531	31,928	-
Amount due from a director	18	77,255	-	-
Amount due from a related party	19	-	2,364	-
Cash and cash equivalents	28(a)	1,998	262,857	1,772,943

Total current assets		495,984	455,728	1,798,414

Total assets		2,654,451	2.118,065	2,187,904

LIABILITIES AND EQUITY
Non-Current liabilities
Long term loan	20	542,243	-	-
Long term deferred revenue	22	290,906	-	-

Total Non-Current liabilities		833,149	-	-

Current liabilities

Bank overdraft	28(a)	29,050	-	-
Accounts payable		15,004	10,109	-
Accrued expenses and other payables		269,186	86,681	103,641
Amount due to a director	21	337,194	103,275	1,092
Amount due to a related party	19	-	-	434,131
Amounts due to employees		-	790	-
Deferred revenue	22	146,181	-	-

Total Current liabilities		796,615	200,855	538,864

Total liabilities		1,629,764	200,855	538,864

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31,
	Notes	2012	2011	2010
		US$	US$	US$
Equity

Share capital	24	53,100	53,100	47,200
Share premium		3,817,422	3,817,422	1,767,490
Foreign exchange reserves		49,203	42,702	1,510
Accumulated losses		(2,393,551)	(1,612,599)	(153,010)

Total equity/(deficit) attributable to owners of the Company		1,526,174	2,300,625	1,663,640
Non-controlling interest		(501,487)	(383,415)	(14,600)

		1,024,687	1,917,210	1,649,040

Total liabilities and equity		2,654,451	2,118,065	2,187,904

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	(Deficit)/equity attributable to owners of the Company					Non-Controlling interest
	Share capital	Share premium	Foreign exchange reserve	Accumulated losses	Total	Foreign Exchange Reserve	Accumulated losses	Share Capital	Total equity/(deficit)
	US$	US$	US$	US$	US$	US$	US$	US$	US$

Balances at December 31, 2009	10	3	(19)	(8,366)	(8,372)	-	-	-	(8,372)
Issue of shares for cash, net	47,190	1,767,937	-	-	1,815,127	-	-	-	1,815,127
Contribution from non-controlling shareholders								2,219	2,219
Total comprehensive loss for the year	-	-	1,529	(144,644)	(143,115)	5,389	(22,208)		(159,934)

Balances at December 31, 2010	47,200	1,767,940	1,510	(153,010)	1,663,640	5,389	(22,208)	2,219	1,649,040
Issue of shares for cash, net	5,900	2,049,482	-	-	2,055,382	-	-	-	2,055,382
Total comprehensive loss for the year	-	-	41,192	(1,459,589)	(1,418,397)	47,221	(416,036)	-	(1,787,212)

Balances at December 31, 2011	53,100	3,817,422	42,702	(1,612,599)	2,300,625	52,610	(438,244)	2,219	1,917,210
Total comprehensive loss for the year	-	-	6,501	(780,952)	(774,451)	8,860	(126,932)	-	(892,523)

Balances at December 31, 2012	53,100	3,817,422	49,203	(2,393,551)	1,526,174	61,470	(565,176)	2,219	1,024,687

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2012	2011	2010
	US$	US$	US$

Cash flows from operating activities
Loss before taxation	(907,884)	(1,875,625)	(166,852)
Adjustments for:
Amortization	376	1,152	187
Depreciation	172,385	101,764	2,320
Interest income	(152)	(1,158)	(11)
Exchange gain	-	(126)	-
Loss on disposal of fixed assets	11,039	-	-
Gain on fair value change of biological assets	(443,845)	-	-

Operating loss before working capital changes	(1,168,081)	(1,773,993)	(164,356)

Decrease/(increase) in supplies inventory	42,269	(62,139)	(8,032)
Decrease in biological assets	4,040
Decrease/(increase) in employee advances	58,498	(68,175)	(14,011)
Increase in account receivable	(269,520)	--	-
Increase in deferred revenue	431,753	-	-
Increase in deposits and prepayments and other receivable	63,331	(59,023)	(3,428)
(Increase) /decrease in amount due from a director	(76,808)	(2,364)	13
Increase in accounts payable	4,733	10,109	-
Increase in accrued expenses and other payables	75,825	74,598	11,180
(Decrease)/increase in amounts due to employees	(790)	790	-

Cash used in operations	(834,750)	(1,880,197)	(178,634)
Interest received	152	1,158	11

Net cash used in operating activities	(834,598)	(1,879,039)	(178,623)

Cash flows from investing activities
Purchases of property, plant and equipment	(9,426)	(928,850)	(69,379)
Expenditures for construction in progress	-	(3,069)	(261,060)
Deposits on construction in progress	-	(78,500)	(23,348)
Additions to biological assets	(318,263)	(277,554)	(32,021)
Purchase of intangible assets	-	(14,391)	(5,628)
Purchase of investment	-	-	(578)

Net cash used in investing activities	(327,689)	(1,302,364)	(392,014)

Cash flows from financing activities
Bank overdraft	29,030	-	-
Proceeds from issue of shares, net	-	1,963,579	1,906,930
(Decrease)/increase in amounts due to directors	350,221	102,182	(6,390)
Long term loan	786,119	-	-
Advances from (repayments to) directors	(13,183)	(9,743)	-
Repayment of long term loan	(250,495)	-	-
Advances from/(repayments to) a related party	-	(434,131)	434,131
Contribution from non-controlling interest	-	-	2,291

Net cash generated from financing activities	901,692	1,621,887	2,336,890

Net (decrease)/increase in cash	(260,595)	(1,559,516)	1,766,253

Effect of foreign exchange rate changes	(264)	49,430	6,690

Cash and cash equivalents at beginning of the year	262,857	1,772,943	-

Cash and cash equivalents at end of the year	1,998	262,857	1,772,943

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION, REORGANIZATION AND PLAN OF OPERATIONS

(a)	Organization and reorganization

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

(i)
The formation of the Cayman Company, a Cayman Islands holding company, completed in February 2011, which is owned by the same control group as Dragon Bright HK.  The Cayman Company has authorized share capital of 3,500,000,000 shares at $0.0001 each.

(ii)
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

(iii)
The Cayman Company filed a Form F-1 Registration Statement under the Securities Act of 1933 with the U.S. Securities and Exchange Commission (SEC) to register certain shares of the Cayman Company for resale. The Company’s Form F-1 was declared effective by the SEC on September 30, 2011.

(iv)	The Company’s shares are currently quoted on the Over The Counter (OTC) Bulletin Board in the United States with effective on October 10, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(a)	Organization and reorganization (continued)

These consolidated financial statements have been titled "Dragon Bright Mintai Botanical (Cayman) Limited" because:

(i)	Dragon Bright Mintai Botanical (Cayman) Limited is the holding company of Dragon Bright HK, its subsidiaries, and the operations of the Group.

(ii)	Other than its 100% ownership of Dragon Bright HK, Dragon Bright Mintai Botanical (Cayman) Limited has no significant assets and no other business operations.

(iii)	The Form F-1 Registration occured under the name of Dragon Bright Mintai Botanical Technology (Cayman) Limited.

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

The consolidated financial statements of Dragon Bright Mintai Botanical Technology (Cayman) Limited and subsidiaries (the “Group”) as of and for the years ended December 31, 2012, 2011and 2010, were authorized for issue in accordance with a resolution of the directors on June 17, 2013. The registered address of the Company is PO Box 309, Ugland House, Grand Cayman, KY-1104, Cayman Islands. The principal place of business of the Group is located at Room 602, 231 Haitian Road, Huli District, Xiamen, Fujian, PRC.

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

The Group is in the initial stages of developing a business in the forest seedling industry. The Group plans to concentrate in the mass propagation and sale of bamboo-willow seedlings to forest tree plantation companies, seedling gravers, manufactures of paper pulp products and dealer agents.  Bamboo-willow is a type of Salicaceae plant; the natural characteristics of which include fast growth, high cultivation density and strong resistance to disease. The Group is also exploring potential opportunities in growing bamboo-willow for use as timber for construction and other general-purpose functions. The Group’s plan to propagate and sell bamboo-willow is dependent on the commercialization and application of an aeroponics cultivation system, an agricultural and botanical technology, known as Taiwan Fast Plan Propagation Technology (“TFPPT”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION

(a)	Management's plans

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Group reported a total comprehensive loss of approximately $0.8 million for the year ended December 31, 2012, and had accumulated losses attributable to owners of the Company of approximately $2.3 million as of December 31, 2012. In addition, the Group has a limited operating history and just generated revenue $14,982 in 2012. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Group be unable to continue as a going concern.

The Group’s implementation of its business plan is dependent on its future profitability and on additional debt or equity financing, which may not be available in amounts or on terms acceptable to the Group or at all. As a consequence, if the Group is unable to achieve profitability or obtain additional financing in the near term, the Group may be required to delay its business plan implementation, and/or the Group may be required to cease operations in order to offset the lack of available funding, which would have a material adverse impact on the Group.

The Group does not have a revolving loan agreement with any financial institution, nor can the Group provide any assurance it will be able to enter into any such agreement in the future, or be able to raise funds through a future issuance of debt or equity. As of December 31, 2012, the Group has cash of approximately $1,998 and bank overdraft $29,050. In June 2012, in order to further develop the application of our probiotic-based organic fertilizer, we signed an agricultural consultancy agreement with Fujian Province Shan Ge Agricultural Comprehensive Development Company Limited to obtain feasibility study on Chinese Yam application. In November, 2012, we signed a non-binding letter of intent with a regional business partners which is located in Nan’an County, Fujian Province for the purchase of seedlings and related services.

Should the Group require additional cash funding until such a time the Group becomes profitable, management believes that the Group can raise additional funds through either a further issuance of debt or equity necessary to sustain the Group through at least 2013. However, there can be no assurance of such additional fundraisings in amounts that may be required by the Group, if at all.

(b)	Statement of compliance

These consolidated financial statements of the Group have been prepared for the above purpose and in accordance with all International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board ("IASB"). The IASB has issued a number of new or revised IFRSs during the past years. For the purpose of these consolidated financial statements, the Group has consistently adopted all new or revised IFRSs that are effective and applicable to the Group for each accounting period presented.

(c)	Basis of preparation of financial statements

The consolidated financial statements have been prepared under the historical cost convention, as modified for financial assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION (Continued)

(d)	Functional and presentation currency

The Group’s principal operations are conducted in the PRC, and therefore the Group considers its functional currency to be the Renminbi (“RMB”). The reporting currency used by the Group is United States dollars (“US$”), which management considers to be more beneficial to the users of the financial statements.

3.	SIGNIFICANT ACCOUNTING POLICES

(a)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of Cayman Company and its subsidiaries. Subsidiaries are entities over which the Company is able to exercise control. Control is achieved where the Company, directly or indirectly, has the power to govern the financial and operating policies of entities so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

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

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. The interests of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition, plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

(b)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of property, plant and equipment includes its purchase price and the costs directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.  The carrying amount of the replaced part is derecognized.  All other repairs and maintenance are recognized as an expense in profit or loss during the financial period in which they are incurred.

Property, plant and equipment are depreciated so as to write off their cost, net of expected residual value, over their estimated useful lives on a straight-line basis. The useful lives, residual value and depreciation methods are reviewed, and adjusted if appropriate, at the end of each reporting period.  The useful lives of property, plant and equipment at December 31, 2012, are as follows:

Leasehold improvements	5 years
Furniture, fixtures and equipment	3-5 years
Machinery	5 years
Motor vehicle	4 years
Greenhouse and facilities	10 years

An asset is written down immediately to its recoverable amount if its carrying amount is higher than the asset’s estimated recoverable amount.  Management determined that there is no impairment to property, plant and equipment as of December 31, 2012.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                    SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

(d)	Borrowing costs

Borrowing costs attributable directly to the acquisition, construction or production of qualifying assets which require a substantial period of time to be ready for their intended use or sale, are capitalized as part of the cost of those assets.  All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

(e)	Biological assets

Biological assets are living plants involved in the agricultural activities of the transformation of biological assets into agricultural produce for sale or into additional biological assets. Biological assets and agricultural produce are measured at fair value less costs to sell at initial recognition and at each reporting date, except where fair value cannot be reliably measured. If fair value is not reliably measurable due to the nature of the asset not corresponding to traded assets or products in the market, such assets are recorded at cost less impairment.

Agricultural produce to be sold harvested from Group’s biological assets should be treated as inventory of the Group and IAS 2-Inventories applies after harvest.

The gain or loss arising on initial recognition, and subsequent changes in fair values less costs to sell biological assets is recognized in profit or loss in the period in which it arises.

(f)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost, which includes its purchase price plus any directly attributable costs of preparing the asset for its intended use. The cost of intangible assets acquired in a business combination is fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization on a straight line basis over their estimated useful lives and any accumulated impairment losses. The estimated useful life of the Group’s intangible asset is 15 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                    SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

(g)	Supplies inventories

Supplies inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO). Cost of raw materials represents the invoiced cost of inventories which include all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.  The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(h)	Research and development costs

Research costs are expensed as incurred and were approximately $2,148 in 2012, $126,000 in 2011 and $11,000 in 2010 (presented within administrative expenses). Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate criteria established under the accounting standards. No development expenditures were capitalized in 2012, 2011 and 2010.

(i)	Impairment of tangible and intangible assets

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss or if an impairment loss previously recognized no longer exists or may have decreased.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment losses (if any).  Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss. Management determined that no impairment to tangible or intangible assets exists as of December 31, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.          SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

(j)	Financial assets and liabilities

(i)	Financial assets

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

The Group classifies its financial assets at initial recognition, depending on the purpose for which the asset was acquired.  Financial assets at fair value through profit or loss are initially measured at fair value and all other financial assets are initially measured at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets.

(ii)	Financial liabilities

The Group's financial liabilities, which include payables, accruals, and amounts due to a director and other related parties are initially measured and recorded at fair value, and subsequently measured at amortized cost, using the effective interest rate method, unless the effect of discounting would be immaterial. In such cases, they are stated at cost.

(k)	Cash and cash equivalents

For the purpose of the consolidated cash flow statements, cash and cash equivalents consists of cash at banks and on hand.

(l)	Operating leases

Payments made under operating leases are charged to profit or loss in equal instalments over the period of the respective lease.  Lease incentives received are recognized to profit or loss as an integral part of the aggregate lease payments made.  Contingent rentals are charged to profit or loss when incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                    SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

(m)	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

(i)	Current tax

The tax currently payable is based on taxable profit for the year.  Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because it excludes items of income or expenses that are taxable or deductible in other years, and it further excludes items that are never taxable or deductible.  The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of each reporting period.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of each reporting period.  The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of reporting period, to recover or settle the carrying amount of its assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

(n)	Value Added Tax (VAT)

Sales of goods in the PRC are subject to VAT at 17% (Output VAT). Input tax on purchases can be deducted from output VAT. The scope of the part of VAT-exempt items cited in Article 15 of Provisional Regulation of Value Added Tax of the PRC includes forestry. Institutions and individuals engaged in agriculture production can apply this value added tax exempt. VAT-exempt would not be granted to the Group autonomously unless the Group applies this exempt and approved by the tax authority. The Group obtained VAT-exempt period from March to December of 2012. Output VAT has been incurred US$7.74 by the Group through December 31, 2012. This VAT amount is taxed on the sales amount of last year before the Group obtained the approval of the exemption.

(o)	Employee benefits

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

(p)	Foreign currencies

Transactions entered into by each individual entity within the Group in currencies other than the currency of the primary economic environment in which it/they operate(s) (the “functional currency”) are recorded at the rates ruling when the transactions occur.  Foreign currency monetary assets and liabilities are translated at the rates ruling at the end of the reporting period.  Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

(p)       Foreign currencies (continue)

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

On consolidation, income and expense items of foreign operations are translated into the presentation currency of the Group (US$) at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the rates approximating those ruling when the transactions took place are used.  All assets and liabilities of foreign operations are translated at the rate ruling at the end of the reporting period.  Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity as foreign exchange reserve (attributed to non-controlling interests as appropriate).

(q)	Provisions

Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, which will probably result in an outflow of economic benefits that can be reasonably estimated.

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

(r)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       3.           SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

(s)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts returns and value added taxes.  The Group recognises revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below.  The group bases its estimates of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

1.	Sales of goods
Revenue from the sale of goods is recognised when the goods are delivered at the customers’ premises or agreed point of delivery which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added tax or other sales taxes after deduction of any trade discounts.

The advanced from customer for sale of goods in the future years recognised as deferred revenue and long term deferred revenue based on the period from execution date of contract.

2.	Interest income
Interest income is recognised as it accrues using the effective interest method.

3.	Service fee income
Income from provision of services is recognised at the time when the services are rendered by reference to the stage of completion. The advanced from customer which not yet rendered services is recognised as deferred revenue.

(t)	RELATED PARTY
      (i)   A person, or a close member of that person’s family, is related to the group if that person:
(1)  has control or joint control over the group;
(2)  has significant influence over the group; or
(3)  is a member of the key management personnel of the group or the group’s parent.
(ii)  An entity is related to the group if any of the following conditions applies:
(1)  The entity and the group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
(2)  One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).
(3)  Both entities are joint ventures of the same third party.
(4)  One entity is a joint venture of a third entity and the other entity is an associate of the third entity.
(5)  The entity is a post-employment benefit plan for the benefit of employees of either the group or an entity related to the group.
(6)  The entity is controlled or jointly controlled by a person identified in (a).
(7)  A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        3.           SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

(u)	ADOPTION OF NEW/ REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.  IFRS 10, IFRS 11 and IFRS 12 permit early adoption if all of the standards are collectively adopted.

IFRS 10 – Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. A new definition of ‘control’ has been established. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 – Joint Arrangements establishes the principles for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method whereas for a joint operation the venture will be accounted for using the proportionate consolidation method.

IFRS 12 – Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 – Fair Value Measurement defines fair value, requires disclosure about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards.

IAS 19 – Employee Benefits amends the existing standard to eliminate options to defer the recognition of gains and losses in defined benefit plans, requires remeasurement of a defined benefit plan’s assets and liabilities to be presented in other comprehensive income and increases the disclosure.

The IASB also amended the following standard which is effective as per the date identified.

IAS 1 – Presentation of Financial Statements was amended and requires companies to group items presented within Other Comprehensive Income based on whether they may be subsequently reclassified to profit or loss.

IFRS 9 – Financial Instruments addresses the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value.  The new standard also requires a single impairment method to be used.  The IASB has extended the effective date to January 1, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.         SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

(v)	Reclassifications

Certain amounts presented in the 2011 and 2010 consolidated financial statements have been reclassified to carry over to the 2012 presentation.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(a)	Biological assets

The Group accounts for biological assets at fair value.  Management estimates that the quoted price in similar market less costs to sell as their fair value of biological assets as at December 31, 2012.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.             Critical accounting judgements and key sources of estimation uncertainty (continued)

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

The Group’s agricultural business is subject to the usual agricultural hazards from fire, wind and insects.  Forces of nature such as temperature and rainfall may also affect harvest efficiency.  Management considers adequate preventive measures are in place to minimize exposure. Nevertheless, to the extent that un-anticipated factors affecting harvestable agricultural produce may result in re-measurement or harvest losses in future accounting periods.

(b)	Useful lives of property, plant, equipment, and intangible assets

Management estimates the expected useful lives for its property, plant, equipment, and intangible assets and determines the related depreciation/amortization policy. The estimated useful lives of the assets and the residual values reflect management’s estimates of the number of years that the Group intends to derive future economic benefits from the use of the assets.  These estimates could change significantly as a result of technological innovations in response to industry cycles.  The depreciation/amortization expense in future accounting periods may be adjusted if there are significant changes in these estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Critical accounting judgements and key sources of estimation uncertainty (continued)

(c)	Impairment of tangible and intangible assets

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss or if an impairment loss previously recognized no longer exists or may have decreased.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment losses (if any).  Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.   Management determined that no impairment to tangible or intangible assets exists as of December 31, 2012.

5.	REVENUE

Revenue represents the net invoiced value of goods sold, after allowances or returns and trade discounts.

	2012	2011	2010
	US$	US$	US$

Sales of sapling	14,982	47	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.             OTHER INCOME

		2012	2011	2010
		US$	US$	US$

Interest income		153	1,158	11
Exchange gain		2	126	-
Subsidies	(a)	27,129	-	-
Sundries income		140,678	-	-
Gain on fair value change of biological assets		443,845	-	-
		611,807	1,284	11

(a)
Fujian Qianlong received a grant US$27,129 under the Yong Chun Town government Environmental Incentive
Program because its plant size met the requirement of the Program. The grant money was recognized as other income when the money was receipt.

7.	NATURE OF EXPENSE INFORMATION

Loss before income tax expense primarily consists of the following expenses, by nature:

	2012	2011	2010
	US$	US$	US$

Directors’ remuneration:
Salaries and allowances	1,856	1,774	6,719
Key management remuneration
Salaries and allowances	150,043	57,371	4,431
Staff costs:
Salaries and allowances	354,023	322,663	28,986
Retirement benefits plan contributions	20,138	13,497	440
Staff benefits and training	35,463	33,635	-
Lease expense under operating leases of land and buildings	174,083	45,215	8,991
Depreciation of property, plant and equipment	172,385	101,764	2,320
Amortization of intangible assets	376	1,152	187
Research and development	2,148	126,313	11,071
Meals/entertainment	44,300	117,788	10,392
Professional fees	372,523	705,693	54,396
Office general and administrative expenses	68,993	76,928	38,930
Travel expenses	14,209	51,898	-
Other expenses	25,123	127,316	-
Advertising & marketing	503	10,002	-
Seedling loss	44,407	26,493	-
Motor vehicle expenses	50,060	57,316	-
	1,530,633	1,876,818	166,863

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX EXPENSE

(a)
No provision for Hong Kong profits tax has been made, as there was no assessable taxable profit derived during the years presented.  The applicable corporate income tax rate for Hong Kong for 2012, 2011 and 2010 is 16.5%.

No provision for the PRC enterprise income tax has been made for the Company’s subsidiary, Fujian Qianlon, as it also had no taxable profits during the years presented. The applicable PRC enterprise income tax rate for Fujian Qianlon for 2012, 2011 and 2010 is 25%.

(b)	The Group had no income tax expense (benefit) in the consolidated statements of comprehensive loss for each of the year presented, as reconciled below:

	2012	2011	2010
	US$	US$	US$

Loss before income tax	(907,883)	(1,875,625)	(166,852)

Expected income tax benefit calculated at tax rates applicable to loss in the applicable jurisdictions	(170,238)	(387,436)	(31,363)
Tax effect on expenses not deductible for tax purpose	15,851	39,869	1,827
Tax effect on income not taxable for tax purpose	(110,961)	(17)	-
Tax effect of unrecognized temporary differences not recognized	(14,363)	8,656	(822)
Tax effect on tax losses not recognized	279,711	338,928	30,358

Income tax expense (benefit)	-	-	-

The Company has not recognized a deferred tax asset related to accumulated tax losses of approximatelyUS$1,448,805, US$768,165 and US$45,084 as of December 31, 2012, 2011 and 2010, respectively, as it is not considered probable that future taxable profits against which these assets can be utilized will be available in the relevant tax jurisdiction and entity.

Tax losses of approximatelyUS$663,947, US$958,530 and US$115,676  as of December 31, 2012, 2011 and 2010, respectively, were not be carried forward for future deduction as no revenue generated in the respectively year under current tax legislation. Tax losses of approximatelyUS$680,639, US$723,082 and US$45,084 as of December 31, 2012, 2011 and 2010, respectively in respect to the PRC subsidiary expire five years from the respective year of loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	LOSS PER SHARE

The calculation of basic loss per share is based on the loss for the respective year attributable to owners of the Group, and the weighted average number of ordinary shares during the respective period.

Diluted loss per share for the years ended December 31, 2012, 2011 and 2010, is equivalent to basic loss per share, as no dilutive instruments existed during these periods.

10.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Furniture fixtures and equipment	Machinery	Motor vehicles	Green houses and facilities	Total
	US$	US$	US$	US$	US$	US$

Cost:
At December 31, 2010	30,161	11,643	27,575	-	-	69,379
Exchange Realignments	1,470	206	1,344	-	-	3,020
Reclassification from construction in progress	18,795	-	15,391	-	242,927	277,113
Additions	-	59,179	648,106	245,210	-	952,495

At December 31, 2011	50,426	71,028	692,416	245,210	242,927	1,302,007
Exchange Realignments	513	644	7,095	2,494	2,470	13,216
Additions	-	4,561	4,865	-	-	9,426
Disposals	(2,405)	(12,200)	(3,170)	-	-	(17,775)
Transfer from intangible assets	-	14,403	-	-	-	14,403

At December 31, 2012	48,534	78,436	701,207	247,704	245,397	1,321,277

Accumulated depreciation:
At December 31, 2010	398	1,625	314	-	-	2,337

Charge for the year	6,381	9,707	21,638	40,980	21,717	100,423
Exchange realignments	50	123	120	198	105	696

At December 31, 2011	6,829	11,455	22,072	41,178	21,822	103,356

Charge for the year	9,057	20,579	65,875	55,053	21,821	172,385
Transfer from intangible assets	-	791	-	-	-	791
Disposals	(645)	(5,053)	(913)	-	-	(6,611)
Exchange realignments	401	45	1,038	1,099	491	3,074

At December 31, 2012	15,643	27,817	88,072	97,330	44,134	272,996

Carrying value:
At December 31, 2012	32,891	50,619	613,135	150,374	201,262	1,048,281
At December 31, 2011	43,597	59,573	670,344	204,032	221,104	1,198,651
At December 31, 2010	29,763	10,018	27,261	-	-	67,042

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	CONSTRUCTION IN PROGRESS

	2012	2011	2010
	US$	US$	US$

At beginning of the year	-	261,060	-
Exchange realignments	-	12,984
Additions	-	3,069	261,060
Reclassification to property, plant and equipment	-	(277,113)	-

At end of the year	-	-	261,060

Construction in progress at December 31, 2010 represented material and labor costs incurred through 2010, in connection with the Company’s construction of greenhouse and building facilities located in Xiamen, PRC. The facilities were placed in operation in 2011, and the costs were reclassified to Property, Plant and Equipment.

12.	BIOLOGICAL ASSETS

	2012	2011	2010
	US$	US$	US$

At beginning of the year	318,274	32,021	-
Additions	318,263	284,827	32,021
Transferred to inventory in the year	(4,040)	(138)	-
Gain on fair value change	443,845	-	-
Exchange realignments	12,604	1,564	-

At end of the year	1,088,946	318,274	32,021

Biological assets represent the Group’s greenhouse plantations of bamboo-willow and plantation bamboo-willow trees, which are located in Xiamen, PRC. At December 31, 2012 and 2011, biological assets consist of bamboo-willow super mother saplings and bamboo willow seedlings. These biological assets are presented as non-current assets in the accompanying statement of financial position as it has not yet been determined that such assets will be harvested for sale in 2013.

Plantation costs incurred through December 31, 2012, consist of labor and materials incurred in cultivating these assets. The Group has accounted for its biological assets at fair value, as management believes that fair value can be reliably determined. At December 31, 2012, the company estimates the market price less costs to sell approximate as fair value of the biological assets. The gain $443,845 arising from the change of fair value was recognised as fair value gain included in income statement of 2012.  The fair value of the biological assets at December 31, 2011, is estimated to approximate cost. Management believes that the impact on the biological transformation on price is not material, so no fair value gain or loss was recongised in the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	INTANGIBLE ASSETS

The Group’s intangible assets include license rights to an aeroponics cultivation system, which is an agricultural and botanical technology known as Taiwan Fast Plant Propagation Technology (“TFPPT”). TFPPT was invented and is owned by a shareholder, who is also a senior member of the Group’s management (the “Inventor”).  The Inventor had originally granted a worldwide exclusive license to TFPPT to Ms. Tsai, who is a family member related to the Group’s CEO/director, on July 1, 2010.  In July 2010, Ms. Tsai assigned and transferred all of her rights to the license to the Group in exchange for US$5,628.  This transaction was accounted for as a transfer between entities under common control, and the cost of this intangible asset is based on the transferor’s historical cost of the asset. Prior to the Group’s acquisition of the license rights, the TFPPT has no significant business operations, or activities, revenue or expenses, and therefore management determined that the TFPPT and the related license agreement did not meet the definition of a “business” as defined by accounting standards, or as a “predecessor business”, as defined in SEC rules.

The terms of the intellectual property rights agreement provide that the Group is to pay royalty fee to the Inventor at 6% of any income received (as defined) from the use and application of TFPPT, including any income received from sub-licensing TFPPT over the 30-year term of the agreement.  Royalty fee to the Inventor is to be paid quarterly. Amortization of the license right is provided on a straight-line basis over estimated useful life of 15 years.

On January 7, 2011, the Inventor had granted all his rights, title and interest in and to all the technology process related to formulation of the probiotics-based organic fertilizer (a component of the TFPPT) to Ms Tsai who, on January 10, 2011, further assigned and transferred this technological process to the Group for normal consideration. This transaction was also accounted for as a transfer between entities under common control.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	INTANGIBLE ASSETS (Continued)

Intangible assets also include computer software which was purchased from a third-party vendor in 2011.  The computer software is being amortized over 3 years.  All Computer Software had moved to tangible asset “Computer Equipment” Category in 2012.

	License rights	Computer Software	Total
	US$	US$	US$
Cost:
At December 31, 2010	5,628	-	5,628
Exchange Realignments	12		12
Additions	-	14,380	14,380

At December 31, 2011	5,640	14,380	20,020
Exchange Realignments	11	23	33
Transfer to fixed assets	-	(14,403)	(14,403)

At December 31, 2012	5,651	-	5,651

Accumulated amortization:
At December 31, 2010	187	-	187
Exchange Realignments	16		16
Charge for the year	361	791	1,152

At December 31, 2011	564	791	1,355
Exchange Realignments	2	-	2
Charge for the year	376	-	376
Transfer to fixed assets	-	(791)	(791)

At December 31, 2012	942	-	942

Carrying value:
At December 31, 2012	4,709	-	4,709
At December 31, 2011	5,076	13,589	18,665
At December 31, 2010	5,441	-	5,441

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	COST INVESTMENT

At December 31, 2012, 2011 and 2010, the Group holds a 14.876% equity interest in China Hainan Agriculture Holdings Ltd. (“CHAH”) which was acquired in October 2010, for HK$4,500 (US$578).  CHAH, previously known as China Agri-Tech Holdings Limited, was formed in 2005, as a Hong Kong limited company, and through December 31, 2011, has had no significant business operations or revenue-generating activities.  CHAH is planning to form a PRC subsidiary, located in Hainan, PRC, to develop a bamboo-willow plantation. The remaining shares of CHAH (other than shares held by the Company) are held by investors unrelated to the Group.

At December 31, 2012, 2011 and 2010, management determined that the Group does not have significant influence over CHAH, pursuant to applicable accounting standards.

CHAH is a privately-owned company that does not have a quoted market price in an active market, and for which fair value cannot be reliably measured, therefore, this investment is measured at cost, less any identified impairment losses.

In October 2010, the Company entered into a 20-year sub-licensing agreement with CHAH, in which the Company sub-licensed to CHAH certain rights to use TFPPT (Note 13).

15.	SUPPLIES INVENTORY

	2012	2011	2010
	US$	US$	US$

Raw materials and consumable supplies	28,093	70,171	8,032

Raw material and consumable supplies inventory primarily consist of fertilizer for use on biological assets at December 31, 2012, 2011 and 2010.

16.	ACCOUNT RECEIVABLE

	2012	2011	2010
	US$	US$	US$

Account receivable	272,850	-	-

An aged analysis of account receivable of the Group as at the end of the reporting period, based on the contract, is as follows:

	2012	2011	2010
	US$	US$	US$

Within one month	-	-	-
1-3 months	272,850	-	-
Over 3 months	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	EMPLOYEE ADVANCES

Employee advances are made for general business purposes. These advances are non-interest bearing, unsecured and due on demand.

.	2012	2011	2010
	US$	US$	US$

Employee advances	29,639	82,204	14,011

18.	Amounts due from a director

	Maximum amount outstanding
	during the year	2012	2011	2010
	US$	US$	US$	US$

Stanley Ang	77,255	77,255	-	-

The amount due from a director was unsecured, non-interest bearing, and due on demand.

The fair value of the above amount due from a director as at the balance sheet, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate at the balance sheet date was approximate to their carrying amount.

19.	Amount due from /( to ) related parties

In 2010, Ms. Tsai (a family member related to the Group’s CEO/Director) advanced $434,131 to the Group, to fund the Group’s capital expenditures.  This amount was unsecured, non-interest bearing and repaid in full in January 2011.

At December 31, 2011, the Group had a $2,364 receivable from an officer of the Group which represented an overpayment of salary at December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	LONG TERM LOAN

Long term loan due to a third unrelated party and a director at December 31, 2012 are summarized as follows:

	Interest rate	Due date	December 31
Third unrelated party	Nil	3/15/2015	$160,500
Director Stanley Ang	Nil	4/30/2015	24,630
Director Stanley Ang	Nil	6/7/2015	72,225
Director Stanley Ang	Nil	6/4/2015	32,100
Director Stanley Ang	Nil	8/7/2015	32,100
Director Stanley Ang	Nil	8/27/2015	24,075
Director Stanley Ang	Nil	6/9/2015	24,075
Director Stanley Ang	Nil	10/29/2015	40,125
Director Stanley Ang	Nil	10/9/2015	48,150
Director Stanley Ang	Nil	10/18/2015	6,420
Director Stanley Ang	Nil	11/7/2015	40,125
Director Stanley Ang	Nil	12/5/2015	2,408
Director Stanley Ang	Nil	12/9/2015	35,310
Total			$542,243

All the loans are interest free and repayment upon the expiration of the due date.

21.	Amount due to a director

Amount due to a director is interest-free, unsecured and repayable on demand.

22.	Deferred revenue and long term deferred revenue

Fujian Qianlong signed a one year agriculture consultancy service agreement at consideration of US$240,750 with an unrelated company on June 25, 2012. US$123,141 was recognised as other income based on the stage of services performed in 2012. The remaining amount US$116,087 was recognized as deferred revenue at the year end.

Fujian Qianlong signed regional cooperation agreement with an unrelated company on October 12, 2012. The agreement stated the third party should pay the company US$ 321,000 as advance within 30 days after signed the agreement. At the year end of 2012, the company has received US$48,150, but US$272,850 was still outstanding. According to the agreement, the Group would sell a minimum US$100,312 per year to the counterparty for the following three years, and 30% of the minimum sales amount would be deducted from the advances from the counterparty. US$30,094 was recognized as deferred revenue and US$290,906 was recognized as long term deferred revenue through future sale of goods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Statutory reserve

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

24.	Share capital

Issued and fully paid
	2012	2012	2011	2011	2010	2010
	Number	US$	Number	US$	Number	US$

At beginning of the year	531,000,000	53,100	472,000,000	47,200	100,000	10

Issues of shares for cash during the year	-	-	59,000,000	5,900	471,900,000	47,190

At end of the year	531,000,000	53,100	531,000,000	53,100	472,000,000	47,200

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	Commitments and contingencies

(a)	Capital commitments

At the end of each reporting period, the Company had the following commitments:

	2012	2011	2010
	US$	US$	US$
Authorized and contracted, but not provided for:
- acquisition of property, plant and equipment and construction in progress	-	-	141,590

(b)	Operating lease commitments

The Group was under a two-year operating lease for office facilities in Hong Kong that was entered into in November 2010.  This lease provided for monthly lease payments of approximately $1,480. This lease was terminated in February 2012. The Group received a refund of a deposit on this lease of $6,204 in 2012. In December 2011, the Group entered into a one-year business centre service agreement, and lease payments under this agreement are approximately $5,900 per month. This lease term began on March 1, 2012 and continues to February 28, 2013. After the termination on February 28, 2013, the director temporarily provides work place with no charges. Starting from May 20, 2013, the Group signed a two-year lease agreement with monthly lease fee $4,580 in Hong Kong.

 In addition, in December 2010, the Group began leasing office facilities in Xiamen, PRC under a two-year operating lease which expires in December 2012. Lease payments are approximately $713 per month. This agreement renewed in December 2012 with lease fee US$ 9,246 per year increment at least by 8% each year in the leasing periods till December 2015.

In May 2010, the Company entered into a 20-year cooperative agreement with a third-party company (the “Cooperative Party”), in which the Company agreed to lease up to 100 mu (66,667 square meters) of agricultural land located in Xiamen for approximately $150 per mu (667 square meters) per year. Lease expense under this agreement was $5,655, $5,518 and $6,031 in 2012, 2011 and 2010 respectively. In December 2012, the Company received a refund of $11,098 due to adjustment for usage of only 35 mu of agricultural land.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.           Commitments and contingencies (continued)

(b)	Operating lease commitments (continued)

Pursuant to the two land-leasing framework agreements entered into in December 2010, the Group entered into nine land-leasing agreements with two village committees which are not related to the Group (“Village Committees”) in February 2011. According to the land-leasing framework agreements, all village farmers have signed the leasing agreements with the Village Committees who then signed official land-leasing contracts, on behalf of the village farmers, with the Group. The Group has agreed to lease from these Village Committees 1,149.51 mu (approximately 766,340 square meters) of farm land and forestry land located in Quanzhou at a price range approximately from $8 to $55 per mu (667 square meters) per year. In 2012 and 2011, lease expense was $12,470 and $12,171 respectively under this agreement. There was no lease expense under this agreement in 2010.

In July 2011, the Company entered into a 3-year cooperative agreement with a third-party, in which the Company agreed to lease 50 square meters located in Xiamen for monthly rent of approximately $278. The Company also entered into a 5-year cooperative agreement with a third-party company, in which the Company agreed to pay annually $80,856 in order to use their buildings and land in Xiamen.

	2012	2011	2010
	US$	US$	US$

Lease expense	174,083	45,215	8,991

At the end of each reporting period, the Group had outstanding minimum commitments under non-cancellable operating leases, which fall due as follows:

	2012	2011	2010
	US$	US$	US$

Not later than one year	162,499	161,039	38,845
Later than one year and not later than five years	420,601	372,426	81,524
More than five years	392,978	391,880	212,934

	976,078	925,345	333,303

           The Group has made various lease deposits which total approximately $47,600 at December 31, 2011, whereas the deposit turned to approximately $41,034 at December 31, 2012.

(c)	Royalty commitment
As further discussed in Note 13 to the financial statements, the Group is committed to pay a royalty fee to the Inventor quarterly in connection to the use and application and sub-licensing of TFPPT.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.           Commitments and contingencies (continued)

(d)	Litigation

The Group is involved in a personal injury claim that arose in April 2011. In connection with this matter, the Group paid RMB 120,000 (approximately US$19,000) to the injured party, which has been expensed, and of which RMB 110,550 (approximately US$17,527) was recovered from insurance in 2012.

(e)	PRC Seed Law

According to the Seed Law of the PRC, any companies engaged in the forestry seedlings industry must acquire a “tree seed production and management permit” before conducting business in the industry. The permit is normally issued by forestry administrative departments at the county level of the people's government of provinces, autonomous regions and municipalities. Fujian Qianlong’s application for a tree seed production and management permit was approved on October 18, 2011.

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

The Group is subject to periodic inspections and assessments by PRC environmental officials, none of which have occurred through December 31, 2012, or subsequent to year end. Should the Group fail such an assessment and/or violate environmental PRC laws, it may be subject to penalties, suspension of operations and/or environmental remediation.

The Group believes the Group is in compliance with all environmental laws and regulations based on their knowledge.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	Related party transactions

(a)
        Transactions between the Company and its subsidiaries, which are related parties of the Group, have been eliminated on consolidation. Transactions with other related parties which are not disclosed elsewhere in these consolidated financial statements are shown below :

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
	US$	US$	US$

Purchase of intellectual license rights from Ms. Tsai	-	-	5,628
Consultancy fees paid to a director	23,206	2,569	3,475
Consultancy fees paid to Ms. Tsai	19,025	-	-
	42,231	2,569	9,103

(b)
       On October 22, 2010, the Group entered into a sub-licensing agreement with CHAH, to allow CHAH to market, promote, advertise and make use of the TFPPT technology solely in the Hainan province of the PRC.  The license term is for a period of 20 years, commencing on the effective date of the agreement, and is subject to early termination by either party with prior notice. CHAH agreed to pay the Group royalties based on a percentage of revenues from the sale of goods or services derived from the TFPPT technology.  Through December 31, 2012, the Group has not earned any royalty revenue from this sublicense agreement. CHAH is to pay a minimum of $128,921 per annum to the Group starting at the end of the third year from the effective date of the agreement.

(c)	Certain members of key management were directors of the Group, whose remuneration is disclosed in Note 7 to the financial statements.

27.	Capital risk management

The Group’s objective of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debts.

The capital structure of the Group consists of equity attributable to equity holders of the Group only, comprising share capital and reserves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Financial risk management objectives and policies

The main risks arising from the Group’s financial instruments in the normal course of the Group’s business are credit risk, liquidity risk, interest rate risk and currency risk.

These risks are limited by the Group’s financial management policies and practices described below.

(a)	Credit risk

The carrying amounts of cash and other receivables present the Group with credit risk. The maximum exposure to credit risk is the carrying amounts of the respective financial assets at the end of the reporting period.

The credit risk of the Group’s cash and cash equivalents arises from default of the counterparty.  At December 31, 2012, the Group’s cash and cash equivalents, denominated in RMB, amounted to US$327 (US$145,641 at December 31, 2011 and US$1,297,749 at December 31, 2010). The Group had no cash and cash equivalents in 2009. Conversion of RMB into foreign currencies is subject to the PRC’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations.  The remaining balance of the Group’s cash and cash equivalents was US$1,671 which was denominated in Hong Kong dollars and US dollars at December 31, 2012 (US$117,216, at December 31, 2011 and US$475,194 at December 31, 2010). The Group was overdraft US$29,050 at December 31, 2012 which was denominated in Hong Kong dollars.

(b)	Interest rate risk

As the Group has no significant interest-bearing assets and liabilities, the Group’s income/(loss) and operating cash flows are substantially independent of changes in market interest rate.

(c)	Foreign exchange risk

The Group primarily operates in the PRC with the majority of transactions denominated and settled in RMB, which is not freely convertible into other foreign currencies.  Conversion of RMB into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government.  The PRC subsidiaries of the Company transact in their functional currency and therefore no currency risk is expected to arise in respect of these subsidiaries.  The Group’s financial statements are presented in US$ and fluctuations of RMB against US$ will result in adjustment to financial amounts.  The Group currently does not utilize any forward contracts, currency borrowings or other means to hedge against its foreign currency exposure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.           Financial risk management objectives and policies (continued)

(d)	Liquidity risk

The Group’s policy is to regularly monitor its liquidity requirements and maintain sufficient reserves ofcash and cash equivalents to meet its liquidity requirements in the short and long term.

The contractual maturities of financial liabilities as of December 31, 2012, 2011 and 2010 are shown below:

	Carrying amount	Total Contractual undiscounted cash flow	More than one year or on demand	Within on year or on demand
	US$	US$		US$
2012
Account payable	15,004	15,004		15,004
Amounts due to officer/directors	337,194	337,194	-	337,194
Other payables (included in accrued expenses)	29,318	29,318		29,318
Long term loan	542,243	542,243	542,243	-

	923,759	923,759	542,243	381,516

2011
Account payable	10,109	10,109	-	10,109
Amounts due to officer/directors	103,275	103,275	-	103,275
Other payables (included in accrued expenses)	39,711	39,711	-	39,711

	153,095	153,095	-	153,095

2010
Amount due to Ms. Tsai (related party)	434,131	434,131	-	434,131
Amounts due to officer/directors	1,092	1,092	-	1,092
Other payables (included in accrued expenses)	6,765	6,765	-	6,765

	441,988	441,988	-	441,988

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.	Financial assets and liabilities

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

The carrying amounts of the Group’s financial assets and liabilities with maturity of less than one year approximate their fair values. The Group does not anticipate that the carrying amounts recorded at the financial position date would be significantly different from the values that would be eventually be received or settled.

30.	Principle subsidiaries

Details of the Company’s subsidiaries as of December 31, 2012 and 2011 were as follows:

Name of subsidiary company	Place of incorporation/ establishment and operation	Paid-up capital	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect

Dragon Bright Mintai Botanical Technology Company Limited	Hong Kong	HK$24,334,000	100%	-	Investment holding
Hong Kong Dragon Holdings	Hong Kong	HK$40,000	57%	-	Investment holding

Fujian Qianlon *	The PRC	RMB16,961,000	-	100%	Tree plantation and management, manufacture and distribution of forestry products

* Fujian Qianlon is a wholly-owned subsidiary of Hong Kong Dragon Holdings, and the name above is a direct translation of their registered name in Chinese.  As of December 31, 2012, the registered capital of the Company’s PRC subsidiary, Fujian Qianlon was $2,583,704. The amount contributed in 2011 was $1,287,470. On February 16, 2011 and June 8, 2011, the Company remitted approximately $642,000 and approximately $645,470 respectively to Fujian Qianlon, as the second and final trenches of registered capital to fulfil the obligation of remitting a total registered capital of $2,583,704 within two years from the date of establishment.